1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page

1.1	Form of Underwriting Agreement	4

1.2	Supplemental Trademark License Agreement dated April 13, 2004	60

1.3	Supplemental Agreement Regarding Non-Competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement and Provincial Optic Cable Line Leasing Agreement dated April 13, 2004	63

1.4	Centralized Service Agreement dated April 13, 2004	67

1.5	Conditional Sale and Purchase Agreement dated April 13, 2004	76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 29, 2004	By:	/s/ Zhou Deqiang

	Name:	Zhou Deqiang
	Title:	Chairman and CEO

Exhibit 1.1

[•] American Depositary Shares

CHINA TELECOM CORPORATION LIMITED

Each representing 100 H shares,

par value RMB 1.00 per share

FORM OF UNDERWRITING AGREEMENT

[•], 2004

[•], 2004

[Names of U.S. Representatives]

[Addresses]

As U.S. Representatives of the Several U.S. Underwriters

[Names of International Representatives]

[Addresses]

As International Representatives of the Several International Underwriters

[Names of Global Coordinators]

[Addresses]

As Global Coordinators

Dear Sirs and Mesdames:

China Telecom Corporation Limited (the “Company”), a company limited by shares incorporated under the laws of the People’s Republic of China (the “PRC”), proposes to issue and sell to the several Underwriters (as defined below) an aggregate of [•] American Depositary Shares, each representing 100 H shares, par value RMB1.00 per share of the Company (each an “H Share”). In addition, China Telecommunications Corporation (“CTC”), a state-owned enterprise established in the PRC, and each of the PRC state-owned enterprises named in Schedule I hereto (collectively, together with CTC, the “Selling Shareholders” and each a “Selling Shareholder”) severally propose to sell to the several Underwriters an aggregate of [•] American Depositary Shares, representing [•] H Shares. The aggregate of [•] American Depositary Shares representing [•] H Shares to be sold by the Company and the Selling Shareholders are herein called the “Firm ADSs”. The number of Firm ADSs to be sold by each Selling Shareholder is set forth opposite such Selling Shareholder’s name in Schedule I hereto.

It is understood that, subject to the conditions hereinafter stated, (i) [•] Firm ADSs (the “U.S. Firm ADSs”) will be sold to the several U.S. Underwriters named in Schedule II hereto (the “U.S. Underwriters”) in connection with the offering and sale of such U.S. Firm ADSs in the United States and Canada to United States and Canadian Persons (as such terms are defined below) (the “U.S. Offering”) and (ii) [•] Firm ADSs (the “International Firm ADSs”) will be sold to the several International Underwriters named in Schedule III hereto (the “International Underwriters”) in connection with the offering and sale of such International Firm ADSs outside the United States and Canada, including to professional and institutional investors in Hong Kong (the “International Offering”). [•] and [•] shall act as representatives of the several U.S. Underwriters (the “U.S. Representatives”), and [•] and [•] shall act as representatives of the several International Underwriters (the “International Representatives”). The U.S. Underwriters and the International Underwriters are hereinafter collectively referred to as the “Underwriters.” As used herein, (A) “United States or Canadian Person” shall mean any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and shall include any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person, (B) “United States” shall mean the United States of America, its territories, its possessions and all areas subject to its jurisdiction, and (C) “Canada” shall mean Canada, its provinces, its territories and all areas subject to its jurisdiction.

The Company also proposes to issue and sell to the U.S. Underwriters and the International Underwriters not more than an additional [•] American Depositary Shares, representing [•] H Shares (the “Company’s Additional ADSs”), and the Selling Shareholders severally propose to sell to the Underwriters up to, in aggregate, an additional [•] American Depositary Shares, representing [•] H Shares (together with the Company’s Additional ADSs, the “Additional ADSs”), if and to the extent that the Global Coordinators (as defined below), shall have determined on behalf of the Underwriters to exercise the right to purchase such

Additional ADSs granted to the Underwriters in Section 3(b) hereof. The maximum number of Additional ADSs to be sold by each Selling Shareholder is set forth opposite such Selling Shareholder’s name in Schedule I hereto. The Firm ADSs and the Additional ADSs are hereinafter collectively referred to as the “ADSs.” The H Shares represented by the ADSs are hereinafter collectively referred to as the “Shares.”

The U.S. Offering and the International Offering are collectively referred to herein as the “Global Offering.” As described in Sections 3(a), (b) and (c) hereof, the Underwriters may, in their discretion, require that Shares in respect of the ADSs be delivered in lieu of ADSs with the understanding that all ADSs to be sold by the Selling Shareholders will be delivered in the form of Shares.

The Underwriters have entered into an agreement dated the date hereof (the “Intersyndicate Agreement”) providing, among other things, that [•] and [•] shall act as the joint global coordinators (the “Global Coordinators”) for the Global Offering and shall have the authority to reallocate the ADSs and the Shares among the underwriting syndicates. The Company hereby confirms the appointment of the Global Coordinators by the Underwriters. It is understood and agreed that the Global Coordinators in their sole discretion shall also have the authority to allocate the Additional ADSs among the U.S. Offering and the International Offering to cover any over-allotments.

Two forms of offering documents are to be used in connection with the offering and sale of ADSs, one relating to the U.S. Offering (the “U.S. Prospectus”) and another relating to the International Offering (the “International Prospectus”).

The Company has filed with the Securities and Exchange Commission (the “Commission”) (i) a registration statement and related base prospectus (the “Base Prospectus”) on Form F-3 (Commission file number 333-113181) relating to the registration of certain debt and equity securities of the Company and the offering thereof pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), which registration statement has been declared effective by the Commission, (ii) a registration statement on Form F-6 (Commission file number 333-100617) relating to the registration of the ADSs under the Securities Act, which registration statement has been declared effective by the Commission, and (iii) a final prospectus supplement relating to the offering of the ADSs pursuant to Rule 424(b) of the Securities Act, which prospectus supplement, together with the Base Prospectus (in each case, including all documents incorporated by reference therein), shall constitute the U.S. Prospectus. The registration statement on Form F-3 as amended at the time it became effective and, if any post-effective amendment is filed with respect thereto, as amended by each such post-effective amendment at the time of its effectiveness, including in each case the exhibits and schedules thereto, all documents incorporated by reference therein and the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Securities Act, is hereinafter referred to as the “Registration Statement;” the U.S. Prospectus and the International Prospectus in the respective forms first used to confirm sales of ADSs and Shares are hereinafter collectively referred to as the “Prospectus.” If the Company has filed an abbreviated registration statement to register additional H Shares pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference to the “Registration Statement” shall be deemed to refer to both the registration statement referred to above (Commission file number 333-113181) and the Rule 462 Registration Statement, in each case as amended from time to time and including the exhibits and schedules thereto and all documents incorporated by reference therein. The registration statement on Form F-6, at the time it became effective and, if any post-effective amendment is filed with respect thereto, as amended by each such post-effective amendment at the time of its effectiveness, including in each case the exhibits and schedules thereto and all documents incorporated by reference therein, is hereinafter called the “ADS Registration Statement.”

All references in this Agreement to the Registration Statement, the Rule 462 Registration Statement, the ADS Registration Statement or the U.S. Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (and all other references of like import) in the Registration Statement or a Prospectus shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement or a Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement or a Prospectus (or any preliminary prospectus) shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which is or is deemed to be incorporated by reference in the Registration Statement or a Prospectus (or any preliminary prospectus), as the case may be.

The ADSs will be evidenced by American Depositary Receipts (the “ADRs”) to be issued pursuant to the Deposit Agreement dated as of November 6, 2002 (the “Deposit Agreement”), among the Company, The Bank of New York, as depositary (the “Depositary”), and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. Unless the context otherwise requires, references to “ADSs” herein shall be deemed to exclude Shares underlying such ADSs and the ADRs evidencing such ADSs.

It is understood that the Company and the Subsidiaries (defined below) on one hand and CTC and certain affiliates of CTC (excluding the Company and the Subsidiaries) on the other hand (CTC and such affiliates of CTC, excluding the Company and the Subsidiaries, being collectively, the “China Telecom Group” and each, a “China Telecom Group Member”) have irrevocably completed a series of events and transactions as described under the captions “[The Acquisition]”, “Relationship with China Telecom Group” and “Principal and Selling Shareholders” in the Prospectus (the “Acquisition Transactions”) including, among other things, (i) the entering into by the Company and CTC of an Acquisition Agreement, dated [•], 2004 (the “Acquisition Agreement”), to effect a sale and purchase of the businesses of wireline telephone, data and Internet and leased line services, previously operated by certain subsidiaries of CTC in the provinces and autonomous regions of Shanxi, Hubei, Hunan, Yunnan, Gansu, Guizhou, Hainan, Qinghai, Ningxia and Xinjiang in the PRC (collectively, the “Target Provinces” and each a “Target Province”), pursuant to which CTC agreed to transfer to the Company substantially all of its assets, liabilities and interests in connection with its wireline telephone, data and Internet and leased line services in the Target Provinces; (ii) the entering into by the Company and CTC of a supplemental agreement dated [•], 2004 the (“Supplemental Agreement”) relating to the non-competition agreement dated September 10, 2002, the centralized services agreement dated September 10, 2002 and the optic fiber leasing agreement dated September 10, 2002 between the Company and CTC; (iii) the entering into by the Company and CTC of a supplemental trademark license agreement dated [•], 2004 (the “Trademark License Agreement”), pursuant to which CTC granted to the Company a right to use the registered trademarks of, and trademarks pending registration by, CTC on a royalty-free basis with respect to the Target Provinces; (iv) the entering into by the Company and CTC of a comprehensive services framework agreement dated [•], 2004 (the “Comprehensive Services Framework Agreement”) relating to the procurement of certain telecommunications equipment and services, including optic fibers, network designs, software upgrades, systems integration, and the manufacture of calling cards; and (v) the entering into by certain Subsidiaries (as defined below) and certain China Telecom Group Members of the agreements relating to the ongoing related party transactions described in the sections entitled “Relationship with China Telecom Group – Ongoing Related Party Transactions between Our Subsidiaries and Subsidiaries of China Telecom Group” in the Prospectus (collectively the “Related Party Agreements” and each a “Related Party Agreement”).

Each of the significant documents executed by and between the Company and, as applicable, the Subsidiaries on one hand and CTC and the other China Telecom Group Members on the other hand in order to consummate the Acquisition Transactions (including, without limitation, (i) the Acquisition Agreement, (ii) the Supplemental Agreement, (iii) the Trademark License Agreement, (iv) the Comprehensive Services Framework Agreement, and (v) each Related Party Agreements to which a Target Company (as defined below) is a party are hereinafter collectively referred to as the “Purchase Documents” and singly as an “Purchase Document”. Each Purchase Document constituting an agreement is hereinafter referred to as an “Purchase Agreement” and collectively as the “Purchase Agreements.”

1. Representations and Warranties. Each of the Company and CTC represents and warrants to and agrees with each of the Underwriters that:

(a) The Company meets the eligibility requirements for the use of Form F-3 under the Securities Act. Each of the Registration Statement and the ADS Registration Statement, including each post-effective amendment thereto (if any), has become effective under the Securities Act; no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement is in effect, and no proceedings for such purpose have been instituted by, or are pending before or threatened by, the Commission.

(b) (i) Each of the Registration Statement and the ADS Registration Statement when it became effective, did not contain and, as amended or supplemented, if applicable, did not or will not, as the case may be, as of the effective date of any such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, the ADS Registration Statement and the Prospectus (including the preliminary form thereof dated [•], 2004 filed as part of the Registration Statement or as part of any amendment thereto or filed pursuant to Rule 424 under the Securities Act) comply and, as amended or supplemented, if applicable, will comply, as the case may be, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder (the “Securities Act Regulations”), (iii) the Prospectus does not contain (and the preliminary prospectus dated [•], 2004 did not contain) and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (iv) each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus (or the preliminary prospectus dated [•], 2004) complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder (the “Exchange Act Regulations”), except that the representations and warranties set forth in this Section 1(b) do not apply to statements or omissions in the Registration Statement or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through any of the U.S. Representatives or the International Representatives, as the case may be, expressly for use therein.

(c) Neither the Company nor any of its principal subsidiaries named in Schedule IV (the “Existing Subsidiaries” and, individually, each an “Existing Subsidiary,” and together with the Target Companies, the “Subsidiaries” and, individually, each a “Subsidiary”) has sustained since the date of the latest audited financial statements included in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as disclosed in the Prospectus, except for any such loss or interference that would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole; since the respective dates as of which information is given in the Registration Statement and the Prospectus, there has not been any material change in the capital stock of the Company or any of the Subsidiaries, or any material increase in the consolidated debt of the Company and the Subsidiaries, or any material change, or any development involving a prospective material change, in or affecting the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole, otherwise than as disclosed in the Prospectus.

(d) Since the date of the latest audited financial statements included in the Prospectus, neither the Company nor any of the Subsidiaries has (i) entered into or assumed any material contract, (ii) incurred, assumed or acquired any material liability (including contingent liability) or other obligation, (iii) acquired or disposed of, or agreed to acquire or dispose of, any business or any other asset material to the Company and the Subsidiaries, taken as a whole, or (iv) entered into a letter of intent or memorandum of understanding (or announced an intention to do so) relating to any matters identified in clauses (i) through (iii) above, except in each case to the extent disclosed in the Prospectus.

(e) Except as disclosed in the Prospectus, subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, the Company has not (x) purchased any of its outstanding capital stock, or declared, paid or otherwise made any dividend or distribution of any kind on its capital stock or (y) transferred or distributed any cash or other assets to CTC, any of the other Selling Shareholders or any of the other China Telecom Group Members.

(f) The Company has been duly incorporated and is validly existing as a company limited by shares and in good standing under the laws of the PRC, with legal right, power and authority (corporate and other) to own, use, lease and operate its properties, conduct its business in the manner presently conducted and as described in the Prospectus, and is duly qualified to transact business in any jurisdiction in which it owns or leases properties, where such qualification is required, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction; the Articles of Association, the business license and other constitutive documents of the Company comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect; CTC has been duly established as a state-owned enterprise in the PRC.

(g) Each of the Subsidiaries has been duly incorporated or established and is validly existing as a legal person with limited liability and in good standing under the laws of the PRC with the legal right, power and authority (corporate and other) to own, use, lease and operate its properties, conduct its business in the manner presently conducted and as described in the Prospectus, and is duly qualified to transact business in any jurisdiction in which it owns or leases properties, where such qualification is required, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction; the Articles of Association, the business license and other constitutive documents of each Subsidiary comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect. Other than as disclosed in the Prospectus, none of the Company and the Subsidiaries has any subsidiaries incorporated outside the PRC.

(h) Each Subsidiary is a legal person with limited liability and the liability of the Company in respect of equity interests held by it in such Subsidiary is limited to its investment therein. Except as disclosed in the Prospectus, all of the outstanding shares of capital stock of, or equity interest in, each Subsidiary have been duly authorized and are validly issued, fully paid and non-assessable and are wholly owned directly by the Company, free and clear of all liens, charges, restrictions upon voting or transfer or any other encumbrances, equities or claims.

(i) Each of the Company and the Subsidiaries has valid title to, or valid leasehold interests in, all of its real properties and assets and valid title to all personal properties and assets as owned by it, in each case free and clear of all liens, charges, encumbrances, equities, claims, defects, options or restrictions, except to the extent disclosed in the Prospectus or such as do not, and is not reasonably likely to, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole. Except as disclosed in the Prospectus, each material lease to which the Company or any of the Subsidiaries is a party is legal, valid and binding and enforceable in accordance with its terms against the other parties thereto, and no default (or event which with notice or lapse of time, or both, would constitute a default) by the Company or such Subsidiary, which has, or is reasonably likely to have, a material adverse effect on the general affairs, management, owner’s equity, results of operation or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole, has occurred and is continuing under any such lease. Except as disclosed in the Prospectus, if CTC or any of the China Telecom Group Member is the lessor of any such lease, CTC or such China Telecom Group Member has the right to grant valid leasehold interests to the extent and on the terms stated therein. Except as disclosed in the Prospectus, each of the Company and the Subsidiaries has obtained all land-use rights required to conduct its business, free and clear of all encumbrances and defects, and all such land-use rights are legal, valid and binding and enforceable in accordance with the terms of their establishment, except, in each case of the above, such as are not material or do not interfere with the use made and proposed to be made of such property by the Company and such Subsidiary, as the case may be.

(j) The Company has a registered capital as set forth in the Prospectus, and all of the issued shares of capital stock of the Company (i) have been duly authorized, (ii) are validly issued, fully paid and non-assessable, (iii) were not issued in violation of any preemptive or similar rights and (iv) conform as to legal matters to the description thereof contained in the Prospectus. There are no outstanding securities issued by the Company convertible into or exchangeable for, rights, warrants or options to acquire from the Company, or obligations of the Company to issue, Shares or any other capital stock of the Company except pursuant to this Agreement. There are no outstanding rights, warrants or options to acquire, or instruments or securities convertible into or exchangeable for, any shares of capital stock of, or direct interests in, any Subsidiary.

(k) The Shares to be issued and sold by the Company to the Underwriters hereunder and the Shares to be sold by the Selling Shareholders to the Underwriters hereunder have been duly and validly authorized, and, when issued, as the case may be, and delivered against payment therefor pursuant to this Agreement, will be duly and validly issued and delivered and fully paid and non-assessable; the Shares and the ADSs representing such Shares conform in all material respects to the descriptions thereof contained in the Registration Statement and the Prospectus, including the “Description of Share Capital” and “Description of American Depositary Receipts” sections in the Prospectus; except as disclosed in the Prospectus, the holders of outstanding shares of capital stock of the Company are not, and on the Closing Date (as defined below) and the Second Time of Delivery (as defined below), if applicable, will not be, entitled to preemptive or other similar rights to acquire the Shares or ADSs; the Shares may be freely deposited by the Company and the Selling Shareholders with the Depositary (or with the Custodian (as defined below) as agent for the Depositary) in accordance with the Deposit Agreement against issuance of ADRs evidencing ADSs representing the Shares so deposited and sold hereunder by the Company (“Company ADSs”) and the Selling Shareholders (“Shareholders ADSs”); the Company ADSs and the Shares they represent (the “Company Underlying Shares”) are freely transferable by the Company, and the Shareholders ADSs and the Shares they represent (the “Selling Shareholder Shares”) are freely transferable by such Selling Shareholder, in each case to or for the account of the several Underwriters, and (to the extent described in the Prospectus) the initial purchasers thereof; and, except as disclosed in the Prospectus or Registration Statement, there are no restrictions on subsequent transfers of the Shares or the ADSs under the laws of the PRC, Hong Kong or the United States.

(l) The ADSs have been duly approved for listing, subject to official notice of issuance, on the New York Stock Exchange, Inc. (the “NYSE”). The Shares have been approved in principle for listing on The Stock Exchange of Hong Kong Limited (the “HKSE”).

(m) The Company has duly authorized the execution and delivery of the Deposit Agreement and the performance thereof and of the transactions contemplated thereby, and has duly executed and delivered the Deposit Agreement. The Deposit Agreement constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon issuance by the Depositary of ADRs evidencing ADSs against the deposit of the underlying Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Prospectus.

(n) Subject to the provisions of the Deposit Agreement, the Depositary, as registered shareholder of the Company, shall have all rights of other shareholders of the Company with respect to the Shares.

(o) This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; this Agreement has been duly authorized, executed and delivered by CTC and constitutes a valid and legally binding obligation of CTC, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(p) All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any national, provincial, municipal, local, foreign and other governmental authority, agency or body, any self-regulatory organization or any court or other tribunal or any stock exchange authorities (hereinafter referred to as a “Governmental Agency”) having jurisdiction over the Company or any of the Subsidiaries or any of their properties (hereinafter referred to as “Governmental Authorizations”) required for the deposit of Shares and the issuance of ADSs in respect thereof, and for the authorization, execution and delivery by the Company of this Agreement and the Deposit Agreement, and for the issuance and sale of H Shares or ADSs to local or foreign investors have been obtained or made and are in full force and effect.

(q) All dividends and other distributions declared and payable on the Company’s direct or indirect equity interests in the Subsidiaries may under the current laws and regulations of the PRC be paid to the Company.

(r) All dividends and other distributions that may be declared and payable on the shares of capital stock of the Company in Renminbi to the H Share shareholders of the Company may under the current laws and regulations of the PRC be converted into foreign currency and may be freely transferred out of the PRC and except as disclosed in the Prospectus, all such dividends will not be subject to withholding or other taxes under the current laws and regulations of the PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC and, except for the conversion of Renminbi into foreign currency, may be so paid without the necessity of obtaining any Governmental Authorization in the PRC.

(s) The issue and sale of the Shares and ADSs being delivered at the relevant Time of Delivery (as defined below) to be issued and sold by the Company under this Agreement, the deposit of the H Shares being deposited by the Company with the Depositary against issuance of the ADRs evidencing the ADSs under the Deposit Agreement and the compliance by the Company with all of the provisions of this Agreement and the Deposit Agreement, and the consummation by the Company of the transactions contemplated herein, therein and in the Registration Statement, did not, and will not, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound or to which any of the property or assets of the Company or any of the Subsidiaries is subject, except for such conflicts, breaches, violations or defaults as would not (A) individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole, or (B) affect the validity of, or have any adverse effect on, the issue and sale of the Shares and ADSs or the other transactions contemplated hereunder, and such actions did not, and will not, result in any violation of the provisions of (x) the Articles of Association, business licenses or other constituent documents of the Company or any of the Subsidiaries or (y) any law or statute or any rule, regulation, judgment, order or decree of any Governmental Agency having jurisdiction over the Company or any of the Subsidiaries or any of their properties; and, other than as disclosed in the Prospectus, no Governmental Authorization or filing with any Governmental Agency is required for the issue and sale of the Shares or the ADSs, the deposit of the Shares being deposited by the Company with the Depositary against issuance of ADRs evidencing the ADSs to be delivered and the consummation by the Company of the transactions contemplated herein and therein and in the Registration Statement, except (i) the registration of the Shares and the ADSs under the Securities Act,

(ii) such Governmental Authorizations as have been obtained and are in full force and effect or such filings as have been made, in each case, copies of which have been furnished or made available to you and (iii) such Governmental Authorizations as may be required by the state securities or Blue Sky laws or any laws of jurisdictions outside the PRC and the United States in connection with the purchase and distribution of the Shares and ADSs by or for the account of the Underwriters.

(t) Neither the Company nor any of the Subsidiaries is (i) in violation of its Articles of Association, business license or other constituent documents or (ii) in default (or is aware of an event which, with the passage of time, would result in a default) in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it may be bound or to which any of its properties may be subject, except, in the case of clause (ii) above, for any such default that would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole.

(u) Except as disclosed in the Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Company or any of the Subsidiaries to the PRC or Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (i) the creation, allotment and issuance of the Shares, (ii) the deposit of the Shares by the Company and the Selling Shareholders with the Depositary against the issuance of ADRs evidencing the ADSs, (iii) the deposit with the Hong Kong Securities Clearing Company (“HKSCC”) of Shares by the Company and the Selling Shareholders, (iv) the sale and delivery by the Company and each of the Selling Shareholders of the Shares and the ADSs to or for the respective accounts of the several Underwriters, in the manner contemplated in this Agreement, (v) the execution and delivery of this Agreement and the Deposit Agreement, (vi) the sale and delivery by the several Underwriters of the ADSs and the H Shares to the initial purchasers thereof in the manner contemplated in the Prospectus, or (vii) the Acquisition Transactions completed prior to the date hereof.

(v) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the PRC or Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (i) the creation, allotment and issuance of the Shares, (ii) the deposit with the Depositary of Shares by the Company against issuance of ADRs evidencing ADSs, (iii) the deposit with HKSCC of Shares by the Company, (iv) the sale and delivery by the Company and each of the Selling Shareholders of the Shares and the ADSs to or for the respective accounts of the several Underwriters, in the manner contemplated in this Agreement, (v) the execution and delivery of this Agreement and the Deposit Agreement, (vi) the sale and delivery by the several Underwriters of the ADSs and the H Shares, respectively, to the initial purchasers thereof in the manner contemplated in the Prospectus.

(w) Neither the Company nor any of its officers, directors or affiliates (within the meaning of Securities Act and the Securities Act Regulations) has taken, or will take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result, under the Exchange Act or the provisions of the Securities and Futures Ordinance of Hong Kong, in stabilization or manipulation of the price of any security of the Company or any of the Subsidiaries to facilitate the sale or resale of the Shares or ADSs or otherwise.

(x) The description of the Acquisition Transactions set forth in the Prospectus under the captions [•] and [•] is true and correct in all material respects. All of the Acquisition Transactions that have been effected prior to the date hereof comply with all applicable national, provincial, municipal and local laws in the PRC. The Acquisition Transactions will upon consummation constitute binding and irrevocable transactions completed by the parties to the Purchase Agreements.

(y) Each Purchase Document has been duly authorized, executed and delivered by the Company, each of the Subsidiaries, each Selling Shareholder and each other China Telecom Group Member that is a party thereto prior to the date hereof and each Purchase Agreement constitutes a valid and legally binding agreement of the Company, each of the Subsidiaries, each Selling Shareholder and each other China

Telecom Group Member that is a party to such agreement, enforceable in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(z) The Acquisition Transactions and the consummation thereof and the execution and the delivery by each of the Company, the Subsidiaries, CTC and the other China Telecom Group Members, as the case may be, of each Purchase Document to which any of the Company, the Subsidiaries and the China Telecom Group Members is a party and the performance of their respective obligations thereunder does not and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, that singly or in the aggregate, is material to any of the Company, the Subsidiaries and the China Telecom Group Members, and such actions did not, and will not, result in any violation of the provisions of (x) the Articles of Association or business licenses or other constitutive documents of any of the Company, the Subsidiaries and the China Telecom Group Members or (y) any law or statute or any order, rule, regulation, judgment, order or decree of any Governmental Agency having jurisdiction over any of them or any of their properties, except, in the case of clause (y) above, for such violations which would not, individually or in the aggregate, (A) have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole, or (B) affect the valid and binding nature of the Acquisition Transactions or any Purchase Document.

(aa) All consents, approvals, authorizations, orders, registrations and qualifications required in the PRC in connection with Acquisition Transactions and the execution, delivery and performance of the Purchase Agreements have been made or obtained (including, without limitation, (x) all actions necessary for the approval of the Acquisition Transactions by the PRC Ministry of Information Industry (the “MII”), the State Assets Supervision and Administration Commission (the “SASAC”), the Ministry of Land and Resources (the “MLR”), the State Administration of Industry and Commerce (the “SAIC”), the State Taxation Administration (the “STA”) and, if applicable, the relevant provincial and local branches or bureaus of the foregoing, and (y) from third parties under joint venture agreements, bank loans, guarantees and other contracts that are material to the Company and the Subsidiaries, taken as a whole, if the consent of such third party is necessary to be obtained), and no such consent, approval, authorization, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed.

(bb) All of the representations and warranties provided by the Company in the Acquisition Agreement are true and correct in all material respects; all of the representations and warranties provided by CTC in the Acquisition Agreement (including the representations and warranties relating to the Target Companies) are true and correct in all material respects.

(cc) Other than the Purchase Documents, there are no other material documents or agreements, written or oral, that have been entered into by the Company and any of the Subsidiaries in connection with the Acquisition Transactions which have not been previously provided, or made available, to the Underwriters and, to the extent material to the Company, disclosed in the Prospectus.

(dd) The application of the net proceeds to be received by the Company from the Global Offering as described in the Prospectus, will not (i) contravene any provision of the Articles of Association, other constitutive documents or the business license of the Company or any of the Subsidiaries, (ii) contravene any provision of applicable law, rule or regulation, assuming no changes from such as they exist on the date hereof, (iii) contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Company or any of the Subsidiaries, except for such contravention which would not, singly or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole, or (iv) contravene any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of the Subsidiaries.

(ee) The Registration Statement, the Prospectus and the ADS Registration Statement and the filing thereof with the Commission have been duly authorized by and on behalf of the Company, and the Registration Statement and the ADS Registration Statement have been duly executed pursuant to such authorization by and on behalf of the Company.

(ff) There are no (i) legal, governmental or arbitral proceedings pending or threatened to which the Company or any of the Subsidiaries is a party (including, without limitation, any proceeding challenging the effectiveness or validity of the Acquisition Transactions) or to which any of the properties of the Company or any of the Subsidiaries is subject which are required to be described in the Registration Statement or the Prospectus and are not so described and which, if determined adversely to the Company or any of the Subsidiaries would, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole, and, to the Company’s knowledge after due inquiry, no such proceedings are contemplated by any Governmental Agency or (ii) any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(gg) Otherwise than as disclosed in the Prospectus, the Company and the Subsidiaries have no material legal obligations to provide housing benefits, severance or retirement benefits, death or disability benefits or other actual or contingent employee benefits to any present or past employees, whether permanent or temporary, of any of CTC, the China Telecom Group Members and any other parties that transferred or will transfer assets or businesses to the Company and the Subsidiaries in connection with the Acquisition Transactions. Otherwise than as disclosed in the Prospectus, the Company has no material obligation to provide housing, severance, retirement, death or disability benefits to any of the present or past employees, whether permanent or temporary, of the Company or any of the Subsidiaries.

(hh) All material guarantees of indebtedness of the Company or any of the Subsidiaries are in full force and effect, and there are no material outstanding guarantees or contingent payment obligations of the Company or any of the Subsidiaries in respect of indebtedness of any party that is not the Company or any of its subsidiaries, otherwise than as disclosed in the Prospectus. No indebtedness (actual or contingent) and no contract or arrangement (other than employment contracts or arrangements) is outstanding between (i) the Company or any of the Subsidiaries and (ii) any director or officer of the Company or any of the Subsidiaries or any person connected with such director or officer (including his or her spouse, infant, children, any company or undertaking in which he or she holds a controlling interest).

(ii) There are no material relationships or transactions between the Company or any of the Subsidiaries on the one hand and their respective affiliates, officers and directors or their shareholders, customers or suppliers on the other hand which are not disclosed or reflected in the Prospectus; and the statements in the Prospectus in this regard are true and correct in all material respects, and do not omit anything necessary to make such statements, in light of the circumstances under which they are made, not misleading.

(jj) Each of the Company and the Subsidiaries has all necessary licenses, consents, authorizations, approvals, orders, certificates and permits of and from, and has made all necessary declarations and filings with, all Governmental Agencies (including, without limitation, the PRC State Council, the MII, the SASAC, the MLR, the China Securities Regulatory Commission (“CSRC”), the SAIC, the STA, the Trademark Administration Bureau and the Intellectual Property Office) (A) to own, lease, license and use its properties and assets and to conduct its business in the manner described in the Prospectus, including, but not limited to, the operation by the Company and the Subsidiaries of the wireline telephone (including wireless local access), data and Internet and leased line services in each of their service regions as described in the Prospectus, and (B) to use the proceeds to be received by the Company from the Global Offering without restriction in the manner described in the Prospectus; and such licenses, consents, authorizations, approvals, orders, certificates or permits contain no materially burdensome restrictions or conditions not described in the Registration Statement or the Prospectus. The Company does not have any reasonable basis to believe that the MII or any other regulatory body is proposing to modify, suspend or revoke any such licenses, consents, authorizations, approvals, orders, certificates or permits, and each of the Company and the Subsidiaries is in compliance with the provisions of all such licenses, consents, authorizations, approvals, orders, certificates or permits in all material respects.

(kk) Except as disclosed in the Prospectus, the Company and the Subsidiaries own or have valid licenses in full force and effect with terms as described in the Prospectus or otherwise have the legal right to use, or have reasonable basis to believe they can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (including the “China Telecom” name and logo) currently employed by them in connection with the business currently operated by them, and neither the Company nor any of the Subsidiaries has received notice of any infringement of or conflict with asserted rights of others with respect to any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, which would have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole; in conducting its business activities, none of the Company and any of the Subsidiaries has infringed any patent, copyright, title, trademark, service mark, trade name or other intellectual property rights already registered by a third party in the PRC or elsewhere.

(ll) The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for PRC companies in similar businesses in which they are engaged; there are no material claims by the Company or any of the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and neither the Company nor any of the Subsidiaries has any reasonable basis to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole.

(mm) All returns, reports or filings which are required to be made by or in respect of the Company and the Subsidiaries for taxation purposes have been made and all such returns are up to date, correct and on a proper basis, and are not the subject of any dispute with the relevant revenue or taxation or other relevant authorities, and the Company’s audited accounts as set out in the Prospectus included appropriate provision required under the International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board in respect of accounting periods ended on or before the accounting reference dates to which such audited accounts relate for tax obligations (historical and prospective) of the Company and the Subsidiaries; neither the Company nor any of the Subsidiaries has received notice of any tax deficiency that has been asserted or assessed against the Company or any of the Subsidiaries which, if so assessed, would have a material adverse effect on the business, prospects, results of operations or financial condition of the Company and the Subsidiaries, taken as a whole.

(nn) The statements in the Prospectus relating to tax matters of the Company and the Subsidiaries do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(oo) No material labor dispute, work stoppage, slow down or other conflict with the employees of the Company or any of the Subsidiaries exists or, to the best of the knowledge of the Company, is imminent or is threatened; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of the Company’s principal suppliers, manufacturers or contractors that could have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole.

(pp) The statements set forth in the Prospectus (i) under the captions “Description of Share Capital” and “Description of American Depositary Receipts,” insofar as they purport to constitute a summary of (A)

the terms of the Shares and the relevant provisions of the Articles of Association of the Company and (B) the terms of the ADSs and the relevant provisions of the Deposit Agreement, respectively, and (ii) under the captions “Description of Debt Securities,” “Clearance and Settlement,” “Taxation,” “Plan of Distribution,” “Limitations on Enforcement of Civil Liabilities,” “Foreign Exchange Control” and [•] insofar as they purport to describe the provisions of the laws and documents, including the provisions of this Agreement, referred to therein, are accurate, complete and fair.

(qq) The Company is not, and after giving effect to the offering and sale of the ADSs or Shares and the application of the proceeds thereof as described in the Prospectus, will not be, an “Investment Company” as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(rr) The Company and the Subsidiaries (i) are in compliance with any and all applicable national, provincial, municipal, local and foreign laws and regulations relating to the protection of human health and safety and the environment (“Safety Laws”), (ii) have obtained all permits, licenses or other approvals required of them under applicable Safety Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Safety Laws, failure to obtain required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole.

(ss) Otherwise than as disclosed in the Prospectus or as reflected in the audited financial statements included therein, there are no costs and liabilities associated with Safety Laws (including, without limitation, any capital or operating expenditures required for closure of properties or compliance with Safety Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) that would, singly or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole.

(tt) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares and the ADSs registered pursuant to the Registration Statement and the ADS Registration Statement.

(uu) Under the laws of the PRC, none of the Company and the Subsidiaries nor any of their properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of the Company in this Agreement and the Deposit Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement and the Deposit Agreement is valid and binding under the laws of the PRC.

(vv) No holders of any of the Shares or ADSs after the completion of the Global Offering will be subject to liability in respect of any liability of the Company by virtue only of the holding of any such Shares or ADSs, except the liability as provided by PRC law for shareholders of companies limited by shares or by the Articles of Association of the Company as described in the Prospectus.

(ww) The Company is not a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, and is not likely to become a PFIC in the future. The Company has no plans or intention to take any action that would result in the Company becoming a PFIC in the future.

(xx) The audited consolidated financial statements (and the notes thereto) of the Company and the audited combined financial statements (and the notes thereto) of the Target Companies included in the Prospectus were prepared in conformity with IFRS consistently applied throughout the periods involved, and present fairly the consolidated and combined financial conditions and results of operations and changes in financial position of the Company (on a consolidated basis) and the Target Companies (on a combined basis), respectively, at the dates and for the periods presented, with a reconciliation thereof (and of the notes thereto) to generally accepted accounting principles in the United States (“U.S. GAAP”); and the pro forma financial information and notes thereto and the summary thereof included in the Prospectus were prepared in accordance with the applicable requirements of the Securities Act, the Company’s assumptions used therein provide a reasonable basis for presenting the significant effects directly attributable to the events described therein, the related pro forma adjustments give appropriate effect to those assumptions, and the calculations made to determine such pro forma amounts reflect the proper application of those adjustments to the historical financial statement amounts in the unaudited pro forma statements of income for the year ended December 31, 2003. No other financial statements, schedules or pro forma financial information of the Company or any of the Subsidiaries are required by the Securities Act or the rules and regulations thereunder to be included in the Prospectus.

(yy) KPMG, who have certified the audited consolidated financial statements (and the notes thereto) of the Company and the audited combined financial statements (and the notes thereto) of the Target Companies, and delivered their report with respect to the audited financial statements (and the notes thereto) included in the Prospectus, is an independent public accountant within the meaning of the Securities Act and the Exchange Act and the applicable published rules and regulations of the Commission thereunder; the Company and the Subsidiaries have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to (A) permit preparation of financial statements (and the notes thereto) in conformity with IFRS, with a reconciliation to U.S. GAAP, (B) maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions taken with respect to any differences; and (v) the Company and the Subsidiaries have made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of their assets and provide a sufficient basis for the preparation of consolidated financial statements (and the notes thereto) in accordance with IFRS, with a reconciliation thereof to U.S. GAAP; and the management information and accounting control systems of the Company and the Subsidiaries have been in operation for at least six months during which no material difficulties with regard to (i) through (v) above has been experienced.

(zz) The estimated information included in the Prospectus under the caption “Prospective Financial Information” (the “Prospective Financial Information”) (i) is within the coverage of Rule 175(b) of the Securities Act regulations, (ii) was made by the Company with a reasonable basis and in good faith, (iii) has been properly compiled based on the assumptions described in the Prospectus and (iv) complies with the HKSE’s rules and requirements relating to such Prospective Financial Information. The assumptions used in the preparation of the Prospective Financial Information are all those that the Company believes are significant in estimating the combined profit after taxation and minority interests before extraordinary items of the Target Companies for the year ending December 31, 2004 and (y) reflect, for the year ending December 31, 2004, the Company’s reasonable expectations regarding the events, contingencies and circumstances described therein; and the Prospective Financial Information presents the Company’s reasonable forecast, as of the date hereof, of the combined profit after taxation and minority interests before extraordinary items of the Target Companies for the year ending December 31, 2004;

(aaa) The section entitled “Operating and Financial Review and Prospects”– Critical Accounting Policies” in the Prospectus accurately and fully describes (i) accounting policies which the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and which require management’s most difficult, subjective or complex judgments (“critical accounting policies”); (ii) judgments and uncertainties affecting the application of critical accounting policies; and (iii) explanation of the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

(bbb) The Company’s board of directors, senior management and audit committee have reviewed and agreed with the selection, application and disclosure of critical accounting policies and have consulted with its legal advisers and independent accountants with regard to such disclosure.

(ccc) The section entitled “Operating and Financial Review and Prospects – Liquidity and Capital Resources” in the Prospectus accurately and fully describes (i) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur; and (ii) all off-balance sheet transactions, arrangements, and obligations, including, without limitation, relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or any of the Subsidiaries, such as structured finance entities and special purpose entities (collectively, “off-balance sheet arrangements”) that are reasonably likely to have a material effect on the liquidity of the Company and the Subsidiaries, taken as a whole, or the availability thereof or the requirements of the Company and the Subsidiaries for capital resources. As used herein in this Section 1(ccc), the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not”.

(ddd) Neither the Company nor any of the Subsidiaries is engaged in any trading activities involving commodity contracts or other trading contracts which are not currently traded on a securities or commodities exchange and for which the market value cannot be determined.

(eee) The Company is not liable for any debts of any China Telecom Group Member not specifically assumed by the Company or any of the Subsidiaries.

(fff) None of the Company, the Subsidiaries and the businesses now run by the Company and the Subsidiaries does any business with the Governments of the Balkans, Burma (Myanmar), Cuba, Iraq, Iran, Libya, Liberia, North Korea, Sudan, Zimbabwe or any person or entity that is subject to sanctions under any program administered by the Office of Foreign Assets Control of the United States Treasury Department or with any other person subject to sanctions under any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, or, to the best of the knowledge of the Company, the Subsidiaries and the businesses now run by the Company and the Subsidiaries, any person or entity in those countries or with those persons, or perform contracts in support of projects in or for the benefit of those countries or those persons.

(ggg) None of the Company, the Subsidiaries and the businesses now run by the Company and the Subsidiaries, nor any of their respective officers, directors, supervisors, managers, agents or employees have, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any governmental agency, authority or instrumentality in the PRC, Hong Kong or any other jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was, is, or would, after the registration of the Shares and ADSs under the Exchange Act, be prohibited under applicable law, rule or regulation of any locality, including but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations promulgated thereunder.

(hhh) No Subsidiary of Company is currently prohibited, directly or indirectly, from repaying to the Company any loans or advances to such Subsidiary from the Company.

(iii) Except as disclosed in the Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the Global Offering.

(jjj) Except as disclosed in the Prospectus, the Company has no financial obligation to the PRC government or any social security fund or other fund of the PRC government in connection with the Global Offering.

(kkk) The Company has not sold, issued or distributed any shares of common stock during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or Regulation S of, the Securities Act.

(lll) The Company is in compliance in all material respects with all applicable obligations and duties imposed on it by the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and has timely made all required disclosures and filings required thereby with the Commission.

Any certificate signed by any officer of the Company and delivered to the Global Coordinators or the U.S. Representatives and the International Representatives or counsel for the Underwriters in connection with the Global Offering shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2. Representations and Warranties of the Selling Shareholders. Each of the Selling Shareholders, severally and not jointly, represents and warrants to and agrees with each of the Underwriters that:

(a) Such Selling Shareholder has been duly established as a state-owned enterprise in the PRC.

(b) This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder and constitutes a valid and legally binding obligation of such Selling Shareholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any Governmental Agency having jurisdiction over such Selling Shareholder or any of its properties (hereinafter referred to as “Selling Shareholder’s Governmental Authorizations”) required for the sale and delivery of the Shares and the ADSs to be sold by such Selling Shareholder hereunder and for the authorization, execution and delivery by such Selling Shareholder of this Agreement have been obtained or made and are in full force and effect; and such Selling Shareholder has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Shares and the ADSs to be sold by such Selling Shareholder hereunder, in each case free and clear of all liens, security interests, charges, encumbrances, equities or claims of any kind.

(d) The execution and delivery by such Selling Shareholder of, and the performance by such Selling Shareholder of its obligations under, this Agreement and the irrevocable power of attorney, dated [•], 2004 (the “Power of Attorney”), appointing [•] as such Selling Shareholder’s attorney-in-fact to the extent set forth therein relating to the transactions contemplated hereby and by the Registration Statement, and the consummation of the transactions contemplated hereunder and thereunder, and the sale of the Shares or ADSs to be sold by such Selling Shareholder hereunder, did not, and will not, contravene any provision of (x) applicable law, or the Articles of Association, business license or other constitutive documents of such Selling Shareholder, (y) any agreement or other instrument binding upon such Selling Shareholder, or (z) any judgment, order or decree of any governmental body, agency or court having jurisdiction over such Selling Shareholder; and no Selling Shareholder’s Governmental Authorization or filing with any Governmental Agency is required for the performance by such Selling Shareholder of its obligations under this Agreement and the applicable Purchase Documents, the sale of the Shares or ADSs to be sold by such Selling Shareholder hereunder, and the deposit of Shares with the HKSCC and with the Depositary against issuance of ADRs evidencing the ADSs to be delivered at each Time of Delivery (as defined below) by such Selling Shareholder, except (i) the registration of the Shares and the ADSs under the Securities Act, (ii) such Selling Shareholder’s Governmental Authorizations as have been obtained and are in full force and effect and copies of which have been furnished or made available to you and (iii) such Selling Shareholder’s Governmental Authorizations as may be required by the state securities or Blue Sky laws or any laws of jurisdictions outside the PRC and the United States in connection with the purchase and distribution of the Shares and the ADSs by or for the account of the Underwriters.

(e) Such Selling Shareholder has, and immediately prior to each Time of Delivery (as defined below) will have good and valid title to the Shares and the ADSs to be sold by such Selling Shareholder hereunder, free and clear of all liens, security interests, charges, encumbrances, equities or claims of any kind.

(f) The ADRs evidencing the Selling Shareholder ADSs are certificated securities (within the meaning of Section 8-102(a)(4) of the New York Uniform Commercial Code (the “UCC”)) in registered form and are not held by or through any securities intermediary (as defined in Section 8-102(a)(14) of the UCC).

(g) Upon payment for the ADSs to be sold by such Selling Shareholder pursuant to this Agreement, delivery of such ADSs, as directed by the Underwriters, to or such nominee as may be designated by the DTC, registration of such ADSs in the name of such nominee as may be designated by the DTC and the crediting of such ADSs on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the UCC) to such ADSs), (A) DTC will be a “protected purchaser” of such ADSs within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a valid “security entitlement” in respect of such ADSs, and (C) no action based on any “adverse claim” (within the meaning of Section 8-102 of the UCC) to such ADSs may be asserted against the Underwriters with respect to such security entitlement; for purposes of this representation, such Selling Shareholder may assume that when such payment, delivery and crediting occur, (x) such ADSs will have been registered in the name of a nominee designated by DTC, in each case, on the Company’s share registry in accordance with its Articles of Association, business license and other constitutive documents and applicable law, (y) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC.

(h) Except as disclosed in the Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of any of the Selling Shareholders to the PRC or Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (i) the creation, allotment and issuance of the Shares, (ii) the deposit of the Shares by such Selling Shareholder with the Depositary against the issuance of ADRs evidencing the ADSs, (iii) the deposit with HKSCC of Shares by such Selling Shareholder, (iv) the sale and delivery by such Selling Shareholders of the Shares and the ADSs to or for the respective accounts of the several Underwriters, in the manner contemplated in this Agreement, (v) the execution and delivery of this Agreement, (vi) the sale and delivery by the several Underwriters of the ADSs and the H Shares to the initial purchasers thereof in the manner contemplated in the Prospectus, or (vii) to the extent such Selling Shareholder is a party thereto, the Acquisition Transactions completed prior to the date hereof.

Except as disclosed in the Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the PRC or Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (i) the creation, allotment and issuance of the Shares, (ii) the deposit with the Depositary of Shares by such Selling Shareholder against issuance of ADRs evidencing ADSs, (iii) the deposit with HKSCC of Shares by such Selling Shareholder, (iv) the sale and delivery by such Selling Shareholder of the Shares and the ADSs to or for the respective accounts of the several Underwriters, in the manner contemplated in this Agreement, (v) the execution and delivery of this Agreement, (vi) the sale and delivery by the several Underwriters of the ADSs and the H Shares, respectively, to the initial purchasers thereof in the manner contemplated in the Prospectus.

(i) Neither such Selling Shareholder nor any of its subsidiaries has taken, or will take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result under the Exchange Act or the provisions of the Securities Ordinance of Hong Kong in stabilization or manipulation of the price of any security of the Company or any of the Subsidiaries to facilitate the sale or resale of the Shares or the ADSs or otherwise.

(j) Under the laws of the PRC, none of such Selling Shareholder and its subsidiaries nor any of its properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of such Selling Shareholder in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of the PRC.

(k) Except as disclosed in the Prospectus, the Shares delivered at each Time of Delivery by such Selling Shareholder will be freely transferable by such Selling Shareholder; and there are no restrictions on subsequent transfers of the Shares under the laws of the PRC, Hong Kong or the United States.

(l) Except as disclosed in the Prospectus, there are no contracts, agreements or understandings between such Selling Shareholder and any person that would give rise to a valid claim against such Selling Shareholder or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the Global Offering.

Any certificate signed by any officer of each of the Selling Shareholders and delivered to the Global Coordinators or the U.S. Representatives and the International Representatives or counsel for the Underwriters in connection with the Global Offering shall be deemed a representation and warranty by such Selling Shareholder, as to matters covered thereby, to each Underwriter.

3. Agreements to Sell and Purchase. (a) Each of the Company and the Selling Shareholders, severally and not jointly, hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase or procure the purchase from the Company and the Selling Shareholders, the respective numbers of Firm ADSs (to be adjusted by the Global Coordinators so as to eliminate fractional shares) determined by multiplying the aggregate number of Firm ADSs to be sold hereunder by the Company or such Selling Shareholder, as the case may be, by a fraction, the numerator of which is the aggregate number of Firm ADSs to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Schedule II hereto, in the case of a U.S. Underwriter, or Schedule III hereto, in the case of an International Underwriter, and the denominator of which is the aggregate number of Firm ADSs to be purchased by all of the Underwriters from the Company and the Selling Shareholders hereunder at US$[•] per ADS (the “ADS Purchase Price”). The Underwriters may, in their discretion, require that Shares be delivered in lieu of such Firm ADSs. The purchase price per Share shall be HK$[•], or US$[•] at an agreed exchange rate of HK$1.00 to US$[•] (the “Share Purchase Price,” and together with the ADS Purchase Price, the “Purchase Price”).

(b) On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the U.S. Underwriters and International Underwriters up to [•] Additional ADSs, and such Underwriters shall have a right to purchase, severally and not jointly, up to [•] Additional ADSs, at the ADS Purchase Price (or, in the event that the Global Coordinators request that Shares be delivered in lieu of such Additional ADSs, at the Share Purchase Price). In addition, on the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Selling Shareholders agree, severally and not jointly, to sell to the U.S. Underwriters and International Underwriters, up to an aggregate of [•] Additional ADSs and such Underwriters shall have a right to purchase, severally and not jointly, up to [•] Additional ADSs, at the ADS Purchase Price (or, in the event that the Global Coordinators request that Shares be delivered in lieu of such Additional ADSs, at the Share Purchase Price). If the Global Coordinators, on behalf of the Underwriters, elect to exercise such option, the Global Coordinators shall so notify the Company and the Selling Shareholders in writing not later than 30 days after the date of this Agreement, which notice shall specify the number of Additional ADSs to be purchased by the Underwriters and the date on which such Additional ADSs are to be purchased. Such date of purchase of Additional ADSs may be the same as the Closing Date (as defined below) but in no event earlier than the Closing Date or two business days after the date of such notice nor later than ten business days after the date of such notice. The option hereby granted may be exercised in whole or from time to time in part solely for the purpose of covering over-allotments made in connection with the Global Offering of the Firm ADSs. If any Additional ADSs are to be purchased in any exercise, each Underwriter agrees, severally and not jointly, to purchase the number of such Additional ADSs (subject to such adjustments to eliminate fractional shares as the Global Coordinators may determine) that bears the same proportion to the total number of Additional ADSs to be purchased in any exercise as the number of Firm ADSs set forth opposite the name of such Underwriter in Schedule II or Schedule III hereto, as the case may be, bears to the total number of Firm ADSs, with the number of such Additional ADSs to be purchased by such Underwriter in such exercise from each of the Company and the Selling Shareholders (subject to such adjustments to eliminate fractional shares as the Global Coordinators may determine) being that which bears the same proportion to the total number of Additional ADSs to be purchased by such Underwriter in such exercise as the total number of Firm ADSs to be purchased by all Underwriters from the Company or such Selling Shareholder, as the case may be, bears to the total number of Firm ADSs. The Global Coordinators in their sole discretion shall have the authority (i) to exercise the over-allotment option on behalf of the Underwriters and (ii) to allocate the Additional ADSs among the U.S. Offering and the International Offering to cover any over-allotments.

(c) As noted in Sections 3(a) and 3(b) above, the Underwriters or, in the case of Additional ADSs, the Global Coordinators, may, in their discretion, require that Shares be delivered in lieu of Firm ADSs or Additional ADSs, at the Share Purchase Price which is expressed in Hong Kong dollars.

(d) It is understood and agreed by the parties hereto that the Underwriters may satisfy their obligations to purchase any or all of the ADSs or Shares hereunder by procuring on behalf of the Company and the Selling Shareholders purchasers for the ADSs and/or Shares, respectively.

4. Terms of Public Offering. The Company and the Selling Shareholders are advised by you that the Underwriters propose to make an offering of their respective portions of the ADSs as soon after the Registration Statement, the ADS Registration Statement and this Agreement have become effective as in the judgment of the Global Coordinators is advisable, upon the terms set forth in the Prospectus. The Company and the Selling Shareholders are further advised by you that the ADSs are to be offered to the investors initially at US$[•] per ADS (the “ADS Public Offering Price”) and the Shares are to be offered to investors initially at HK$[•] per Share (the “Share Public Offering Price,” and together with the ADS Public Offering Price, the “Public Offering Price”) and to certain dealers selected by you at a price that represents a concession not in excess of US$[•] per ADS and HK$[•] (or US$[•]) per Share under the Public Offering Price, and that any Underwriter may allow, and such dealers may reallow, a concession, not in excess of US$[•] per ADS or HK$[•](or US$[•]) per Share, to any Underwriter or to certain other dealers.

5. Payment and Delivery. (a) With respect to all or a portion of the ADSs to be purchased and sold hereunder at each Time of Delivery (as defined below), the Global Coordinators, on behalf of the several Underwriters, may elect to have Shares allotted and delivered and paid for hereunder in lieu of, and in satisfaction of, the obligations of the Company and the Selling Shareholders to sell to the several Underwriters, and the several Underwriters’ obligations to purchase, ADSs. Preliminary notice of such election shall be given by the Global Coordinators to the Company and the Selling Shareholders at least forty-eight (48) hours prior to such Time of Delivery of Shares in Hong Kong (the “Notification Time”). A final notice of such election shall be given by the Global Coordinators to the Company and the Selling Shareholders at least twenty-four (24) hours prior to such Time of Delivery of Shares in Hong Kong. The number of Shares to be allotted and purchased as a result of the making of such election shall be adjusted by the Global Coordinators so as to eliminate any fractional ADSs.

(b) If an election has been made in accordance with Section 5(a) above, the Shares to be purchased by or allotted at the direction of each Underwriter hereunder shall be delivered in such authorized denominations and registered in such names and in such manner as the Global Coordinators may request upon notice to the Company and the Selling Shareholders prior to the Notification Time, and shall be delivered by or on behalf of the Company and the Selling Shareholders to the Global Coordinators, through the facilities of HKSCC for the account of such Underwriter or as such Underwriter, or the Global Coordinators on its behalf, may direct, against payment by or on behalf of such Underwriter of the purchase price therefor by wire transfer (or, to the extent HKSCC procedures permit, official bank check or checks), payable to the order of the Company in Hong Kong dollars or U.S. dollars, at the discretion of the Global Coordinators, in immediately available funds at the relevant Time of Delivery specified in Section 5(e) and Section 5(f) below. The Company and the Selling Shareholders will cause the certificates representing the Shares to be made available for checking at least twenty-four (24) hours prior to each Time of Delivery with respect thereto at the office of HKSCC. Delivery by the Company and the Selling Shareholders of the Shares will be made by book-entry transfer in the Company’s registry at the facilities of HKSCC to an account or accounts specified by the Global Coordinators, in such respective portions as the Global Coordinators may designate, upon notice given to the Company and the Selling Shareholders at or prior to the Notification Time.

(c) The Shares underlying the ADSs to be delivered hereunder shall be delivered through the facilities of the HKSCC for the account of The Hongkong and Shanghai Banking Corporation Limited, Hong Kong office (the “Custodian”), as custodian for The Bank of New York, against delivery of a copy of a letter confirming that the Global Coordinators have given irrevocable instructions to their correspondent banks in New York to make the wire transfer of payment for the ADSs at the Time of Delivery specified in Sections 5(e) and 5(f) below. The ADSs to be purchased by each Underwriter hereunder, in definitive form, and in such authorized denominations and registered in such names and in such manner as the Global Coordinators may request upon notice to the Company and the Selling Shareholders prior to the Notification Time, shall be delivered by or on behalf of the Company or the Selling Shareholders, as the case may be, to the Global Coordinators through the facilities of the Depository Trust Company (“DTC”), for the account of such Underwriter, against payment by or on behalf of such Underwriter of the Purchase Price therefor by wire transfer through the Federal Wire System in New York of payment for such ADSs in United States dollars, in immediately available funds, to the Company’s account (which shall be designated to the Global Coordinators by the Company prior to the Notification Time) at the Time of Delivery of ADSs in New York specified in Sections 5(e) and 5(f) below. The Company will cause a form of ADR to be made available for checking at least twenty-four (24) hours prior to each Time of Delivery with respect thereto at the office of DTC or its designated custodian (the “Designated Office”).

(d) The Depositary shall furnish or cause to be furnished to you at each Time of Delivery certificates reasonably satisfactory to you evidencing the deposit with it of the Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the Company at such Time of Delivery and the execution, countersignature (if applicable), issuance and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement.

(e) The time and date of the deliveries and payments described in Section 5(b) and (c) above shall be (i) with respect to the Shares delivered pursuant to Section 5(b), 9:00 a.m., Hong Kong time, (ii) with respect to the delivery of Shares underlying the ADSs to the Custodian (but not payment for the ADSs which is dealt with in sub-paragraph (iii) below) to be delivered under Section 5(c), 9:00 a.m., Hong Kong time, and (iii) in the case of the ADSs delivered pursuant to Section 5(c), 9:00 a.m., New York City time, in each case on [•], 2004 or such other time and date as the Global Coordinators, the Company and the Selling Shareholders may agree upon in writing. At 9:00 a.m. Hong Kong time [•], 2004, (i) the Global Coordinators shall provide to the Company copies of irrevocable instructions to their correspondent banks in each of New York and Hong Kong to make the wire transfer of payment for the ADSs and Shares (which are to be paid for in U.S. dollars), respectively (after withholding any amount specified herein to be reimbursed or withheld by them from proceeds), and (ii) the Company and the Selling Shareholders shall provide the Global Coordinators copies of irrevocable instructions to each of HKSCC and the Custodian regarding the delivery of the Shares and Shares underlying the ADSs, respectively, as provided in Section 5(b) and Section 5(c) above.

(f) The time and date of delivery and payment with respect to the Additional ADSs, shall be 9:00 a.m., Hong Kong time, in the cases of Additional ADSs delivered in the form of Shares and Shares underlying Additional ADSs, and 9:00 a.m., New York City time, in the case of Additional ADSs, in each case on the date specified by the Global Coordinators in the written notice given by the Global Coordinators of the election to purchase such Additional ADSs, or such other time and date as the Global Coordinators, the Company and the Selling Shareholders may agree upon in writing. Such times and dates for deliveries of, and payments for, the Firm ADSs, whether in the form of Shares or ADSs is herein called the “First Time of Delivery,” such times and dates for delivery of, and payment for, the Additional ADSs, whether in the form of Shares or ADSs, if not the First Time of Delivery, is herein called the “Second Time of Delivery,” and each such time and date for delivery and payment is herein called a “Time of Delivery.”

(g) With respect to the payments described in Section 5(b), (c), (e) and (f) relating to the sale of ADSs (delivered in the form of Shares) by the Selling Shareholders, the Global Coordinators shall instruct their correspondent banks to wire transfer the proceeds payable to the Selling Shareholders to the Company’s account. It is understood that the Company, on behalf of the Selling Shareholders, undertakes to transfer the proceeds from the sale of the Shares of the Selling Shareholders (delivered in the form of Shares) directly to the MOF to satisfy the requirements of the Regulation of the Interim Measures on the Sale of State Shares for Social Security Funds. It is further understood that the payment by the Global Coordinators to the Company as described in Section 5(b), (c), (e) and (f) shall satisfy all of the payment obligations of the Underwriters in respect of Shares (delivered in the form of Shares) purchased from the Selling Shareholders, and that the Underwriters shall have no obligations under the Regulation of Interim Measures on Sale of State Shares for Social Security Funds or hereunder.

(h) The documents to be delivered by or on behalf of the parties hereto pursuant to this Agreement shall be delivered on [•], 2004, or such other date as the Global Coordinators and the Company may agree in writing (the “Closing Date”), at or prior to 9:00 a.m., Hong Kong time, or such other time as the Global Coordinators and the Company may agree in writing (the “Closing Time”) and on the Second Time of Delivery (if any), in each case at the offices of Shearman & Sterling LLP at 12/F, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong (the “Closing Location”). A meeting will be held at the Closing Location at 3:00 p.m., Hong Kong time, on the Business Day next preceding the Closing Date or the Second Time of Delivery, as the case may be, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence and the cross-receipt for the ADSs will be available for review by the parties hereto.

6. Conditions to the Underwriters’ Obligations. The several obligations of the Company and the Selling Shareholders and the several obligations of the Underwriters hereunder are subject to the condition that each of the Registration Statement and the ADS Registration Statement shall have become effective not later than the date (New York City time) hereof, and no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement shall be in effect and no proceedings for such purpose shall have been instituted by, or be pending before or threatened by, the Commission.

The several obligations of the Underwriters are subject to the accuracy of the representations and warranties of the Company and the Selling Shareholders made herein prior to the Closing Date, to the accuracy of the statements of officers of the Company and the Selling Shareholders made pursuant to the provisions hereof prior to the Closing Date, to the performance by the Company and the Selling Shareholders of their obligations hereunder and the following further conditions; provided, however, that with respect to the First Time of Delivery, the latest time for the Underwriters hereunder to exercise their discretion with respect to the conditions set forth in this Section 6 shall be 9:00 a.m., Hong Kong time, on the day of the First Time of Delivery; provided further that all agreements and documents to be delivered at the First Time of Delivery pursuant to this Agreement shall be placed in escrow at the Closing Location prior to 9:00 a.m., Hong Kong time, on the date of the First Time of Delivery:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the results of operations, business or operations of the Company and the Subsidiaries, taken as a whole, or in the condition, financial, economic or political, of the PRC from that described in the Registration Statement and the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement) that, in the judgment of the Global Coordinators, is material and adverse and that makes it, in the judgment of the Global Coordinators, impracticable to market and sell the ADSs on the terms and in the manner contemplated in the Prospectus.

(b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of each of the Company and the Selling Shareholders acceptable to the Global Coordinators, to the effect set forth in Section 6(a) above (in the case of the Company’s certificate only) and to the effect that the representations and warranties of the Company or each Selling Shareholder, as the case may be, contained in this Agreement are true and correct as of the Closing Date and that the Company or such Selling Shareholder, as the case may be, has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; and each of the Company and the Selling Shareholders shall have furnished or caused to be furnished to you on the Closing Date certificates of its officers, satisfactory to you, as to such other matters as you may reasonably request.

(c) The Underwriters shall have received on the Closing Date an opinion of Sullivan & Cromwell LLP, United States counsel for the Company and the Selling Shareholders, dated the Closing Date, in form and substance satisfactory to you, in respect of such matters as may be reasonably requested by you, including:

(i) Assuming that this Agreement has been duly authorized, executed and delivered by the Company and the Selling Shareholders under PRC law, this Agreement has been duly executed and delivered by the Company and the Selling Shareholders.

(ii) Assuming that the Deposit Agreement has been duly authorized, executed and delivered by the Company under PRC law, the Deposit Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of the Deposit Agreement by the Depositary and that each of the Depositary and the Company has full power, authority and legal right to enter into and perform its obligations thereunder, constitutes a valid and legally binding agreement of the Company enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity, except that such counsel need not express any opinion with respect to Section 5.08 of the Deposit Agreement.

(iii) Upon due issuance by the Depositary of ADRs evidencing the ADSs being delivered at such Time of Delivery against the deposit of the underlying Shares by the Company in accordance with the provisions of the Deposit Agreement, such ADRs evidencing the ADSs will be duly and validly issued, and the persons in whose names such ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Prospectus.

(iv) Assuming (A) due authorization, execution and delivery of this Agreement by the Underwriters and the Deposit Agreement by the Depositary and (B) the validity of such actions under PRC law, under the laws of the State of New York relating to submission to personal jurisdiction, each of the Company and the Selling Shareholders has, pursuant to Section 12 of this Agreement, and the Company has pursuant to Section 7.07 of the Deposit Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”) in any action arising out of or relating to this Agreement, the Deposit Agreement or the transactions contemplated hereby or thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, has validly waived and agreed not to plead or claim in any such court that any such proceeding brought in such court has been brought in an inconvenient forum, has validly waived any immunity (sovereign or otherwise) relating to any such proceeding, and has validly and irrevocably appointed the Process Agent (as defined herein) as its authorized agent for the purpose described in Section 12 of this Agreement (as to both the Company and the Selling Shareholders) and Section 7.07 of the Deposit Agreement (as to the Company); and service of process effected on such agent in the manner set forth in Section 12 of this

Agreement (as to the Company and the Selling Shareholders) and Section 7.07 of the Deposit Agreement (as to the Company) will be effective to confer valid personal jurisdiction over the Company and the Selling Shareholders, as the case may be, in the New York Courts.

(v) The Registration Statement, and each post-effective amendment thereto (if any), has been declared effective under the Securities Act and the rules and regulations thereunder; the Prospectus was filed with the Commission pursuant to Rule 424(b) under the Securities Act; and such counsel has no knowledge of any stop order having been issued suspending the effectiveness of the Registration Statement or of any proceedings for that purpose having been instituted or threatened by or being pending before the Commission.

(vi) All regulatory consents, authorizations, approvals and filings required to be obtained or made by the Company and the Selling Shareholders (as the case may be) under the Federal laws of the United States and the laws of the State of New York, (A) as to the Company, for the issuance of the Shares and the ADRs evidencing the ADSs, and (B) as to both the Company and the Selling Shareholders, the sale and delivery of the Shares or the ADSs by the Company and the Selling Shareholders to the Underwriters and the deposit by the Company and the Selling Shareholders with the Depositary of the Shares underlying the ADSs have been obtained or made.

(vii) Each of (A) the issue and sale of the ADSs and Shares being delivered at such Time of Delivery, (B) the deposit of the Shares being deposited by the Company with the Depositary pursuant to the Deposit Agreement and (C) the performance by the Company and the Selling Shareholders of their obligations under this Agreement and by the Company of its obligations under the Deposit Agreement will not violate any existing Federal law of the United States or law of the State of New York applicable to the Company and the Selling Shareholders; provided, however, that for the purposes of this paragraph, such counsel need not express any opinion with respect to Federal or state securities laws, other antifraud laws and fraudulent transfer laws; provided, further, that insofar as performance by the Company and the Selling Shareholders of their obligations under this Agreement and by the Company of its obligations under the Deposit Agreement is concerned, such counsel need not express any opinion as to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights.

(viii) Upon payment of the purchase price for the ADSs to the Selling Shareholders by the Underwriters and the delivery by the Selling Shareholders to DTC or its agent of the ADSs registered in the name of Cede & Co. or such other nominee designated by DTC, both as provided for the Underwriting Agreement, and the crediting of the ADSs to the Underwriters’ accounts with DTC, Cede & Co. or such other nominee designated by DTC will be a “protected purchaser” of the ADSs (as defined in Section 8-303 of the UCC), the Underwriters will acquire a valid “security entitlement” (within the meaning of Section 8-501 of the UCC) to the ADSs, and no action based on an “adverse claim” (as defined in Section 8-102 of the UCC) may be asserted against the Underwriters with respect to such security entitlement, assuming that the Underwriters are without notice of any such adverse claim.

(ix) The Company is not and, after giving effect to the offering and sale of ADSs and Shares and the application of the proceeds thereof as described in the Prospectus, will not be, an “investment company” as such term is defined in the Investment Company Act, as amended.

(x) Each part of the Registration Statement, when such part became effective, and the U.S. Prospectus, as of its date, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder; nothing that has come to such counsel’s attention in the course of their review of the Registration Statement and the Prospectus and in the course of the procedures described in such counsel’s letter, has caused such counsel to believe that any part of the Registration Statement, when such part became effective and the date of this Agreement, or the Prospectus, as of its date, (other than the financial statements, other financial data (including prospective financial data) and the property valuation information included as Appendix A to the Prospectus, as to which such counsel need not express any opinion or belief) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and nothing that has come to such counsel’s attention in the course of the procedures described in its letter has caused such counsel to believe that the Prospectus, as of its date and such Time of Delivery, (other than the financial statements, other financial data (including prospective financial data) and the property valuation information included as Appendix A to the Prospectus, as to which such counsel need not express any opinion or belief) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such counsel may state that they do not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus, except for [those made under the captions “Description of American Depositary Receipts,” in the Prospectus, insofar as they relate to the provisions of the ADRs and the Deposit Agreement described therein, “Description of Debt Securities,” in the Prospectus, insofar as they relate to matters of law or the provisions of the indenture filed with the Registration Statement, “Taxation – United States,” insofar as they relate to provisions of Federal tax laws of the United States described therein, “Limitations on Enforcement of Civil Liabilities,” in so far as they relate to enforceability of judgments within the United States or any state thereof, and “Plan of Distribution,” insofar as they relate to the provisions of this Agreement].

In rendering the foregoing opinion, Sullivan & Cromwell LLP may rely, as to matters governed by Hong Kong Laws, upon the opinion of Simmons & Simmons referred to below, and as to matters governed by PRC law, upon the opinion of Jingtian & Gongcheng referred to below, and such counsel may state that their opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinions.

(d) The Underwriters shall have received on the Closing Date an opinion of Simmons & Simmons, Hong Kong counsel for the Company and the Selling Shareholders, dated the Closing Date, in form and substance satisfactory to you, in respect of such matters as may be reasonably requested by you, including:

(i) The Company is duly registered under Part XI of the Companies Ordinance of Hong Kong as an overseas company to carry on business under the laws of Hong Kong.

(ii) The listing of, and permission to deal in, the H Shares have been approved in principle by The Stock Exchange of Hong Kong Limited, subject, among other things, to allotment and issue of the H Shares and the dispatch of the relevant share certificates.

(iii) There are no government or regulatory consents, approvals, authorizations or orders required in Hong Kong by the Company or the Selling Shareholders in connection with the execution, delivery and performance of this Agreement, the Deposit Agreement or the placing of ADSs or Shares in Hong Kong as described in the International Prospectus, which have not been obtained.

(iv) (A) The issue and sale of the Shares and ADSs being delivered at such Time of Delivery to be sold by the Company hereunder, (B) the sale of the Shares and ADSs being delivered at such Time of Delivery to be sold by the Selling Shareholders hereunder, (C) the deposit of the Shares being deposited by the Company and the Selling Shareholders with the Depositary pursuant to the Deposit Agreement against issuance of the ADRs evidencing the ADSs to be delivered at such Time of Delivery by the Company and the Selling Shareholders, (D) the deposit of the Shares being deposited by the Company and the Selling Shareholders with HKSCC, (E) the compliance by the Company and the Selling Shareholders with all the provisions of this Agreement and the Deposit Agreement and the consummation of the transactions therein contemplated and (F) the compliance by each of the Selling Shareholders with all of the provisions of the Power of Attorney signed by such Selling Shareholder, and the consummation of the transactions therein contemplated (x) will not result in a violation of any provisions of the laws of Hong Kong (“Hong Kong Law”); and (y) will not result in a violation of any order, rule or regulation of any Government Agency of Hong Kong having jurisdiction over the Company or any of the Selling Shareholders, as the case may be.

(v) The descriptions of the Rules Governing the Listing of Securities on HKSE in relation to the connected transactions set forth in the Prospectus under the caption “Relationship with China Telecom Group”, in so far as such descriptions constitute summaries of Hong Kong legal or regulatory matters, fairly summarize in all material respects such legal or regulatory matters.

(vi) The statements set forth in the Prospectus under the captions “Enforceability of Civil Liabilities,” “Taxation – Hong Kong” and “Underwriting,”; (B) in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 under “—The PRC legal system has inherent uncertainties that could limit the legal protections available to you.” and “—You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.” under the caption “Key Information—Risk Factors,” and “Additional Information—E. Taxation – Hong Kong,” [and (C) in the Company’s Current Report on Form 6-K filed with the Commission on [•], 2004 under the caption [•]] insofar as such statements constitute summaries of Hong Kong legal matters, documents or proceedings referred to therein, in each case fairly present the information called for with respect to such legal matters, documents and proceedings and fairly summarize the matters, documents and proceedings referred to therein, and nothing has been omitted from such statements which would render such statements misleading or incomplete in any material respect in the context in which those statements appear.

(vii) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Company or any Subsidiary to Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (A) the creation, allotment and issuance of the Shares, (B) the deposit with the Depositary of Shares by the Company and the Selling Shareholders pursuant to the Deposit Agreement against the issuance of the ADRs evidencing the ADSs, (C) the deposit with HKSCC of Shares by the Company and the Selling Shareholders, (D) the issue by the Company, and the sale and delivery by the Company and the Selling Shareholders, of the Shares and the ADSs to or for the respective accounts of the several Underwriters in the manner contemplated in this Agreement, or (E) the execution, delivery and performance of this Agreement, the Deposit Agreement and the Power of Attorney.

(viii) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to Hong Kong or any political subdivision or taxing authority thereof or therein in connection with (A) the creation, allotment and issuance of the Shares, (B) the deposit with the Depositary of Shares by the Company and the Selling Shareholders pursuant to the Deposit Agreement against issuance of ADRs evidencing ADSs, (C) the deposit with HKSCC of Shares by the Company and the Selling Shareholders; (D) the issue by the Company, and the sale and delivery by the Selling Shareholders, of the Shares and the ADSs to or for the respective accounts of the several Underwriters in the manner contemplated in this Agreement, or (E) the execution, delivery and performance of this Agreement, the Deposit Agreement and the Power of Attorney, in each case, other than any liability to pay profits tax which may arise in respect of persons carrying on a trade, profession or business in Hong Kong.

(ix) Nothing would render the indemnification and contribution provisions set forth in Section 9 of this Agreement and the indemnification provisions set forth in the Deposit Agreement in contravention of the laws or public policy of Hong Kong.

(x) All dividends and other distributions declared and payable on H Shares may be paid or distributed to holders of H Shares in Hong Kong in Hong Kong dollars, and all such dividends and other distributions are not subject to withholding or other taxes under Hong Kong Law, and may be paid without the necessity of obtaining any Government Authorization in Hong Kong.

(e) The Underwriters shall have received on the Closing Date an opinion of Jingtian & Gongcheng, PRC counsel for the Company and the Selling Shareholders, dated the Closing Date, in form and substance satisfactory to you, in respect of such matters as may be reasonably requested by you, including:

(i) The Company has been duly incorporated and is validly existing as a company limited by shares and in good standing under the laws of the PRC with legal right, power and authority (corporate and other), as authorized by the PRC government, to own, use, lease and operate its properties and conduct its business as described in the Prospectus and is duly qualified to transact business and is in good standing in any jurisdiction in which it owns or leases properties or conducts any business, and such qualification is required, or is subject to no material liability or disability by reason of the failure to be so qualified or to be in good standing in any such jurisdiction; the Articles of Association, the business license and other constituent documents of the Company comply with the applicable requirements of the PRC law, including the PRC Company Law, and are in full force and effect; each of the Selling Shareholders has been duly established as state-owned enterprises or state-owned companies, as the case may be, and is in good standing under the laws of the PRC.

(ii) Each Subsidiary (as defined in this Agreement) has been duly incorporated and is validly existing and in good standing under the laws of the PRC with legal right, power and authority (corporate and other), as authorized by the PRC government, to own, use, lease and operate its assets and to conduct its business in the manner presently conducted and as described in the Prospectus and is duly qualified to transact business and is in good standing in any jurisdiction in which it owns or leases properties or conducts any business, and such qualification is required, or is subject to no material liability or disability by reason of the failure to be so qualified or to be in good standing in any such jurisdiction; the Articles of Association, the business license and other constituent documents of each Subsidiary comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

(iii) Each Subsidiary is a legal person with limited liability and the liability of the Company in respect of equity interests held in such Subsidiary is limited to its investment therein. Except as disclosed in the Prospectus, all of the outstanding shares of capital stock of, or equity interests in, each Subsidiary have been duly authorized and are validly issued, fully paid and non-assessable and are owned directly by the Company, free and clear of any liens, charges, restrictions upon voting or transfer or any other encumbrances, equities or claims. To the best knowledge of such counsel after due inquiry, there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock of, or direct interest in, any Subsidiary, other than as set forth in the Prospectus.

(iv) The Company has corporate power to enter into and to perform its obligations under this Agreement and the Deposit Agreement and has taken all necessary corporate action to authorize the execution, delivery and performance of, and has duly authorized, executed and delivered, this Agreement and the Deposit Agreement. Each of this Agreement and the Deposit Agreement constitutes a valid and legally binding agreement of the Company enforceable in accordance with its terms, subject as to enforceability to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Depositary, as registered shareholder of the Company, shall have all rights of other shareholders of the Company with respect to the Shares.

(v) Each of the Selling Shareholders has corporate or other necessary power to enter into and to perform its obligations under this Agreement and the Power of Attorney, and has taken all necessary corporate or other action to authorize the execution, delivery and performance of, and has duly authorized, executed and delivered, this Agreement and the Power of Attorney. Each of this Agreement and the Power of Attorney constitutes a valid and legally binding agreement of each of the Selling Shareholders enforceable in accordance with its terms, subject as to enforceability to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(vi) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the Deposit Agreement and the consummation by the Company of the transactions contemplated herein, therein and in the Registration Statement, including the issue and sale of the Shares and ADSs being delivered at such Time of Delivery to be sold by the Company hereunder, the deposit of the Shares being deposited by the Company with HKSCC and with the

Depositary pursuant to the Deposit Agreement against issuance of the ADSs evidencing the ADRs to be delivered at such Time of Delivery by the Company, and the compliance by the Company with all of the provisions of this Agreement and the Deposit Agreement (A) will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound or to which any of the properties or assets of the Company or any of the Subsidiaries is bound or to which any of the properties or assets of the Company or any of the Subsidiaries is subject, except for such conflicts, breaches, violations or defaults which would not (x) individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and any of the Subsidiaries, taken as a whole, or (y) affect the validity of, or have any adverse effect on, the issue and sale of the Shares and ADSs or the other transactions contemplated hereunder and the Deposit Agreement, (B) will not result in any violation of the provisions of the Articles of Association, business licenses or any other constituent documents of the Company or any of the Subsidiaries, (C) will not result in any violation of any provision of PRC law or statute, and (D) will not result in a violation of any order, rule or regulation of any Government Agency of the PRC having jurisdiction over the Company or any of the Subsidiaries or any of their properties.

(vii) The execution and delivery by each of the Selling Shareholders of, and the performance by each of the Selling Shareholders of its obligations under this Agreement and the Power of Attorney, and the consummation by each of the Selling Shareholders of the transactions contemplated in this Agreement and the Power of Attorney and in the Registration Statement, including the sale of the Shares or ADSs being delivered at such Time of Delivery to be sold by each of the Selling Shareholders hereunder, the deposit of the Shares being deposited by each of the Selling Shareholders with the Depositary pursuant to the Deposit Agreement against issuance of the ADRs evidencing the ADSs to be delivered at such Time of Delivery by each of the Selling Shareholders, and the compliance by each of the Selling Shareholders with all of the provisions of this Agreement and the Power of Attorney (A) will not contravene any provision of applicable law, or the Articles of Association, business license or other constitutive documents of any of the Selling Shareholders, or any agreement or other instrument binding upon any of the Selling Shareholders or any judgment, order or decree of any governmental body, agency or court having jurisdiction over such Selling Shareholder, (B) will not result in any violation of the provisions of the constituent documents and business license of any of the Selling Shareholders, (C) will not result in any violation of any provision of PRC law or statute, and (D) will not result in a violation of any order, rule or regulation of any Government Agency of the PRC having jurisdiction over such Selling Shareholder.

(viii) The Company has a registered share capital as set forth in the Prospectus, and all of the issued shares of capital stock of the Company (including the Shares being delivered at the relevant Time of Delivery) (a) have been duly and validly authorized and issued and are fully paid and non-assessable, and (b) conform as to legal matters to the description thereof contained in the Prospectus; the Shares being delivered at the relevant Time of Delivery are free and clear of all liens, encumbrances, equities or claims; other than as set forth in the Prospectus, there are no outstanding securities issued by the Company convertible into or exchangeable for, rights, warrants or options to acquire from the Company, or obligations of the Company to issue, the Shares or any other class of capital stock of the Company, except pursuant to this Agreement; other than as set forth in the Prospectus, there are no outstanding rights, warrants or options to acquire, or instruments or securities convertible into or exchangeable for, any shares of capital stock of, or direct interests in, any Subsidiary; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights under the Articles of Association of the Company or PRC law to acquire the ADSs or Shares to be purchased from the Company under this Agreement which have not been complied with; the Shares may be freely deposited (A) by the Company and each Selling Shareholder with the Depositary pursuant to the Deposit Agreement against issuance of ADRs evidencing ADSs and (B) by the Company and the Selling Shareholders with HKSCC; the ADSs and the Shares are freely transferable by the Company and each of the Selling Shareholders to or for the account of the several Underwriters in the manner contemplated in this Agreement and to the initial purchasers thereof and there are no restrictions on subsequent transfers of the ADSs or the Shares under PRC law; and the Shares conform to the description thereof contained in the Prospectus.

(ix) Immediately prior to such Time of Delivery, each of the Selling Shareholders had good and valid title to the Shares and ADSs to be sold at such Time of Delivery by each of the Selling Shareholders hereunder, free and clear of all liens, security interests, charges, encumbrances, equities or claims of any kind, and full right, power and authority to sell, assign, transfer and deliver the Shares and ADSs to be sold by the Selling Shareholders hereunder and thereunder, and, upon delivery of such Shares and ADSs and payment therefor pursuant hereto and thereto, good and valid title to such Shares and ADSs, free and clear of all liens, encumbrances, equities or claims, will pass to the several Underwriters.

(x) No Governmental Authorization or filing with any Governmental Agency is required in the PRC for the issue and sale of the Shares or ADSs being delivered at such Time of Delivery to be sold by the Company hereunder, the deposit of the Shares being deposited (A) by the Company with the Depositary pursuant to the Deposit Agreement against issuance of the ADSs evidencing the ADRs and (B) by the Company and the Selling Shareholders with HKSCC, in each case to be delivered at such Time of Delivery by the Company or the Selling Shareholders, as the case may be, or the consummation by the Company of the transactions contemplated by this Agreement and the Deposit Agreement, except the approval of the CSRC which has been duly obtained and is in full force and effect.

(xi) All Governmental Authorizations and all filings with Governmental Agencies required for the deposit of the Shares being deposited with HKSCC to be delivered at each Time of Delivery by each of the Selling Shareholders, for the sale and delivery of the Shares and ADSs being delivered at such Time of Delivery to be sold by each of the Selling Shareholders hereunder and for the execution and delivery by each of the Selling Shareholders of this Agreement have been obtained; and each of the Selling Shareholders has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Shares to be sold by each of the Selling Shareholders hereunder.

(xii) The Registration Statement, the Prospectus and the ADS Registration Statement and the filing of the Registration Statement, the Prospectus and the ADS Registration Statement with the Commission have been duly authorized by and on behalf of the Company, and the Registration Statement and the ADS Registration Statement have been duly executed and delivered pursuant to such authorization by and on behalf of the Company.

(xiii) As a matter of PRC law, no holder of any of Shares or ADSs after the completion of the Global Offering will be subject to liability in respect of any liability of the Company by virtue only of the holding of any such Shares or ADSs. Otherwise than as disclosed in the Prospectus, there are no limitations under PRC law on the rights of holders of the Shares or ADSs to hold, vote or transfer their securities.

(xiv) The application of the net proceeds to be received by the Company from the Global Offering as contemplated by the Prospectus, will not contravene any provision of applicable PRC law, rule or regulation or the Articles of Association, other constitutive documents or the business license of the Company, any of the Subsidiaries or the Selling Shareholders or, to the best of such counsel’s knowledge after due inquiry, contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Company or any of the Subsidiaries or the Selling Shareholders, or any judgment, order or decree of any PRC governmental body, agency or court having jurisdiction over the Company or any of the Subsidiaries or the Selling Shareholders, except for such contravention or defaults which would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole or the Selling Shareholders.

(xv) Other than as disclosed in the Prospectus, each of the Company and the Subsidiaries has valid title to all of its real properties and assets and valid title to all personal properties and assets, in each case, free and clear of all liens, charges, encumbrances, equities, claims, defects, options or restrictions, except to the extent disclosed in the Prospectus or such as do not, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole; each lease agreement to which the Company or any of the Subsidiaries is a party is legally executed; the leasehold interests of the Company and any of the Subsidiaries are fully protected by the terms of the lease agreements. CTC has agreed to indemnify the Company against all losses or damages incurred or suffered by the Company caused by or arising from any challenges to, or interference with such right or leasehold interest of the Company or any of its Subsidiaries. Each of the Company and the Subsidiaries has obtained all land-use rights required to conduct their business, free and clear of all encumbrances and defects except such as are disclosed in the Prospectus or such as are not material or do not interfere with the use made and proposed to be made of such property by the Company and the relevant Subsidiaries and all such land-use rights are legal, valid and binding and enforceable in accordance with the terms of their establishment except such as are not material or do not interfere with the use made and proposed to be made of such property by the Company and the relevant Subsidiaries, as the case may be. Neither the Company nor any of the Subsidiaries owns, operates, manages or has any other right or interest in any other material real property of any kind save for those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and the property valuation report set out in Appendix [•] to the Company’s Current Report on Form 6-K filed with the Commission on [•], 2004.

(xvi) Except as disclosed in the Prospectus and in such counsel’s legal opinion on the title matters relating to the properties, there are no legal impediments under PRC law in order for the Company or any of the Subsidiaries to obtain land use rights certificates in respect of the land, and building ownership certificates in respect of the buildings transferred by CTC to the Company as part of the Acquisition Transactions.

(xvii) Each Purchase Document executed by the Company, each Subsidiary and each other China Telecom Group Member has been duly authorized, executed and delivered by such party or parties, and each Purchase Agreement constitutes a valid and binding agreement of the Company, each Subsidiary and each other China Telecom Group Member, as applicable, enforceable in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(xviii) The execution by the Company, the Subsidiaries and each China Telecom Group Member of each Purchase Document to which it is a party and the delivery by and the performance by such party of its obligations under each Purchase Agreement to which it is a party and the consummation of the Acquisition Transactions (A) does not and will not, to the best knowledge of such counsel after due inquiry, conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, that, individually or in the aggregate, is material to the Company and the Subsidiaries, taken as a whole, or any China Telecom Group Member, (B) did not and will not, result in any violation of the provisions of the Articles of Association, the business licenses or any other constituent documents of the Company, the Subsidiaries and each China Telecom Group Member, (C) will not result in any violation of any provision of PRC law or statute, and (D) will not result in a violation of any order, rule, regulation, judgment, order or decree of any PRC Governmental Agency having jurisdiction over the Company, the Subsidiaries, or any China Telecom Group Member or any of their properties, except for, in the case of clause (D), such violations which would not, individually or in the aggregate, (x) have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole, or (y) affect the valid and binding nature of the Acquisition Transactions or any Purchase Document.

(xix) The description of the Acquisition Transactions set forth in the Prospectus under the captions [“The Acquisition,” “Operating and Financial Review and Prospects – [•],” “Relationship with China Telecom Group,” “Principal and Selling Shareholders”] and [•] is true and correct in all material respects with respect to the PRC legal matters, documents or proceedings described therein. All of the Acquisition Transactions that have been effected prior to the date hereof comply with all applicable national, provincial, municipal and local laws in the PRC and constitute binding and irrevocable transactions completed by the parties to the Acquisition Transactions.

(xx) All consents, approvals, authorizations, orders, registrations and qualifications required in the PRC (collectively the “PRC Consents” and, individually, each a “PRC Consent”) in connection with the Acquisition Transactions and the execution, delivery and performance of the Acquisition Transactions have been unconditionally obtained (including, without limitation, (x) all actions necessary for the approval of the Acquisition Transactions by the MII, the SASAC, the MLR, the SAIC, the STA and the relevant provincial and local branches or bureaus of the foregoing, and (y) to the extent required, third parties under joint venture agreements, bank loans, guarantees and other contracts that are material to the Company and the Subsidiaries, taken as a whole. No PRC Consent has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed except for the consents, approvals, authorizations, orders, registrations and qualifications, the failure to obtain of which would not, individually or in the aggregate, (x) have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole, or (y) affect the valid and binding nature of the Acquisition Transactions or any Purchase Document. All PRC Consents are in full force and effect.

(xxi) No additional Governmental Authorization of or filing with any Governmental Agency is required in the PRC in respect of the direct or indirect completion of the Acquisition Transactions or the ownership by the Company of its equity interest in any of the Target Companies, except for such approvals which have been obtained and are in full force and effect.

(xxii) To the best knowledge of such counsel after due inquiry, there are no outstanding guarantees or contingent payment obligations of the Company and the Subsidiaries in respect of indebtedness of third parties, except as disclosed in the Prospectus.

(xxiii) To the best knowledge of such counsel after due inquiry, the Company and the Subsidiaries are not (A) in violation of their respective Articles of Association, business licenses and any other constituent documents or (B) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument known to such counsel and to which the Company or any of the Subsidiaries is a party or by which it or any of their respective properties may be bound, except, in the case of clause (B), where such violation or default would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole.

(xxiv) Except as disclosed in the Prospectus, there are no legal, governmental or arbitrative proceedings before any court of the PRC or before or by any public, regulatory or governmental agency or body of the PRC pending or, to the best of such counsel’s knowledge after due inquiry, threatened against, or involving the properties or business of, the Company or any of the Subsidiaries (including, without limitation, any proceeding challenging the effectiveness or validity of the Acquisition Transactions) or to which any of the properties of the Company or any of the Subsidiaries is subject which will have a material adverse effect on the Company and the Subsidiaries, taken as a whole.

(xxv) The statements set forth (A) in the Prospectus under the captions [“Risk Factors,” “Description of the Share Capital,” “Description of American Depositary Receipts,” “Description of Debt Securities,” “Clearance and Settlement,” “Taxation,” “Plan of Distribution,” “Limitation on Enforceability of Civil Liabilities,” and “Foreign Exchange Controls;”] (B) in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 under the captions “Key Information—Risk Factors;” “—A. History and Development of the Company,” “—B. Business Overview—Trademarks,” “—B. Business Overview—Regulatory and Related Matters,” under “Information on the Company;” “—B. Compensation” and “—C. Board Practices” under “Directors, Senior Management and Employees;” “Major Shareholders and Related Party Transactions—B. Related Party Transactions;” and “—D. Exchange Controls,” and “—E. Taxation – People’s Republic of China,” under “Additional Information;” and in the “Notes to the Combined Financial Statements” included therein under the note captions [“1. Principal Activities Organization and Basis Presentation”, “2. Significant Accounting Policies – (k) Income Tax”, “18. Share Capital”, “19. Reserves”, “24. Taxation”, “30. Commitments and Contingencies”, “32. Related Party Transactions”, “33. Employee Benefits Plan” and “34. Stock Appreciation Rights”]; (C) in the Company’s Current Report on Form 6-K filed with the Commission on [•], 2004 under the captions [•] and [•]; and (D) in the Registration Statement in Item 8, in each case insofar as such statements constitute summaries of PRC legal and regulatory matters, documents or proceedings referred to thereto, fairly present the information called for with respect to such legal and regulatory matters, documents and proceedings and fairly summarize the PRC legal and regulatory matters, documents or proceedings referred to therein.

(xxvi) To the best knowledge of such counsel after due inquiry, there is no pending or threatened PRC regulatory, administrative or other governmental initiative which, if implemented or adopted in the manner proposed or contemplated, could have a material adverse effect on the operations of the Company and the Subsidiaries, taken as a whole, in the PRC in the manner presently conducted or as disclosed in the Prospectus.

(xxvii) After due inquiry, such counsel does not know (A) of any legal or governmental proceedings pending or threatened to which the Company or any of the Subsidiaries is a party or to which any of the properties of the Company or any of the Subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus and are not so described or (B) of any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(xxviii) Each of the Company and the Subsidiaries has all necessary licenses, consents, authorizations, approvals, orders, certificates and permits of and from, and has made all declarations and filings with, all national, provincial, municipal, local and other governmental authorities, agencies or bodies, self-regulatory organizations and courts and other tribunals in the PRC (including, without limitation, the PRC State Council, the MII, the SASAC, the CSRC, the SAIC, the STA, the Trademark Administration Bureau and the Intellectual Property Office) to (i) own, lease, license and use its properties and assets in the PRC and to conduct its business in the PRC in the manner described in the Prospectus, including, but not limited to, the operation by the Company and the Subsidiaries of the wireline telephone, data and Internet and leased line services in each of their service regions as described in the Prospectus, and (ii) use the proceeds of the Global Offering, without restriction as described in the Prospectus; such PRC licenses, consents, authorizations, approvals, orders, certificates or permits contain no materially burdensome restrictions not described in the Registration Statement or the Prospectus; and to the best knowledge of such counsel after due inquiry (x) the MII or any other regulatory body is not considering modifying, suspending or revoking any such PRC licenses, consents, authorizations, approvals, orders, certificates or permits and (y) the Company and the Subsidiaries are in compliance with the provisions of all such PRC licenses, consent, authorizations, approvals, orders, certificates or permits in all material respects.

(xxix) The Company and the Subsidiaries own or have valid licenses in full force and effect or otherwise have the legal right to use, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (including the “China Telecom” name and logo) currently employed by them in connection with the business currently operated by them; and, to the best knowledge of such counsel after due inquiry, none of the Company and any of the Subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in any material adverse change in the condition, financial or otherwise, or in the earnings, business, or operations of the Company and the Subsidiaries, taken as a whole.

(xxx) All dividends and other distributions declared and payable on the shares of capital stock of the Company in Renminbi to the H Share shareholders of the Company may under the current laws and regulations of PRC be payable in foreign currency and may be freely transferred out of the PRC and all such dividends will not be subject to withholding or other taxes under the laws and regulations of PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC and may be paid without the necessity of obtaining any Government Authorization in the PRC.

(xxxi) All dividends and other distributions declared and payable on the Company’s direct or indirect equity interests in the Subsidiaries may under the current laws and regulations of the PRC be paid to the Company.

(xxxii) To the best knowledge of such counsel after due inquiry, the Company and the Subsidiaries are (A) in compliance with any and all applicable Safety Laws in the PRC, (B) have obtained all permits, licenses or other approvals required of them under applicable Safety Laws in the PRC to conduct their respective businesses and (C) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Safety Laws, failure to obtain required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of the Company and the Subsidiaries, taken as a whole.

(xxxiii) The choice of law provisions set forth in this Agreement, the Deposit Agreement and the Power of Attorney will be recognized by PRC courts; each of the Company, the Subsidiaries and the Selling Shareholders can sue and be sued in its own name under the laws of the PRC.

(xxxiv) The irrevocable submission of the Company and the Selling Shareholders to the jurisdiction of any New York Court, the waiver by each of the Company and the Selling Shareholders of any objection to the venue of a proceeding in a New York Court, the waiver and agreement not to plead an inconvenient forum, the waiver of sovereign immunity and the agreement of each of the Company and the Selling Shareholders, as the case may be, that this Agreement and the Deposit Agreement shall be construed in accordance with and governed by the laws of the State of New York are legal, valid and binding under the laws of the PRC and will be respected by PRC courts; the Company has corporate power to appoint CT Corporation System as its authorized agent for service of process pursuant to this Agreement and the Deposit Agreement and has taken all necessary corporate action to authorize the appointment of CT Corporation System as its authorized agent for service of process pursuant to this Agreement and the Deposit Agreement; each of the Selling Shareholders has corporate power to appoint CT Corporation System as its authorized agent for service of process pursuant to this Agreement and has taken all necessary corporate action to authorize the appointment of CT Corporation System as its authorized agent for service of process pursuant to this Agreement; service of process affected in the manner set forth in this Agreement and the Deposit Agreement will be effective, insofar as PRC law is concerned, to confer valid personal jurisdiction over the Company and the Selling Shareholders, as the case may be; and any judgment obtained in a New York Court arising out of or in relation to the obligations of the Company and the Selling Shareholders, as the case may be, under this Agreement and the Deposit Agreement will be recognized in PRC courts subject only to the conditions described under the caption “Limitations on Enforceability of Civil Liabilities” in the Prospectus.

(xxxv) The indemnification and contribution provisions set forth in this Agreement and the indemnification provisions set forth in the Deposit Agreement do not contravene the public policy or laws of the PRC, and insofar as matters of PRC law are concerned, constitute the legal, valid and binding obligations of each of the Company and the Selling Shareholders, as the case may be, enforceable in accordance with the terms therein, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights.

(xxxvi) Each of this Agreement, the Deposit Agreement and the Power of Attorney is in proper legal form under the laws of the PRC for the enforcement thereof against the Company and the Selling Shareholders, as the case may be, in the PRC without further action on the part of the Underwriters or the Depositary; and to ensure the legality, validity, enforceability or admissibility in evidence of this Agreement, the Deposit Agreement and the Power of Attorney in the PRC, it is not necessary that any such document be filed or recorded with any court or other authority in the PRC or that any stamp or similar tax be paid on or in respect of any such document.

(xxxvii) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Company, any of the Subsidiaries or the Selling Shareholders to the PRC or any political subdivision or taxing authority thereof or therein in connection with (A) the creation, allotment and issuance of the Shares, (B) the deposit with the Depositary of Shares by the Company and the Selling Shareholders pursuant to the Deposit Agreement against the issuance of ADRs evidencing ADSs, (C) the deposit with HKSCC of Shares by the Company and the Selling Shareholders, (D) the sale and delivery by the Company and the Selling Shareholders of the Shares and the ADSs to or for the respective accounts of the Underwriters in the manner contemplated in this Agreement, (E) the execution, delivery and performance of this Agreement, the Deposit Agreement and the Power of Attorney, as the case may be, (F) the sale and delivery by the Underwriters of the Shares and the ADSs to the initial purchasers thereof in the manner contemplated in the Prospectus, or (G) the Acquisition Transactions completed prior to the date hereof.

(xxxviii) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the PRC or any political subdivision or taxing authority thereof or therein in connection with (A) the creation, allotment and issuance of the Shares, (B) the deposit with the Depositary of Shares by the Company and the Selling Shareholders pursuant to the Deposit Agreement against issuance of ADRs evidencing ADSs, (C) the deposit with HKSCC of Shares by the Company and the Selling Shareholders, (D) the sale and delivery by the Company and the Selling Shareholders of the Shares and the ADSs to or for the respective accounts of the several Underwriters in the manner contemplated in this Agreement, (E) the execution, delivery and performance of this Agreement, the Deposit Agreement and the Power of Attorney or (F) the sale and delivery by the several Underwriters of the Shares and the ADSs to the initial purchasers thereof in the manner contemplated in the Prospectus.

(xxxix) To the best knowledge of such counsel after due inquiry, (A) the PRC tax laws and regulations and other PRC laws and regulations applicable to the activities of the Company and the Subsidiaries in the PRC (including regulatory fees, capital gain, income, sales, withholding or other taxes and stamp or other issuance or transfer taxes or duties to which the Company or any of the Subsidiaries may become subject due to the conduct of activities in the PRC) are assessed or apply to the Company and the Subsidiaries in substantially the same manner as are currently applicable to any company incorporated under the PRC Company Law or any state-owned enterprise, as the case may be, which is engaged in the wireline telephone, data and Internet and leased line services in the PRC and (B) there are no material PRC fees or taxes that are or will become applicable to the Company or any of the Subsidiaries as a consequence of completion of the Acquisition Transactions or the Global Offering that have not been disclosed in the Prospectus.

(xl) To the best knowledge of such counsel after due inquiry, the Company and the Subsidiaries have no material legal obligations to provide housing benefits, severance or retirement benefits, death or disability benefits (or other actual or contingent employee benefits or perquisites) to any present or past employees, whether permanent or temporary, of (A) CTC, (B) any other China Telecom Group Members, or (C) any other parties that transferred or will transfer assets to the Company or the Subsidiaries in connection with the Acquisition Transactions.

(xli) The entry into, and performance or enforcement of this Agreement in accordance with its respective terms will not subject the Underwriters to any requirement to be licensed or otherwise qualified to do business in the PRC, nor will any Underwriter be deemed to be resident, domiciled, carrying on business through an establishment or place in the PRC or in breach of any laws or regulations in the PRC by reason of entry into, performance or enforcement of this Agreement.

(xlii) Under the laws of the PRC, none of the Company, any of the Subsidiaries, the Selling Shareholders nor any of their respective properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of (x) the Company in this Agreement and the Deposit Agreement and (y) the Selling Shareholders in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement or the Deposit Agreement, as the case may be, is valid and binding under the laws of the PRC.

(xliii) Other than as disclosed in the Prospectus, the Company has no obligation to provide housing, severance, retirement, death or disability benefits to any of the present or past employees, whether permanent or temporary, of the Company or any of the Subsidiaries.

(xliv) Under the laws of the PRC, each holder of ADRs evidencing ADSs issued pursuant to the Deposit Agreement shall be entitled, subject to the provisions of the Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee registered as representative of the holders of the ADRs in a direct suit, action or proceeding against the Company.

(xlv) The Company has no financial obligation to the PRC government or any social security fund or other fund of the PRC government in connection with the Global Offering.

In addition, such counsel shall state that nothing has come to such counsel’s attention that gave it reason it to believe that (A) the ADS Registration Statement, the Registration Statement or the Prospectus (except for financial statements included in the Prospectus, as to which such counsel need not express any belief), as of their respective effective dates and the date of this Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the Prospectus (except for financial statements included in the Prospectus, as to which such counsel need not express any belief), as of its date and as of the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The opinion of Sullivan & Cromwell LLP, Simmons & Simmons and Jingtian & Gongcheng described in Section 6(c), 6(d) and 6(e) above shall be rendered to the Underwriters at the request of the Company and the Selling Shareholders and shall so state therein.

(f) The Underwriters shall have received on the Closing Date an opinion of Emmet, Marvin and Martin, LLP, United States counsel for the Depositary, dated the Closing Date, to the effect that:

(i) The Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and legally binding agreement of the Depositary enforceable against the Depositary in accordance with its terms, except as to enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general application relating to or affecting creditors’ rights and by general equity principles.

(ii) Upon execution and delivery by the Depositary of ADRs evidencing ADSs against the deposit of Shares in accordance with the provisions of the Deposit Agreement, the ADSs will be validly issued and will entitle the holder of the ADSs to the rights specified in the ADRs and in the Deposit Agreement.

(iii) The ADS Registration Statement has been declared effective under the Securities Act and, to the best knowledge of such counsel, no stop order suspending the effectiveness of the ADS Registration Statement or any part thereof has been issued and no proceedings for that purpose have been instituted, or are either currently pending or contemplated under the Securities Act, and the ADS Registration Statement, and each amendment as of their respective effective dates, complied as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

(g) The Underwriters shall have received on the Closing Date an opinion of Shearman & Sterling LLP, United States counsel for the Underwriters, dated the Closing Date, covering such of the matters referred to in Section 6(c) above as you may reasonably require.

In rendering the foregoing opinion, Shearman & Sterling LLP may rely (i) as to matters governed by PRC law, upon the opinions of Jingtian & Gongcheng and Haiwen & Partners referred to in Sections 6(e) and 6(i), respectively, and (ii) as to matters relating to Hong Kong laws, upon the opinions of Simmons & Simmons and Freshfields Bruckhaus Deringer referred to in Sections 6(d) and (h), respectively.

(h) The Underwriters shall have received on the Closing Date an opinion of Freshfields Bruckhaus Deringer, Hong Kong counsel for the Underwriters, dated the Closing Date, concerning such of the matters referred to in Section 6(d) above as you may reasonably require.

(i) The Underwriters shall have received on the Closing Date an opinion of Haiwen & Partners, PRC counsel for the Underwriters, dated the Closing Date, covering the matters referred to in Section 6(e) above, and such other matters as you may reasonably require.

(j) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from KPMG, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus and in substantially the form attached to this Agreement in Exhibit A; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.

(k) The Company and the Depositary shall have executed and delivered the Deposit Agreement and the Deposit Agreement shall be in full force and effect.

(l) The Depositary shall have delivered to the Company, at such Time of Delivery, certificates satisfactory to you evidencing the deposit with it of the Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the Company at such Time of Delivery, and the execution, countersignature (if applicable), issuance and deliver of ADRs evidencing such ADSs pursuant to the Deposit Agreement.

(m) The ADSs shall have been approved for listing on the NYSE, subject only to official notice of issuance. The H Shares shall have been approved in principle for listing on the HKSE.

(n) The listing agreement between the Company and the HKSE shall be in full force and effect.

(o) The Acquisition Agreement (in the form filed by the Company with the Commission) shall be in full force and effect; all consents, approvals, authorizations, orders, registrations and qualifications required in the PRC in connection with the Acquisition Transactions and the execution, delivery and performance of the Purchase Agreements have been made or obtained, other than the approval of the Company’s existing shareholders (excluding the Selling Shareholders) and the MII’s approval for the Company to extend its telecommunications business to the Target Provinces; and a notice convening an extraordinary general meeting of the Company on [•], 2004 to obtain shareholders’ approval of the Acquisition Transactions has been duly sent to all registered holders of H Shares.

(p) The Underwriters shall have received such other documents and certificates from each of the Company and the Selling Shareholders as are reasonably requested by you or your counsel.

(q) Each of the Company and CTC shall have executed and delivered to the Global Coordinators a “Lock-Up” Letter in the form of Exhibit B hereto or otherwise satisfactory to the Global Coordinators and such Lock-Up Letter shall be in full force and effect.

(r) Each of the Selling Shareholders (other than CTC) shall have executed and delivered to the Global Coordinators a “Lock-Up” Letter in the form of Exhibit C hereto or otherwise satisfactory to the Global Coordinators and such Lock-Up Letter shall be in full force and effect.

(s) The Company shall have complied with the provisions of Section 7(a) hereof with respect to the furnishing of prospectuses on the business day in New York next succeeding the date of this Agreement.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required herein, or if any of the certificates, opinions, written statements or letters furnished to the U.S. Representatives and the International Representatives pursuant to this Section 6 shall not be in all respects satisfactory in form and substance to the Global Coordinators and their U.S. counsel, all obligations of the Underwriters hereunder may be cancelled by the Global Coordinators. Notice of such cancellation shall be given to the Company and the Selling Shareholders in writing, or by telephone, telex or telegraph, confirmed in writing.

The several obligations of the U.S. Underwriters and International Underwriters to purchase Additional ADSs hereunder are subject to the delivery to the Global Coordinators on the Second Time of Delivery of such documents as they may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional ADSs and other matters related to the issuance of the Additional ADSs.

7. Covenants of the Company and CTC. In further consideration of the agreements of the Underwriters herein contained, each of the Company and CTC covenants with each Underwriter as follows:

(a) The Company will furnish to the Global Coordinators, without charge, 20 signed copies of the Registration Statement (including exhibits thereto) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to you, without charge, in New York City prior to 1:00 p.m. New York City Time, and in Hong Kong prior to 5:00 p.m. Hong Kong time, on the business day next succeeding the date of this Agreement and during the period mentioned in Sections 7(b) and 7(d) below, as many copies of the Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b) Before amending or supplementing the Registration Statement or the Prospectus, the Company will furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

(c) If a Rule 462 Registration Statement is required to be filed with respect to the Additional ADSs and the underlying Shares represented by the Additional ADSs, the Company will furnish to you a copy of such Rule 462 Registration Statement as promptly as possible after the filing thereof.

(d) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters, the Prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense to the Underwriters and to the dealers (whose name and addresses you will furnish to the Company) to which ADSs or Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with law.

(e) The Company will advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus, of the suspension of the qualification of the Shares or the ADSs for offering and sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of the Prospectus or suspending any such qualification, promptly use its best efforts to obtain the withdrawal of such order.

(f) The Company will endeavor to qualify the Shares or ADSs (including Shares underlying ADSs) for offer and sale under the foreign or state securities or Blue Sky laws of such jurisdictions as you shall reasonably request and to pay all expenses (including reasonable fees and disbursements of counsel) in connection with such qualification and in connection with any review of the offering of the ADSs or the Shares by the National Association of Securities Dealers, Inc. (the “NASD”).

(g) The Company will make generally available to the Company’s security holders and to you as soon as practicable (i) an earning statement covering the twelve-month period ending [June 30, 2005] that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder and (ii) audited consolidated financial statements of the Company for the year ended December 31, 2004, in each case prepared under IFRS (with a reconciliation to U.S. GAAP) on a basis consistent with the consolidated financial statements included in the Prospectus.

(h) The Company will deposit the Shares with the Depositary or otherwise deliver them as provided under Section 5 hereof and comply with all other terms of the Deposit Agreement so that ADRs evidencing ADSs will be executed, issued and, if applicable, countersigned by the Depositary and delivered to the several Underwriters on the Closing Date or the Second Time of Delivery, as the case may be.

(i) The Company will apply the net proceeds from the sale of the ADSs and the Shares pursuant to the Global Offering as set forth under the caption “Use of Proceeds” in the Prospectus.

(j) The Company will announce in a press release (delivered to The Wall Street Journal/Dow Jones News Service or other news service acceptable to the Global Coordinators) any information so required to be publicly published by the HKSE or other requirements.

(k) For so long as the Shares or the ADSs are outstanding, the Company agrees to file with, or deliver to, the HKSE, the SFC, the NYSE, the CSRC, the Commission, and any other governmental agency, authority or instrumentality in Hong Kong, the PRC, and the United States, such relevant reports, documents, agreements and other information which may from time to time be required by applicable law or regulation to be so filed or delivered because the Shares or the ADSs are outstanding.

(l) The Company agrees to indemnify and hold the Underwrites harmless against any documentary, stamp or similar issuance or transfer taxes, duties or fees, including any interest and penalties, payable in Hong Kong or the PRC which are or may be required to be paid in or in connection with the creation, allotment, issuance, offer and distribution of the Shares or the ADSs and the execution and delivery of this Agreement and the Deposit Agreement.

(m) [Whether or not the transactions contemplated in this Agreement are consummated or this Agreement, the Company will pay or cause to be paid (on behalf of the Company and the Selling Shareholders in proportion to the number of shares sold in the Global Offering) all costs, fees and expenses incident to the performance by the Company and the Selling Shareholders of their obligations under this Agreement, including, but not limited to: (i) the preparation, issuance and delivery of stock certificates representing the Shares, including printing and engraving fees, (ii) the fees, disbursements and expenses of the counsel for the Company and the Selling Shareholders and the Company’s accountants, appraisers and valuers in connection with the transactions contemplated hereby and all other fees, costs or expenses arising in connection with the preparation and filing of the Registration Statement, any preliminary prospectus and the Prospectus (including the supplemental listing application fee, if any, for the HKSE), and amendments and supplements to any of the foregoing, including all printing, graphic and document production, and translation costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in quantities hereinabove specified, provided that the foregoing shall not include the out-of-pocket expenses incurred by the Underwriters, including the fees, disbursements and expenses of their counsel, in connection therewith; (iii) the fees, disbursements and expenses of the Company’s public relations firm, (iv) all costs and expenses related to the issue, transfer and delivery (as the case may be) of the Shares and the ADSs, including any stock transfer or other taxes and any brokerage payable thereon, (v) the cost of printing or producing any United States or foreign Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares or ADSs under foreign or state securities laws (including, but not limited to, the expenses relating to preparing and printing the Canadian “wrapper” in connection with the offer and sale of the Shares or ADSs in Canada) and all expenses in connection with the qualification of the Shares or ADSs for offer and sale under foreign or state securities laws as provided in Section 7(e) hereof, including filing fees, but excluding the fees, disbursements and expenses of counsel to the Underwriters in connection therewith, except for the reasonable fees and disbursements of Shearman & Sterling LLP, U.S. counsel for the Underwriters, in connection with preparation of the Blue Sky or Legal Investment memorandum, if any (vi) all fees and expenses of the Depositary that the Company has agreed to pay pursuant to the Deposit Agreement and the costs and charges of the Custodian and any transfer agent or registrar, (vii) all roadshow expenses incurred in connection with the Global Offering, including, without limitation, expenses associated with the production of roadshow slides and graphics, fees and expenses of any consultants engaged in connection with the roadshow presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the roadshow, provided that the foregoing shall not include the lodging, meals and travel expenses (including any allocable portions thereof on a per-head basis) of representatives of the Underwriters on the roadshow, (viii) all filing fees and the reasonable disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Shares or ADSs by the NASD, (ix) all listing fees and other direct costs of listing the ADSs on the NYSE and the Shares on the HKSE, and (x) all other costs and expenses incident to the performance by the Company and the Selling Shareholders of their respective obligations hereunder for which provision is not otherwise made in this Section 7(m), including all costs and expenses incurred in connection with or otherwise relating to the Acquisition Transactions, provided that the foregoing shall not include any out-of-pocket expenses incurred by the Underwriters, including the fees, disbursements and expenses of their counsel, in connection with their performance of their obligations hereunder.]

(n) The Company will not use, and will cause each Subsidiary and the businesses now run by the Company and each Subsidiary not to use, the proceeds from the sale of any Shares or ADSs, directly or indirectly, for any purpose or activity that would cause the Underwriters or any purchaser of the Shares or ADSs in the Global Offering, by virtue of their purchasing or holding any Shares or ADSs, to be in violation of the Trading With the Enemy Act, as amended, the International Emergency Economic Powers Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, or in connection with business, operations or contracts with the Governments or with any person or entity of the Balkans, Burma (Myanmar), Cuba, Iraq, Iran, Libya, Liberia, North Korea, Sudan, Zimbabwe or any person or entity that is subject to sanctions under any program administered by the Office of Foreign Assets Control of the United States Treasury Department.

(o) The Company will furnish to the Company’s shareholders as soon as practicable after the end of each fiscal year an annual report in English (including a balance sheet and statements of income, owner’s equity and cash flows of the Company and its consolidated subsidiaries) certified by independent public accountants and prepared in conformity with IFRS together with a reconciliation to U.S. GAAP of net income, owner’s equity and, as necessary, other selected balance sheet and income statement items and, as soon as practicable after the end of the second quarter of each fiscal year statements of income prepared in conformity with the IFRS, together with a reconciliation to U.S. GAAP of certain items contained in such statements.

(p) The Company will, during a period of two years from the effective date of the Registration Statement, furnish to you copies of all reports or other communications (financial or other) furnished to shareholders, and to deliver to the Global Coordinators as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any securities exchange on which any class of securities of the Company is listed (such financial statements to be on a consolidated basis to the extent the accounts of the Company and the Subsidiaries are consolidated in reports furnished by the Company to its shareholders generally or to the Commission).

(q) Otherwise than as disclosed in the Prospectus, the Company will not (and will cause the Subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result, under the Exchange Act or the provision of the Securities and Futures Ordinance of Hong Kong, in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Shares or the ADSs.

(r) The Company will use its best efforts to maintain the listings of the ADSs on the NYSE and the H Shares on the HKSE.

(s) The Company will file with the Commission such information on Form 20-F as may be required by Rule 463 under the Securities Act.

(t) Each of the Company and CTC hereby agrees that it shall execute and deliver to the Global Coordinators a “Lock-Up” Letter in the form of Exhibit B hereto or otherwise satisfactory to the Global Coordinators.

(u) The Company agrees to indemnify and hold harmless the Underwriters from and against (i) any and all actions, claims (whether or not any such claim involves or results in any actions, or proceedings), demands, investigations and proceedings from time to time made or brought or threatened to be made or brought against any of them, and (ii) all cost, fees, expenses, liabilities (including without limitation, any legal or other expenses incurred by any of them in connection with defending or investigating any such action or claim), losses and damages of any nature whatsoever suffered or incurred by any of them, directly or indirectly, as a result of, arising out of or in connection with the deposit of securities of the Company to be sold by the Selling Shareholders into Central Clearing and Settlement System established and operated by HKSCC (“CCASS”) by any of the Underwriters (or procured to be deposited into CCASS by any of them) for the purpose of and/or the consummation of the transactions contemplated herein.

(v) The Company agrees to pay the MOF, on behalf of the Selling Shareholders, the proceeds from the sale of Shares or ADSs by the Selling Shareholders pursuant to the Regulation on Interim Measures on the Sale of State Shares for Social Security Funds.

(w) The Company will comply in all material respects with all applicable obligations and duties imposed on it by the Sarbanes-Oxley Act and will timely make all required disclosures and filings required thereby with the Commission.

8. Covenants of the Selling Shareholders. In further consideration of the agreements of the Underwriters herein contained, each of the Selling Shareholders covenants with each Underwriter as follows:

(a) Otherwise than as disclosed in the Prospectus, such Selling Shareholder will not (and will cause its subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result, under the Exchange Act or the provision of the Securities and Futures Ordinance of Hong Kong, in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Shares or the ADSs.

(b) In order to document the Underwriters’ compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, such Selling Shareholder will deliver to the Global Coordinators prior to or at the First Time of Delivery (as defined below) a properly completed and executed United States Treasury W-8 BEN (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

9. Indemnity and Contribution. (a) (i) The Company and the Selling Shareholders, jointly and severally, agree to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within meaning of Rule 405 under the Securities Act selling underwritten ADSs or Shares on behalf of an Underwriter (a “Selling Affiliate”), from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any Underwriter, any such controlling person or any such Selling Affiliate in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the ADS Registration Statement or any amendment thereof, any preliminary prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein; provided, however, with respect to the indemnity agreement in this clause 9(a)(i), the liability of each Selling Shareholder, other than CTC, is limited to the extent that such untrue statement or alleged untrue statement or such omission or alleged omission was made in reliance upon and in conformity with information furnished to the Company by it expressly for use in the Registration Statement, ADS Registration Statement, any preliminary prospectus, the Prospectus or any amendments or supplements thereto.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the Selling Shareholders, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or [CTC] within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the foregoing indemnity from the Company and [CTC to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, ADS Registration Statement, any preliminary prospectus, the Prospectus or any amendments or supplements thereto.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 9(a) and 9(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are Selling Affiliates, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel)

for all Selling Shareholders and all persons, if any, who control any Selling Shareholder within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Global Coordinator. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for the Selling Shareholders and such control persons of the Selling Shareholders, such firm shall be designated in writing by the persons named as attorney-in-fact for the Selling Shareholders. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this Section 9(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) To the extent the indemnification provided for in Section 9(a) or (b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such Section 9(a) or (b), in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other hand from the offering of the ADSs (or Shares, in the event of an election by the Underwriters to receive Shares in lieu of ADSs) or (ii) if the allocation provided by clause 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 9(d)(i) above but also the relative fault of the Company and the Selling Shareholders on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other hand in connection with the offering of the ADSs (or Shares, in the event of an election by the Underwriters to receive Shares in lieu of ADSs) shall be deemed to be in the same respective proportions as the net proceeds from the offering of the ADSs (or Shares, in the event of an election by the Underwriters to receive Shares in lieu of ADSs) (before deducting expenses) received by the Company and the Selling Shareholders and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the ADSs (or Shares, in the event of an election by the Underwriters to receive Shares in lieu of ADSs). The relative fault of the Company and the Selling Shareholders on the one hand and of the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholders on the one hand or by the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the respective number of ADSs (or Shares, in the event of an election by the Underwriters to receive Shares in lieu of ADSs) they have purchased hereunder, and not joint.

(e) The Company, the Selling Shareholders and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 9(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the ADSs (or Shares, in the event of an election by the Underwriters to receive Shares in lieu of ADSs) underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies, which may otherwise be available to any indemnified party at law or in equity.

(f) The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company and the Selling Shareholders contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, any Selling Shareholder or any person controlling any Selling Shareholder, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the ADSs (or Shares, in the event of an election by the Underwriters to receive Shares in lieu of ADSs).

10. Termination. This Agreement shall be subject to termination by notice given by the Global Coordinators to the Company and the Selling Shareholders, if (a) after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by, as the case may be, any of the NYSE, the Nasdaq National Market, the HKSE or the Tokyo Stock Exchange, (ii) trading of any securities of the Company or any Subsidiary shall have been suspended or materially limited on any such exchange or over-the-counter market, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices have been required by any such exchange or by any such system or by order of the Commission, the NASD or any other government authority, (iii) a material disruption in commercial banking or securities settlement, payment or clearance services in the United States, Hong Kong, Japan or the European Union shall have occurred, (iv) a change or development involving a prospective change in the existing financial, political, economic or regulatory conditions in the PRC, Hong Kong, Japan or United States (including the imposition of, or a material change in, exchange controls, currency exchange rates or taxation, including any transfer taxes, duties or withholding taxes affecting the ADSs or the Shares, or foreign investment regulations) shall have occurred, (v) any new restriction materially adversely affecting the ability of the Underwriters to distribute the ADSs or the Shares, as the case may be, shall have become effective, (vi) a general moratorium on commercial banking activities shall have been declared by either Federal or New York State authorities, in Hong Kong by the Hong Kong authorities, in the PRC by the PRC authorities or in Japan by the Japanese authorities or (vii) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the judgment of the Global Coordinators, is material and adverse and (b) in the case of any of the events specified in clause 10(a) above, such event, singly or together with any other such event, makes it, in the judgment of the Global Coordinators, impracticable or inadvisable to proceed with the offer, sale or delivery, or to enforce contracts for sale, of the ADSs or the Shares, as the case may be, on the terms and in the manner contemplated in the Prospectus.

11. Effectiveness; Defaulting Underwriters. (a) This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

(b) If, on the Closing Date or at the Second Time of Delivery any one or more of the Underwriters shall fail or refuse to purchase ADSs that it has or they have agreed to purchase hereunder on such date, and the aggregate number of ADSs which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the ADSs to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm ADSs set forth opposite their respective names in Schedule II or Schedule III hereto bears to the aggregate number of Firm ADSs set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the ADSs which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of ADSs that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 11 by an amount in excess of one-ninth of such number of ADSs without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm ADSs and the aggregate number of Firm ADSs with respect to which such default occurs is more than one-tenth of the aggregate number of Firm ADSs to be purchased, and arrangements satisfactory to you and the Company for the purchase of such Firm ADSs are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either the Global Coordinators or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and in the Prospectus or in any other documents or arrangements may be effected. If, on the Second Time of Delivery, any Underwriter or Underwriters shall fail or refuse to purchase Additional ADSs and the aggregate number of Additional ADSs with respect to which such default occurs is more than one-tenth of the aggregate number of Additional ADSs to be purchased, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase Additional ADSs or (ii) purchase not less than the number of Additional ADSs that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this Section 11(b) shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

(c) If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company or the Selling Shareholders to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company or the Selling Shareholders shall be unable to perform its obligations under this Agreement, the Company and the Selling Shareholders will reimburse the Underwriters or such Underwriters as having so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

12. Submission to Jurisdiction. (a) Each of the Company, the Selling Shareholders and you irrevocably agree that any legal suit, action or proceeding brought by any Underwriter or by any Selling Affiliate or by any person who controls any Underwriter arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any New York Court, and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, and irrevocably submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding. Each of the Company and the Selling Shareholders agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law in accordance with applicable law.

(b) Each of the Company and the Selling Shareholders has irrevocably appointed CT Corporation System (the “Process Agent”), 111 Eighth Avenue, New York, New York 10011, as its authorized agent to receive on its behalf service of copies of the summons and complaints and any other process which may be served by any Underwriter in any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought in such federal or state court sitting in the Borough of Manhattan, The City of New York. Such appointment shall be irrevocable. Such service may be made by delivering a copy of such process to each of the Company and the Selling Shareholders in care of the Process Agent at the address specified above for the Process Agent and obtaining a receipt therefor, and each of the Company and the Selling Shareholders hereby irrevocably authorizes and directs such Process Agent to accept such service on its behalf. Each of the Company and the Selling Shareholders represents and warrants that the Process Agent has agreed to act as said agent for service of process, and agrees that service of process in such manner upon the Process Agent shall be deemed in every respect effective service of process upon the Company and the Selling Shareholders in any such suit, action or proceeding.

(c) Each of the Company and the Selling Shareholders, in respect of itself and its properties and revenues (and, to the extent it may lawfully do so, in respect of the Subsidiaries and their properties and revenues), expressly and irrevocably waives, any right of immunity of jurisdiction to which it or they may otherwise be entitled or become entitled, on the grounds of sovereignty or otherwise (including any immunity from the jurisdiction of any court or from service of process or from attachment prior to judgment or in aid of execution or otherwise) or claim thereto which may now or hereafter exist, and agrees not to assert any such right or claim in any legal action, suit or proceeding arising out of or based on this Agreement or the transactions contemplated hereby which is instituted in any New York Court or any other competent court in the United States, Hong Kong or the PRC.

13. Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures [•] and [•] could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligations of the Company and the Selling Shareholders in respect of any sum due from it to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following actual receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company and the Selling Shareholders agree, jointly and severally, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company or the Selling Shareholders, as the case may be, an amount equal to the excess of the Untied States dollars so purchased (based on amounts actually received) over the sum originally due to such Underwriter hereunder.

14. Notices. (a) In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you jointly or by the Global Coordinators on behalf of you as the representatives of the several Underwriter.

(b) All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be sufficient in all respects if delivered or sent by registered mail, or by telex or facsimile transmission promptly confirmed by a writing delivered or sent by registered mail, to the Global Coordinators, in care of [•]; if to the Company shall be sufficient in all respects if delivered or sent by registered mail, or by telex or facsimile transmission promptly confirmed by a writing delivered or sent by registered mail, to the Company at China Telecom Corporation Limited, 31 Jin Rong Avenue, Beijing, China 100032, Attention: Mr. Zhang Jianbin (Facsimile No. (8610) 6641 5280); if to the Selling Shareholders shall be sufficient in all respects if delivered or sent by registered mail, or by telex or facsimile transmission promptly confirmed by a writing delivered or sent by registered mail, to c/o China Telecom Corporation Limited, 31 Jin Rong Avenue, Beijing, China 100032, Attention: Mr. Zhang Jianbin (Facsimile

No. (8610) 6641 5280); provided, however, that any notice to any Underwriter pursuant to Section 9(c) hereof shall be delivered or sent by mail, telex, or facsimile transmission to such Underwriter at its address, which address will be supplied to the Company by the Global Coordinators on request.

15. Successors. This Agreement shall be binding upon, and inure solely to the benefit of, the several Underwriters, and the Company and the Selling Shareholders and, to the extent provided to Section 9 hereof, any Selling Affiliate, the officers and directors of the Company, the Selling Shareholders and each person who controls the Company, the Selling Shareholders or any Underwriter and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the ADSs or Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

16. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

17. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

18. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

[END OF PAGE]

Very truly yours,

CHINA TELECOM CORPORATION LIMITED

By:
Name:
Title:

CHINA TELECOMMUNICATIONS CORPORATION

By:
Name:
Title:

GUANGDONG RISING ASSETS MANAGEMENT CO., LTD.

By:
Name:
Title:

JIANGSU GUOXIN INVESTMENT GROUP CO., LTD.

By:
Name:
Title:

ZHEJIANG FINANCIAL DEVELOPMENT COMPANY

By:
Name:
Title:

Accepted as of the date hereof:

[SIGNATURE PAGES FOR THE U.S. REPRESENTATIVES, THE INTERNATIONAL

REPRESENTATIVES AND THE JOINT GLOBAL COORDINATORS TO FOLLOW]

SCHEDULE I

SELLING SHAREHOLDERS

Selling Shareholders	Number of Firm ADSs To Be Sold		Maximum Number of Additional ADSs To Be Sold
China Telecommunications Corporation	[	•]	[	•]
Guangdong Rising Assets Management Co., Ltd.	[	•]	[	•]
Jiangsu Guoxin Investment Group Co., Ltd.	[	•]	[	•]
Zhejiang Financial Development Company	[	•]	[	•]

Total	[	•]	[	•]

SCHEDULE II

U.S. UNDERWRITERS

Underwriters	Number of Firm ADSs To Be Purchased
[U.S. Underwriters]	[•]

Total U.S. Firm ADSs:	[•]

SCHEDULE III

INTERNATIONAL UNDERWRITERS

Underwriters	Number of Firm ADSs To Be Purchased
[International Underwriters]	[	•]

Total International Firm ADSs:	[	•]

SCHEDULE IV

EXISTING SUBSIDIARIES OF THE COMPANY

Name of Existing Subsidiary	Company Percentage Ownership (%)
Guangdong Telecom Company Limited	100%
Shanghai Telecom Company Limited	100%
Jiangsu Telecom Company Limited	100%
Zhejiang Telecom Company Limited	100%
Anhui Telecom Company Limited	100%
Fujian Telecom Company Limited	100%
Jiangxi Telecom Company Limited	100%
Guangxi Zhuang Telecom Company Limited	100%
Chongqing Telecom Company Limited	100%
Sichuan Telecom Company Limited	100%

SCHEDULE V

THE TARGET COMPANIES

Name of Target Company	Proposed Company Percentage Ownership (%)
Hubei Telecom Company Limited	100%
Hunan Telecom Company Limited	100%
Hainan Telecom Company Limited	100%
Guizhou Telecom Company Limited	100%
Yunnan Telecom Company Limited	100%
Shaanxi Telecom Company Limited	100%
Gansu Telecom Company Limited	100%
Qinghai Telecom Company Limited	100%
Ningxia Hui Telecom Company Limited	100%
Xinjiang Uygur Telecom Company Limited	100%

EXHIBIT A

FORM OF COMFORT LETTER

A-1

EXHIBIT B

FORM OF LOCK-UP LETTER FROM THE COMPANY AND CTC

[•], 2004

[Names of U.S. Representatives]

[Addresses]

As U.S. Representatives of the Several U.S. Underwriters

[Names of International Representatives]

[Addresses]

As International Representatives of the Several International Underwriters

[Names of Global Coordinators]

[Addresses]

As Global Coordinators

Dear Sirs and Mesdames:

The undersigned understands that [•] and [•] propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with China Telecom Corporation Limited (the “Company”), China Telecommunications Corporation (“CTC”) and certain other shareholders of the Company, providing for the offering (the “Offering”) by the several Underwriters (the “Underwriters”), including [•] and [•], of an aggregate of [•] American Depositary Shares (“ADSs”), representing [•] H Shares, par value RMB1.00 per share (each, an “H Share”) of the Company. Each ADS represents 100 H Shares. Each of the undersigned understands that [•] and [•] shall act as the joint global coordinators (the “Global Coordinators”) for the Offering.

To induce the Underwriters that may participate in the Offering to continue their efforts in connection with the Offering, the undersigned hereby agrees that, without the prior written consent of the Global Coordinators on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs, H Shares, directly or in the form of ADSs, or any shares of the Company or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, the ADSs, H Shares or shares of the Company, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs, H Shares or shares of the Company, whether any such transaction described in clause (1) or clause (2) above is to be settled by delivery of ADSs, H Shares or shares of the Company or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the sale of any ADSs or H Shares to the Underwriters pursuant to the Underwriting Agreement, (b) the issuance by the Company of ADSs or H Shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of the Prospectus of which the Underwriters have been advised in writing, or (c) transactions by any person other than the Company relating to the H Shares (including H Shares represented by ADSs) or other securities of the Company acquired in open market transactions after the completion of the Offering. In addition, the undersigned agrees that, without the prior written consent of the Global Coordinators on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares (including H Shares) of capital stock of the Company or any security convertible into or exercisable or exchangeable for shares (including H Shares) of capital stock of the Company. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the shares (including H Shares) of common stock of the Company except in compliance with the foregoing restrictions.

B-1

The undersigned understands that the Company, the Global Coordinators and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors and assigns.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

The undersigned hereby acknowledges, accepts and agrees to the provisions set forth in Section 12 of the Underwriting Agreement, which Section 12 is incorporated herein by reference as if set forth in full herein.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

By:
Name:
Title:

B-2

EXHIBIT C

FORM OF LOCK-UP LETTER FROM EACH SELLING SHAREHOLDER OTHER THAN CTC

[•], 2004

[Names of U.S. Representatives]

[Addresses]

As U.S. Representatives of the Several U.S. Underwriters

[Names of International Representatives]

[Addresses]

As International Representatives of the Several International Underwriters

[Names of Global Coordinators]

[Addresses]

As Global Coordinators

Dear Sirs and Mesdames:

The undersigned understands that [•] and [•] propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with China Telecom Corporation Limited (the “Company”), China Telecommunications Corporation (“CTC”) and the undersigned, providing for the offering (the “Offering”) by the several Underwriters (the “Underwriters”), including [•] and [•], of an aggregate of [•] American Depositary Shares (“ADSs”), representing [•] H Shares, par value RMB1.00 per share (each, an “H Share”) of the Company. Each ADS represents 100 H Shares. Each of the undersigned understands that [•] and [•] shall act as the joint global coordinators (the “Global Coordinators”) for the Offering.

To induce the Underwriters that may participate in the Offering to continue their efforts in connection with the Offering, each of the undersigned hereby agrees that:

(1) it will not sell or otherwise transfer any of its shares of the Company during the period until and including the date [12 months] after the date of the Prospectus (the “12-Month Lock-Up Period”);

(2) [it will not, for each six-month period during the two years after the expiration of the 12-Month Lock-up Period, sell its shares of the Company in such amounts that in aggregate will exceed 20% of the shares of the Company held by it at the date of the Prospectus]; and

(3) it will notify the Company in writing 60 days prior to the sale of the shares of the Company.

Each of the undersigned understands that the Company, the Global Coordinators and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. Each of the undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors and assigns.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Each of the undersigned hereby acknowledges, accepts and agrees to the provisions set forth in Section 12 of the Underwriting Agreement, which Section 12 is incorporated herein by reference as if set forth in full herein.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

[SELLING SHAREHOLDER]

By:
Name:
Title:

Exhibit 1.2

[English translation of Chinese original]

Supplemental Trademark License Agreement

between

China Telecommunications Corporation

and

China Telecom Corporation Limited

April 13, 2004

THIS SUPPLEMENTAL TRADEMARK LICENSE AGREEMENT was entered into on April 13,

2004, in Beijing, the People’s Republic of China (the “PRC”) between

China Telecommunications Corporation (“Party A”)

Address: 31 Jinrong Street, Xicheng District, Beijing

Legal Representative: Zhou Deqiang

and

China Telecom Corporation Limited (“Party B”)

Address: 31 Jinrong Street, Xicheng District, Beijing

Legal Representative: Zhou Deqiang.

WHEREAS:

(1) Party A is a state-owned enterprise established and legally existing under the PRC laws;

(2) Party B is a limited liability company established and legally existing under the PRC laws, and its overseas listed shares have been listed on the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and New York Stock Exchange;

(3) Party A, Party B’s controlling shareholder, wholly owns Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Targeted Companies”);

(4) Approved by the relevant Chinese government authorities, Party A intends to sell, and Party B intends to acquire, Party A’s 100% equity interests in the Targeted Companies;

(5) Party A and Party B entered into a Trademark License Agreement on September 10, 2002 (the “Original Agreement”) and a Supplemental Trademark License Agreement on October 26, 2003 (the “Supplemental Agreement”). Under these agreements, Party A gives the permission to Party B and its certain subsidiaries (“Party B’s Subsidiaries”, as defined by Article 2.3 and Section 2.3 of Annex II of the Original Agreement) to use Party A’s certain licensed trademarks (the “Licensed Trademarks”) and certain logos which were in the registration process (the “Pending Logos”) pursuant to the terms and conditions under the Original Agreement; and

(6) Both Parties agree to amend certain sections of the Original Agreement, and desire to clearly define the applicability of the Trademark License Agreement to each Targeted Company for the time when such Targeted Company becomes a wholly-owned subsidiary of Party B.

NOW, THEREFORE, after consultations, both Parties hereby agree with the following:

1. Both Parties agree that the list of the Licensed Trademarks set forth in Annex I to the Supplemental Agreement is superseded by the list of Licensed Trademarks set forth in Annex I hereto;

2. Both Parties agree that the list of the Pending Logos in Schedule I of Annex II to the Original Trademark License Agreement is superseded by the list of the Pending Logos in Schedule I hereof;

3. Both Parties agree to amend Article 3 of the Supplemental Agreement as follows:

“Both Parties agree to amend Article VII, “Effectiveness, Term and Termination”, of the Original Agreement from “This Agreement shall remain effective until December 31, 2004” to “This Agreement shall remain effective until December 31, 2006.” All other parts thereof remain unchanged.”

4. Starting from the date when each of the Targeted Companies becomes Party B’s wholly-owned subsidiary, each of the Targeted Companies and its wholly-owned and/or controlling subsidiaries (if any) and branches shall become Party B’s Subsidiary and shall have the right to use the Registered Trademarks and Pending Logos in accordance with the terms and conditions set forth in the Original Agreement, the Supplemental Agreement and the amendments herein (and other amendments that may be made from time to time by both Parties).

5. This Supplemental Agreement shall become effective upon the satisfaction of the following condition: Party B has completed the acquisition of each of the Targeted Companies.

6. The formation, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute solutions shall be governed by the PRC laws.

7. In the event of any dispute concerning the validity, interpretation or performance of this Supplemental Agreement, the Original Agreement and the Supplemental Agreement, both Parties shall first seek resolution through amicable negotiation. If no resolution can be reached within thirty (30) days after such dispute occurs, either Party shall have the right to bring the matter to a competent people’s court.

8. This Supplemental Agreement shall be executed with corporate seals by the legal representatives or authorized representatives of both Parties.

9. As an amendment to the Supplemental Agreement, This Supplemental Agreement is one component of the Original Agreement and the Supplemental Agreement.

10. This Supplemental Agreement has six original copies. Each Party shall keep three (3) of them. Each original shall have the same legal power.

11. After the execution of this Supplemental Agreement, Party A and/or Party B shall submit a copy hereof to the Trademark Office of the State Administration of Industry and Commerce and other relevant administration for industry and commerce for record and/or shall complete other reporting procedures.

China Telecommunications Corporation (Corporate Seal)

Legal Representative or his/her Authorized Representative:

China Telecom Corporation Limited (Corporate Seal)

Legal Representative or his/her Authorized Representative:

Annex I: List of the Licensed Trademarks

Schedule I: List of the Pending Logos

Exhibit 1.3

[English translation of Chinese original]

Supplemental Agreement

Regarding

Non-competition Agreement

Centralized Service Agreement

Interconnection Settlement Agreement

Provincial Optic Cable Line Leasing Agreement

between

China Telecommunications Corporation

and

China Telecom Corporation Limited

April 13, 2004

THIS SUPPLEMENTAL AGREEMENT was entered into on April 13, 2004 in Beijing, the People’s

Republic of China (the “PRC”) between:

China Telecommunications Corporation (Party A)

Address: 31 Jinrong Street, Xicheng District, Beijing

Legal Representative: Zhou Deqiang

and

China Telecom Corporation Limited (Party B)

Address: 31 Jinrong Street, Xicheng District, Beijing

Legal Representative: Zhou Deqiang.

WHEREAS:

(1) Party A is a state-owned enterprise established and legally existing under the PRC laws;

(2) Party B is a limited liability company established and legally existing under the PRC laws, and its overseas listed shares have been listed on the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and New York Stock Exchange;

(3) Party A, Party B’s controlling shareholder, wholly owns Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Targeted Companies”);

(4) Approved by the relevant Chinese government authorities, Party A intends to sell, and Party B intends to acquire, Party A’s 100% equity interests in the Targeted;

(5) Party A and Party B entered into a Non-competition Agreement, a Centralized Service Agreement, an Interconnection Settlement Agreement and a Provincial Optic Cable Line Leasing Agreement on September 10, 2002, and a Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement and Provincial Optic Cable Line Leasing Agreement on October 26, 2003 (collectively the “Original Agreements”). These Original Agreements are currently applicable to Party B and its existing subsidiaries; and

(6) Both Parties agree to amend certain sections of each Original Agreement, and desire to clearly define the applicability of the Original Agreements to each Targeted Company for the time when such Targeted Company becomes a wholly-owned subsidiary of Party B.

NOW, THEREFORE, after consultations, both Parties hereby agree with the following:

1. Both Parties agree to amend Section 4 of Article 2 in the Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement and Provincial Optic Cable Line Leasing Agreement as follows:

“In Article XVII, “Validity of this Agreement and Miscellaneous” of the Centralized Service Agreement, “This Agreement shall....... remain effective until December 31, 2004. This agreement shall be automatically extended for a period of three (3) years upon the expiration date of this Agreement, unless Party B gives three (3) months’ prior notice to terminate this Agreement to Party A “shall be amended as: “This Agreement shall remain effective until December 31, 2004. This Agreement can be extended for another year with no times limit unless Party B gives Party A written notice to terminate three (3) months before the expiration date. Any automatic extension of this Agreement is subject to Party B’s satisfaction of the disclosure and announcement requirement of Hong Kong Listing Rules. Any extension of this Agreement shall be dated as of or traced back to the date following the expiration date of the effective term of this Agreement or the previous extended term. “ Other parts thereof remain unchanged.”

2. Both Parties agree to amend Article 3 of the Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement and Provincial Optic Cable Line Leasing Agreement as follows:

“Both Parties agree to amend the Interconnection Settlement Agreement as follows:

In Section 15.1 of Article XV, “Validity of this Agreement and Miscellaneous”, “This Agreement shall remain effective until December 31, 2004. This agreement shall be automatically extended for a period of three (3) years upon the expiration date of this Agreement, unless Party B gives three (3) months’ prior notice to terminate this Agreement to Party A” will be amended as “This Agreement shall remain effective until December 31, 2006. This Agreement can be extended for three (3) years with no times limit unless Party B gives Party A written notice to terminate three (3) months before the expiration date. Any automatic extension of this Agreement is subject to Party B’s satisfaction of the disclosure, announcement and approval by the independent shareholders requirements of Hong Kong Listing Rules. Any extension of this Agreement shall be dated as of or traced back to the date following the expiration date of the effective term of this Agreement or the previous extended term. “Other parts thereof remain unchanged.”

3. Both Parties agree to amend Article 4 of the Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement and Provincial Optic Cable Line Leasing Agreement as follows:

“Both Parties agree to amend the Optic Fiber Cable Line Leasing Agreement as follows:

In Section 14.1 of Article 14, “Validity of this Agreement and Miscellaneous”, “This Agreement shall remain effective until December 31, 2004” will be amended as “This Agreement shall remain effective until December 31, 2006.” Other parts thereof remain unchanged.”

4. Both Parties agree and confirm that, starting for the date when each of the Targeted Companies becomes Party B’s wholly-owned subsidiary, the Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement and the Supplemental Agreement Regarding Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement and Provincial Optic Cable Line Leasing Agreement, together with the amendments to the Original Agreements set forth herein (and other amendments to the Original Agreements that may be made from time to time by both Parties), are applicable to each of the Targeted Companies.

5. This Supplemental Agreement shall become effective upon the satisfaction of the following conditions:

(1) Party B has obtained the relevant waiver from the Stock Exchange Hong Kong Limited for ongoing connected transactions pursuant to the Hong Kong Listing Rules (limited to Interconnection Settlement Agreement only),

(2) Party B’s independent shareholders have approved the relevant transactions pursuant to the Hong Kong Listing Rules (limited to Interconnection Agreement only); and

(3) Party B has completed the acquisition of each of the Targeted Companies.

6. The formation, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute solutions shall be governed by the PRC laws.

7. In the event of any dispute concerning the validity, interpretation or performance of this Supplemental Agreement, both Parties shall first seek resolution through amicable negotiation. If no resolution can be reached within thirty (30) days after such dispute occurs, either Party shall have the right to bring the matter to a competent people’s court.

8. This Supplemental Agreement shall be executed with corporate seals by the legal representatives or authorized representatives of both Parties.

9. This Supplemental Agreement has six (6) original copies. Each Party shall keep two of them. The other two originals shall be retained by Party B for the purposes of necessary registrations and filings. Each original shall have the same legal power.

China Telecommunications Corporation (Corporate Seal)

Legal Representative or his/her Authorized Representative:

China Telecom Corporation Limited (Corporate Seal)

Legal Representative or his/her Authorized Representative:

Exhibit 1.4

[English translation of Chinese original]

CHINA TELECOMMUNICATIONS CORPORATION

– and –

CHINA TELECOM CORPORATION LIMITED

Centralized Service Agreement

CENTRALIZED AGREEMENT

This Agreement is made between the following two parties (hereinafter referred to collectively as “Both Parties” or “Party A and Party B”) on 13 April 2004, in Beijing, the People’s Republic of China (the “PRC”) BETWEEN:

Party A: China Telecommunications Corporation

Address: 31 Finance Street, Xicheng District, Beijing, the PRC

Legal Representative: Zhou Deqiang

Party B: China Telecom Corporation Limited

Address: 31 Finance Street, Xicheng District, Beijing, the PRC

Legal Representative: Zhou Deqiang

(1) Party A is established and legally exists as a state-owned enterprise under the PRC law. Party A owns the entire rights and interests in a number of subsisting companies located in the areas covered by Party B’s telecommunication services. For the purpose of this Agreement, “subsisting companies” means the state-owned enterprises at provincial level, established by Party A under the PRC law and legally exist in the provinces (prefectures, cities) covered by the telecommunication services of Party B, such enterprises being no longer in operation of telecommunication services upon completion of the restructuring and fund injection exercises of China Telecom in the relevant provinces pursuant to its plan in preparation for listing. In this Agreement, the expression “subsisting companies” also includes, if the context requires, any subsidiaries, branches or other controlled units of the subsisting companies, such as their subsidiary industrial companies.

(2) Party B is a company limited by shares established and legally exists under the PRC law, the overseas listed foreign shares of which are listed on the Stock Exchange of Hong Kong Limited (“HKSE”) and the New York Stock Exchange. For the purpose of this Agreement, “Party B” also includes, as the context requires, any subsidiaries whose shares are held directly or indirectly by Party B, including wholly-owned subsidiaries, subsidiaries and branches of and other units controlled by such subsidiaries.

(3) Party A and holding subsidiaries, any companies in which it has invested in return for shares and directly or indirectly owns an interest of over 30% of the share capital and other units under its control (excluding subsisting companies and Party B), and subsisting companies located in the service area of Party B, respectively provide certain services and products (“Comprehensive Services” or “Services” ) (see Clause 2 hereof for the specific scope of services) to Party B (referring China Telecom Corporation Limited) and its holding subsidiaries (including the branches, subsidiaries and other controlled units of such holding subsidiaries) which are not located in provinces (prefectures and cities) in which the subsisting companies are located.

“Party A” also includes, as the context requires, the holding subsidiaries of China Telecommunications Corporation, any company in which China Telecommunications Corporation has invested in return for shares and directly or indirectly owns an interest of over 30% of its share capital, other units under its control and legally existing companies, but excluding Party B.

On the basis of equity and reasonableness and upon friendly negotiation, Both Parties have reached this Agreement on the following terms and conditions regarding matters relating to Party A’s provision of Comprehensive Services to Party B:

1. Basic Principles

1.1 Party A shall provide Party B with the Comprehensive Services under this Agreement. Party A shall be entitled to charge reasonable services fees pursuant to the provisions hereof, and Party B shall perform its corresponding obligations to make payments.

1.2 The conditions on which Party A provides the Comprehensive Services shall not be less favorable to the conditions under which Party A may provide identical or similar services to any third party.

1.3 If Party A fails to provide or provide in full the Comprehensive Services under this Agreement through no fault of its own, Party A shall give Party B a written notice in time and shall make its best endeavors to assist Party B to obtain the identical or similar services from other channels.

1.4 The provisions of the Comprehensive Services contemplated under this Agreement by Party A to Party B shall be in conformity with the purposes agreed between Party A and Party B and the relevant standards stipulated by the State.

1.5 If one party breach this Agreement and thereby cause any loss to the other party, the breaching party shall be liable to the other party for prompt and full compensation for breach of agreement.

1.6 When either party performs its obligation hereunder, the other party shall provide the performing party with reasonable and necessary assistance.

2. Basic Contents of Comprehensive Services

2.1 Comprehensive services include:

Supply of telecommunication equipment (such as optics); engineering design, construction and supervision of communication (network), software upgrading, software licensing, system integration and manufacturing of phone cards.

3. Pricing Principles

3.1 Unless stipulated otherwise herein, the standards for pricing and/or charging for the Comprehensive Services hereunder shall be formulated in accordance with the principles and order stipulated in this Clause: the prices of the Comprehensive Services shall first follow the prices fixed by the Government, or failing that, shall be determined in the light of any government guiding prices, or failing that, shall be determined in the light of the market prices, or failing that, shall be determined by Party A and Party B through bilateral consultation, provided that the prices determined through consultation shall be based on the formula of adding reasonable profits to reasonable costs, and that “reasonable costs” mean the costs determined by Both Parties through bilateral consultation.

For the purpose of this Clause, “the prices fixed by the Government” refer to the prices formulated by the competent government department in charge of pricing matters or other relevant departments pursuant to their pricing duties, responsibilities and scope of authority and in accordance with the provisions of the Pricing Law of the People’s Republic of China.

For the purpose of this Clause, “government guiding prices” refer to the basic prices and their floating ranges, which are formulated as a guide for operators by the competent government department in charge of pricing matters or other relevant departments pursuant to their pricing duties, responsibilities and scope of authority and in accordance with the provisions of the Pricing Law of the People’s Republic of China.

For the purpose of this Clause, “market prices” refer to the prices formulated independently by the operator under market competition. The market prices shall be determined in the following order: (1) the prices then charged by an independent third party for the same type of services in the course of normal transactions made in the place where the services is provided or in the neighboring area; or (2) the prices then charged by an independent third party for providing the same type of services in the course of normal transactions made in the territory of the PRC.

3.2 The specific amount of service fee hereunder shall be calculated in accordance with the relevant accounting principles of the PRC applicable from time to time (if applicable).

3.3 Both Parties shall on the 31st day of December of each year examine and review the standards of next fiscal year for pricing each of the services and facilities provided hereunder, and shall enter into a supplemental agreement if necessary.

3.4 Both parties are expected to enter into specific services agreements from time to time where necessary. Such services agreements shall prescribe the specific services required by Party B then and set out the binding principles, criteria and the provisions of the relevant terms and conditions.

4. Specific Provision of Services and Payment of Services Fee

4.1 Before the 31st day of December of the year, both Parties shall determine through negotiation the annual plan for the supply and demand of services for the following year.

4.2 Party A and Party B shall ensure that their respective subsidiaries, branches and other controlled units shall enter into specific services agreements in accordance with the provisions of the annual plan for the supply and demand of services determined by Both Parties and the provisions hereof.

4.3 Except for termination of this Agreement under the provisions hereof, in the course of implementing the annual plan for the supply and demand of services, Both Parties may adjust the annual plan by way of agreement where necessary, and shall procure their subsidiaries, branches and controlled units to adjust their specific services agreements accordingly. If Both Parties fail to reach an agreement on the adjustments to be made to the annual plan, Party A shall at the request of Party B provide the corresponding services to Party B.

4.4 Party B shall, in accordance with the pricing and charging standards provided by this Agreement, the Supplemental Agreement hereto and the specific services agreement, make prompt payment of the service fee payable for the corresponding services received by Party B from Party A or its appointed agent. The service fee shall be settled every half year.

4.5 If Party B fails to pay the relevant service fee as scheduled under this Agreement, the Supplemental Agreement hereto and the specific services agreement, Party B shall pay a penalty to Party A, to be calculated at the rate of 0.05% of the overdue amount for each day (calendar day, to be referred to as “day” in the following paragraphs) of default. If the default lasts for sixty (60) days or more, Party A may by notice in writing to Party B suspend the corresponding services. If Party B fails to pay the relevant fee after thirty (30) days upon receipt of such written notification, Party A may declare immediate termination of the corresponding services. Nevertheless, any suspension or termination of the services shall not affect any rights or obligations of either party which occur prior to the same.

5. Both Parties’ Rights and Obligations

5.1 Party B’s Rights and Obligations

5.1.1 Party B’s rights

(1) Party B shall have the right to receive the services provided by Party A in accordance with the provisions hereof, including the receipt of such services through its subsidiaries, branches or other units under its control;

(2) Regarding any affiliated transaction, the auditors of Party B shall have the right to inspect the accounting records of Party A and its affiliated persons.

5.1.2 Party B’s obligations

(1) Party B shall ensure and/or procure that its subsidiaries, branches and other controlled units enter into specific services agreement with Party A in accordance with this Agreement, the Supplemental Agreement hereto and the annual plan;

(2) Party B shall coordinate for matters relating to a specific services agreement at the request of the other party thereto;

(3) Party B shall pay the fee for the relevant services in accordance with the provisions of this Agreement and various specific services agreements;

(4) Party B shall indemnify Party A or the party to the specific service agreement for any loss caused to that party as a result of a breach of any terms of this Agreement and any specific services agreement.

5.2 Party A’s Rights and Obligations

5.2.1 Party A’s Rights

(1) Party A shall have the right to obtain the services fee stipulated herein pursuant to law.

(2) Party A shall have an option to provide similar services to a third party provided that a guarantee is given that the services prescribed hereunder shall be provided to Party B and that the provision of such services shall not be affected.

5.2.2 Party A’s Obligations

(1) Party A shall ensure and/or procure that its subsidiaries, branches and other controlled units enter into the relevant specific services agreement with Party B or its subsidiaries, branches and other controlled units in accordance with this Agreement, the Supplemental Agreement hereto (if any) and the annual plan;

(2) Party A shall provide and supervise its subsidiaries, branches and other controlled units to provide quality services in accordance with the provisions hereof;

(3) Party A shall coordinate for matters relating to a specific services agreement at the request of the other party thereto;

(4) Party A shall indemnify Party B or the party to the specific service agreement for any loss caused to that party as a result of breach of any terms of this Agreement and any specific services agreement;

(5) Regarding affiliated transaction, Party A shall undertake to provide Party B’s auditors with the accounting records of Party A and its affiliated persons.

5.3 Both Parties hereby confirm that Both Parties are obliged to take such further actions and measures as necessary to ensure that the principles and contents of this Agreement is in compliance with the provisions on affiliated transactions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, including the signing of the relevant agreements and documents.

6. Priority Right

6.1 Regarding the same service, Party B may give a priority right to Party A if the terms and conditions offered by Party A to Party B are no less favorable than those offered by an independent third party;

6.2 Party A undertakes to Party B that Party A will not provide any services to Party B on terms less favorable than those offered by Party A to an independent third party;

6.3 Party A shall have the right to provide the relevant services to a third party only if no prejudice is consequently caused to the provisions of service to Party B in pursuance of this Agreement;

6.4 If Party A fails to satisfy the requirement of Party B hereunder, or if the terms offered by an independent third party are more favorable to those offered by Party A, Party B may obtain such services from the independent third party.

7. Duration

7.1 This Agreement shall commence with retrospective effect from 1 January 2004 after signing by the legal representatives of Both Parties or their authorized representatives with the common chops of Both Parties affixed. This Agreement shall be valid until 31 December 2004. Unless one party gives a three (3) months’ prior written notice to the other party that this Agreement shall not be extended, this Agreement shall be extended automatically for a period of one (1) year upon expiry. The validity period for each extension shall be one (1) year and such extension can continue for an unlimited number of times. Any automatic extension to this Agreement is subject to Part B’s satisfaction to the disclosure and announcement requirement of Hong Kong Listing Rule. Any extension to this Agreement shall be dated as of or ascending to the date following the expiration date of the effective term of this Agreement or the previous extension of this agreement.

7.2 The effectiveness of this Supplemental Agreement shall be conditional on the following:

(1) Party B completes its acquisition of various target companies (the acquisitions refers to an acquisition by China Telecom Corporation Limited from China Telecommunications Corporation of the entire interests of the following companies: Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited, Xinjiang Telecom Company Limited.

8. Representations, Warranties and Undertakings

Each party hereto makes the following representations, warranties and undertakings to the other party:

(1) It is an independent legal person established and validly existing in accordance with the PRC law. It has full power and authority (including, but not limited to the power and authority to obtain approvals, consents or permissions from the relevant competent government departments) to execute and perform this Agreement.

(2) None of the terms of this Agreement contravenes documents of its article of association or Law and Regulations of the PRC.

(3) It shall make its best endeavors to take or procure the other parties to take such action as necessary, appropriate or advisable under Law and Regulations of the PRC and this Agreement, so as to complete and effect the matters mentioned in this Agreement.

9. Force Majeure

9.1 Should both or either of the parties to this Agreement be prevented by force majeure from performing its/their obligations under this Agreement, neither party shall be liable to the other party, provided that the prevented party/parties shall notify the other party of the circumstances in writing within fifteen (15) days of the event, together with evidence, and shall make its/their best endeavors to minimize the loss caused by the force majeure event. Both or either of the parties shall continue the performance of this Agreement within a reasonable time after amelioration of the effects of the event.

9.2 In this Agreement, force majeure means any objective circumstances which are unforeseeable, unavoidable and insuperable.

10. Confidentiality

10.1 Neither of the parties hereto shall without the written consent of the other party provide or disclose to any third party any data or information on the business of the other party, but such obligations of confidentiality shall not apply where the confidential information is otherwise requested by any legal or administrative department in charge or the relevant securities regulatory commission.

11. Assignment

11.1 Neither party shall assignment any of its rights or obligations under this Agreement without the written consent of the other party.

12. Non-waiver

12.1 Except as otherwise expressly provided by law, no failure on the part of any party to exercise, and no delay on its part in exercising, any right, power or privilege under this Agreement shall be deemed to be a waiver thereof, nor will any partial exercise of such right, power or privilege preclude any further exercise thereof by the party.

13. Notice

13.1 Any notice or other communications to be given under this Agreement (“Notices”) shall be in writing and in the Chinese language.

13.2 Notices to be given under this Agreement shall be made by personal delivery, a recognised courier or facsimile transmission. The date on which the notices are deemed to have been duly delivered shall be determined in the following manner:

(1) any notice sent by personal delivery shall be deemed to have been delivered on the date of delivery;

(2) any notice sent by courier shall be deemed to have been delivered two (2) days after dispatch (postmark date); and

(3) any notice sent by facsimile shall be deemed to have been duly given on the date of receipt of machine printed confirmatory answerback.

13.3 The address of each party hereto for the purpose of receiving notices are as follows:

China Telecommunications Corporation	China Telecom Corporation Limited
Attention: Mr. Zhang Jianbin	Attention: Mr. Pang Tie
Mail address: 31 Finance Street, Xicheng District, Beijing, the PRC	Mail address: 31 Finance Street, Xicheng District, Beijing, the PRC
Postcode: 100032	Postcode: 100032
Telephone: 5850 1482	Telephone: 5850 1501
Facsimile: 5850 1500	Facsimile: 6601 0728

14. Settlement of Dispute

14.1 Any dispute arising between Both Parties out of the effectiveness, interpretation or performance of this Agreement shall first be resolved through friendly negotiation. In case no settlement can be reached through consultation within thirty (30) days from the date upon which such dispute arose, either party may initiate proceedings in a competent people’s court in the place where the address of Party A is located.

15. Miscellaneous

15.1 Neither party shall alter or amend this Agreement without the written confirmation by Both Parties. Upon consultation and agreement, Both Parties may amend this Agreement or enter into a supplemental agreement hereto. No amendment or supplemental agreement hereto shall be effective unless it is signed and sealed with the common chop by the respective legal representatives of Both Parties or their respective authorized representatives.

15.2 This Agreement is divisible. In other words, if any provision of this Agreement is determined to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall not affect the validity or performance of any other provisions of this Agreement.

15.3 This Agreement shall only apply to the provision of any Comprehensive Services which constitutes an affiliated transaction under Law and Regulations of the PRC and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

15.4 This Agreement shall be construed and governed in accordance with the PRC law.

15.5 This Agreement shall be made in six (6) counterparts with each party holding three (3) counterparts. All counterparts shall have the same force.

EXECUTION PAGE

(No text on this page)

IN WITNESS whereof this Agreement has been entered into by the legal representatives of the following parties or their authorised representatives on the day and year and in the place first above written.

China Telecommunications Corporation

Leal representative or its authorised representative:

China Telecom Corporation Limited

Leal representative or its authorised representative:

Exhibit 1.5

[English translation of Chinese original]

CHINA TELECOMMUNICATIONS CORPORATION

and

CHINA TELECOM CORPORATION LIMITED

CONDITIONAL SALE AND PURCHASE AGREEMENT REGARDING THE

TOTAL EQUITY OF EACH OF HUBEI TELECOM, HUNAN TELECOM,

HAINAN TELECOM, GUIZHOU TELECOM, YUNNAN TELECOM, SHAANXI TELECOM,

GANSU TELECOM, QINGHAI TELECOM, NINGXIA TELECOM AND XINJIANG TELECOM

APRIL 13, 2004

THIS AGREEMENT was entered into in Beijing on April 13, 2004, between

(1) CHINA TELECOMMUNICATIONS CORPORATION, a company incorporated under the laws of the PRC, whose registered office is at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (the “Seller”); and

(2) CHINA TELECOM CORPORATION LIMITED, a company incorporated under the laws of the PRC, whose registered office is at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (the “Purchaser”).

WHEREAS:

(A) Each of Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Gansu Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom (each a “Target Company” and together with each Target Company’s subsidiaries, “the Target Group”) is a company incorporated under the laws of the PRC in March, 2004;

(B) The Seller is the sole legal and beneficial owner of the entire paid-up registered capital of each Target Company;

(C) Prior to the execution of this Agreement, by changing their business titles, the Seller restructured its wholly-owned China Telecom Hubei Telecom Company, China Telecom Hunan Telecom Company, China Telecom Hainan Telecom Company, China Telecom Guizhou Telecom Company, China Telecom Yunnan Telecom Company, China Telecom Shaanxi Telecom Company, China Telecom Gansu Telecom Company, China Telecom Qinghai Telecom Company, China Telecom Ningxia Telecom Company and China Telecom Xinjiang Telecom Company (“the Original Companies”), pursuant to which it set up each Target Company by cash, transferred to each Target Company under the Seller’s name each Original Company’s fixed line telecommunications operations and related assets, liabilities and rights evaluated and approved by the Administration of State-Owned Assets of the State Council, and had each Target Company manage and operate its original business (the “Restructuring”);

(D) The Seller has agreed to sell and the Purchaser has agreed to purchase all of the paid-up registered capital and the related rights and interests of each Target Company (the “Target Shares”); and

(E) The Seller has agreed to make certain representations, warranties and covenants regarding the Target Shares.

NOW THEREFORE, both Parties agree as follows:

1. DEFINITIONS

1.1 Unless the context requires otherwise, words and expressions used herein shall have the meanings set forth in Schedule 1 hereof.

1.2 All the schedules hereof comprise each schedule of this Agreement and are deemed as part of this Agreement.

2. PRECONDITIONS OF THE COMPLETION

2.1 The sale and purchase of the Target Shares shall be completed only after the following conditions are satisfied or waived in accordance with this Agreement:

(a) The Independent Shareholders adopted a resolution approving the transactions contemplated by this Agreement and the Connected Transactions;

(b) The approvals by the relevant Chinese government authorities have been obtained and the business registrations after the Restructuring have been made;

(c) The Shareholders have authorized the Company’s Board of Directors to issue new H shares up to 8,317,560,515 shares, which are composed of the following: (i) if the full amount is issued pursuant to the special approval, the issuable H shares are up to 7,561,418,650 shares, equal to 10% of the Company’s outstanding equity (the “New H Shares”), and (ii) pursuant to the Provisional Regulations Regarding Reducing State-Owned Shares to Raise Social Security Fund, up to 756,141,865 shares of the outstanding internal capital shares owned by the shareholders of the state-owned shares can be converted into the new H shares up to 756,141,865 shares (equal to 10% of the 7,561,418,650 of New H Shares to be issued and placed); and

(d) The financial conditions, business operations or outlooks of any Target Company have no material adverse changes.

Of the above preconditions, §2.1(a) and §2.1(c) are the Purchaser’s Preconditions, §2.1(d) is the Seller’s Precondition; and §2.1(b) is the Common Preconditions.

2.2 The Seller shall make all reasonable endeavors to ensure the Seller’s Precondition to be satisfied after the date of this Agreement. The Purchaser shall make all reasonable endeavors to ensure the Purchaser’s Preconditions to be satisfied as early as possible after the date of this Agreement (in any event no later than December 31, 2004). Both of the Seller and the Purchaser undertake to ensure the Common Preconditions to be satisfied as early as possible after the date of this Agreement (in any event no later than December 31, 2004).

2.3 The Purchaser may use its independent discretion to waive all or part of the precondition set forth in 2.1(d) by sending a written notice to the Seller.

2.4 If any of the Preconditions is not satisfied as reasonably accepted by the Purchaser (or waived pursuant to Clause 2.3) by the time set forth in Clause 2.2 or other date specified by both parties in writing, this Agreement (except for Clauses 10, 11 and 19) shall be automatically terminated, and no party hereto shall have any claim rights of any nature whatsoever against the other party hereto (except for any rights and liabilities accumulated before the termination or in connection with Clauses 10, 11 and 19).

3. UNDERTAKINGS BEFORE THE COMPLETION

3.1 The Seller shall perform the obligations set forth in 04.

4. SALE AND PURCHASE

4.1 Subject to and pursuant to this Agreement, the Seller shall sell and transfer, and the Purchaser shall purchase, the Target Shares. Such transaction shall become effective upon its completion (the “Completion”). The Target Shares shall be sold together with all the related rights upon the Completion, including all the rights to collect, issue, pay or make any distributions or dividends of the Target Shares upon or after the Completion.

The Seller covenants and warrants that upon the Completion it owns, and has the right to sell and transfer, all the legal and beneficial ownership of the Target Shares. Pursuant to this Agreement, the Seller shall sell the Target Shares free from all encumbrances and any other rights exercisable by any third parties or the Seller (including any of Seller’s liens waived hereunder by the Seller). Unless required otherwise elsewhere herein, all the ownership and risk connected the Target Shares shall be assigned to the Purchaser upon the Completion.

5. CONSIDERATION

5.1 The consideration for the Target Shares shall be the full payment by the Purchaser to the Seller. The Purchaser shall deliver the Initial Consideration and the Deferred Consideration by in accordance with Clauses 5.2 and 5.3 respectively.

5.2 Upon the Completion, the Purchaser shall pay in cash to the Seller the Initial Consideration of RMB ¥8.34 billion.

5.3 The Deferred Consideration shall be RMB ¥19.46 billion. As approved by the exchange control authorities, part or all the Deferred Consideration may be paid by an equivalent amount in a foreign currency agreed upon by both parties hereto. The exchange rate used pursuant to Clauses 5.2 and 5.3 shall be the exchange rate between RMB and such foreign currency announced at the noontime of the last business day before the execution date of this Agreement.

5.4 Subject to Clause 5.5, the Seller and the Purchaser agree that the Deferred Consideration or the unpaid portion of the Deferred Consideration including the accrued interest shall be paid in full before or on the tenth (10th) anniversary of the Completion, or on the next Business Day if such anniversary falls on a holiday.

5.5 The Purchaser may decide on its own to make early payment of all or part of the Deferred consideration at any time after the Completion. There shall be no penalty for any early payment.

5.6 For the purposes of Clause 5.6 and 5.7, the following words shall have the following meanings:

“Deferred Consideration Interest Rate” means, for the period of the first five years after the Completion, 5.184% annual rate (equal to the interest rate determined by the People’s Bank of China, as of the Completion Date, for the domestic commercial bank RMB loans of five years or longer, with a discount of 10%), and for each of the subsequent five-year periods, the annual rate equal to the interest rate as of the Interest Determination Date for the domestic commercial bank RMB loans of five year or longer, with a discount of 10%.

“Interest Determination Date” means the execution date of this Agreement or each five-year anniversary of the execution date of this Agreement.

5.7 The Purchaser shall pay interest to the Seller for the Deferred Consideration. The interest shall be accrued at the Deferred Consideration Interest Rate on the unpaid portion of the Deferred Consideration from the Completion until the whole amount of the Deferred Consideration is paid off, and shall be calculated on the basis of the actual number of days accumulated, with 360 days each year. The interest shall be paid once every 180 days from the date of the Completion (or the next business day if such interest payment date falls on a holiday). The last interest payment date shall be the time when the full amount of the Deferred Consideration is paid off.

5.8 In the event that any due payment hereunder fails to be delivered on the due date (the “Due Date”), the party in default shall pay Default Interest on the due amount (the Due Amount). The Default Interest shall be calculated on the daily basis from the next day after the Due Date to the date when the Due Amount is paid off (including such date). For the purpose to prevent any confusion, after the Due Date no other interest in respect of any Due Amount shall calculated by any other provision hereof. Default Interest shall not be payable under this Clause 5.8 on any interest accrued on the Due Amount on or before the Due Date. Default Interest under this Clause 5.8 shall be accrued daily at the rate of 0.03%, on the basis of 360 days a year.

5.9 While the Purchaser to the Seller the Deferred Consideration, the transfer of the Target Shares shall proceed immediately upon the Completion, and the Purchaser shall be entitled to all the rights connected to the Target Shares upon the Completion, free from any encumbrances (including any of Seller’s liens). The Seller hereby irrevocably waives all rights, liens or other securities interests it may legally have out of the Deferred Consideration or the Completion.

6. CLOSING

6.1 Once the Purchaser delivers a notice to the Seller indicating that all the Preconditions have been satisfied (or waived), the transaction closing shall take place at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (or any other location as the Seller and the Purchaser may agree upon) on either of the following dates:

(a) December 31, 2004, or

(b) any other date agreed upon by the Seller and the Purchaser,

6.2 Each party hereto shall complete, or have others complete, all of its own matters specified in Schedule 5 upon the Completion or at such other time after Completion as set forth in Schedule 5.

7. WARRANTIES, COVENANTS AND INDEMNITIES

7.1 The Seller represents and warrants to the Purchaser as of the execution date of this Agreement in the terms of the Warranties set forth in Schedule 3. Each Warranty specified in Schedule 3 shall be separate and independent. Unless expressly indicated otherwise, no Warranty shall be limited by reference to any other Warranty.

7.2 Any claim by the Purchaser in connection with the Warranties shall be in accordance with this Clause 7.

7.3 The Seller acknowledges and agrees that the execution of this Agreement by the Purchaser is based upon and relies upon the Warranties, as well as the warranties listed in Clauses 4.2 and 4.3, and the indemnity undertakings and other covenants herein made by the Seller.

7.4 The Seller agrees and warrants to the Purchaser that, unless in the event of any default, the Seller, along with each of the individuals and agents referred to in this Clause 7.4, has no claim rights, and hereby waives any claim rights and shall not make any claim, against any employee, director, agent, officer of any Target Company or any member of the Purchaser’s group or any employee they have relied upon before agreeing on any term herein or before entering into this Agreement, in respect of any information they provide or omit to provide for the Warranties or this Agreement.

7.5 The Seller warrant to the Purchaser (without limiting any other rights of the Purchaser in any way, including its rights to claim damages because of any breach of any Warranty or otherwise) that, in the event of any breach of any Warranty, it shall pay or procure payment in cash to the Purchaser as required an amount equal to the aggregate of:

(a) the amount which would be necessary for the relevant member of the Target Group to restore to the financial condition that should have existed if there were no breach of such Warranty, and

(b) all costs suffered or incurred by the Purchaser or its Affiliates (including, without limitation, any member of the Target Group), directly or indirectly resulted from the breach of such Warranty.

7.6 The Warranties shall be deemed to be repeated as they should be under the circumstances before the Completion, just as the execution date of this Agreement referred to in the Warranties shall be deemed as the date of the Completion referred to therein.

7.7 The Seller warrants to promptly notify the Purchaser in writing in the event that it or any other member of the Seller Group becomes aware of any circumstances arising after the execution date of this Agreement that may cause any Warranty (if the Warranties were repeated with reference to the facts and circumstances then existing) become generally untrue, inaccurate or misleading in any material respect related to the Target Group’s financial or operating conditions.

7.8 The Seller hereby agrees that, in the event that any actual or threatened disputes, claims or legal proceedings in connection with the Target Shares or the Target Group’s business or assets, which exist or threatens to happen or happen after the Completion but related to the Target Group’s activities before the Completion (the “Indemnifiable Disputes”), may result in any losses, liabilities, court decisions or expenses (including legal fees and expenses) incurred to the Seller (or the Target Companies), the Seller shall indemnify the Purchaser (or the Target Companies) and hold them harmless.

7.9 The Seller shall be entitled to, on behalf of the Purchaser, make any negotiations in connection with any Indemnifiable Disputes and make any settlements or compromises in connection with such Indemnified Disputes.

7.10 In the event that any legal proceedings may be brought against the Purchaser in connection with the Indemnifiable Disputes, the Seller shall be entitled, at its sole discretion, to appoint its own legal counsels to contest such legal proceedings.

7.11 If the Seller elects to appoint its legal counsels to contest such legal proceedings, the Purchaser may also appoint its own legal counsels, provided that the Seller shall bear the legal fees and expenses of its own legal counsels.

7.12 The Purchaser shall promptly notify the Seller in writing in the event of any claim or legal proceedings brought against the Purchaser which may be indemnified by the Seller pursuant to this Clause 7.

7.13 Notwithstanding this Clause 7, the Seller shall not be liable to any further claims if the Target Group has, prior to the Completion, made certain overall and adequate arrangements in its accounts for any disputes, claims or legal proceedings.

7.14 The Purchaser warrants to the Seller that:

(a) it is a corporation validly incorporated, legally existing and duly registered under the laws of its jurisdiction and has full power to conduct its business as of the execution date of this Agreement;

(b) it has obtained all necessary corporate authorizations and all necessary consents, licences, authorizations, waivers or exemptions (other than those in connection with the Preconditions) by the applicable government authorities, legal authorities, supervisory authorities and others in respect of its power to execute this Agreement and perform its obligations hereunder;

(c) After execution, this Agreement will constitute valid and binding obligations for the Purchaser;

(d) The Purchaser’s execution of this Agreement and performance hereunder shall not result in any violation or conflict against any parts of its By-laws, Articles of Association or Certificate of Incorporation that would adversely affect its ability to execute this Agreement or perform hereunder; and

(e) Subject to satisfaction of the Preconditions, the execution of this Agreement will not:

(i) result in the Purchaser’s violation or breach of any applicable laws or regulations in any relevant jurisdiction; nor

(ii) imply the Purchaser’s violation of any rules, regulations, orders, decrees or judgments of any court or any government authorities or regulatory authorities in any relevant jurisdiction,

and such breach, conflict or violation would adversely affect the Purchaser’s ability to execute this Agreement or perform hereunder.

8. PURCHASER’S RIGHTS TO TERMINATE

8.1 In the event at any time prior to the Completion that:

(a) any Material Adverse Change occurs;

(b) there is a material breach of any Warranties as given on the execution date of this Agreement;

(c) any Event occurs which, if the Warranties were repeated at any time before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the relevant date, would constitute a material breach of any of the Warranties; or

(d) there is any breach or non-fulfilment by the Seller of any of its material obligations hereunder,

then the Purchaser shall not have the obligation to complete the purchase of the Target Shares and may decide on its own, after sending a written notice to the Seller, to do any of the following before the Completion:

(i) to terminate this Agreement (except for any surviving sections herein), while no party hereto may make any claim based on this Agreement against the other party hereto (except for any rights or obligations accrued before the Termination or pursuant to Clauses 10, 11, or 19 herein); or

(ii) to select another time to resume to perform hereunder when the Seller is prepared and willing, and to set a later time for the Seller to complete its unfinished obligations hereunder; or

(iii) to elect to postpone the completion of the performance hereunder, but the extended period shall be no longer than 90 business days and shall be indicated in the written notice by the Purchaser to the Seller; under such circumstances, in the event that the Seller does not, or is not able to, perform any material obligations hereunder before the extended period expires, this Clause 6.3 shall still be applicable after certain details thereof are amended.

8.2 The Seller warrants to indemnify the Purchaser in cash for all the expenses incurred to the Purchaser resulting from any default in the Seller’s performance hereunder.

8.3 The Seller warrants to promptly notify the Purchaser in writing of any breaches, matters, events, conditions, circumstances, facts or omissions which any member of the Seller Group is aware of and which may result in exercising the termination right under Clause 8.1 herein.

9. TAX

9.1 All payable amounts hereunder shall be paid without any deductions or withholdings, unless otherwise required by this Agreement or by law.

9.2 If any deduction or withholding is required by law from any payment for certain obligation of the Seller or the Purchaser, the paying party shall pay the receiving party an additional amount, in addition to any interest, to make up the deficiency that results from such deduction or withholding so that the receiving party shall receive the same amount it is entitled to in spite of such deduction or withholding.

9.3 Each party hereto shall be responsible for its own payments for any stamp duty or other transfer taxes (including interest and penalties) related to the acquisition of the Target Shares.

10. PUBLIC ANNOUNCEMENTS

10.1 Unless required by law or any stock exchanges, government authorities, other regulatory or supervisory authorities, or any relevant authorities in a competent jurisdiction to the disclosing party (whether or not having the legal power), any member of the Seller Group and the Target Group may not make any public announcements, circulars or disclosures in connection with any matters herein or any material issues related hereto without the prior written consent of the Purchaser (such consent may not be unreasonably withheld or delayed), while the Purchaser and its Affiliates may not make such public announcements, circulars or disclosures without the prior written consent of the Seller (such consent may not be unreasonably withheld or delayed).

10.2 In the event that any announcement or disclosure is made as required by the exceptions set forth in Clause 10.1, the disclosing party shall make all reasonable efforts to consult with the other party in advance regarding the form, content and timing of such announcement or disclosure.

11. CONFIDENTIALITY

11.1 Subject to Clause 11.2, for the purposes of this Clause 11, “Confidential Information” means:

(a) all confidential information in connection with the Seller Group, or the Target Group prior to the Completion, retained by the Purchaser Group (or its agents) or received from the Seller Group,

(b) all confidential information in connection with the Purchaser Group, or the Target Group after the Completion, retained by the Seller Group (or its agents) or received from the Purchaser Group, and

(c) all confidential information in connection with the content hereof, issues and negotiations related hereto.

The above confidential information includes trade secrets, confidential operating procedures or processes, information relating to future projects, business development or planning, business partnerships, sales targets and statistics, and data of market shares, surveys, reports, pricing information relating to subscribers and sales, negotiations and private transactions, including but not limited to written materials and other materials by oral, video, electronic or any other means.

11.2 For the purpose to prevent confusion, the Confidential Information does not include:

(a) any information existing in the public by the execution date of this Agreement, not as a result of any intentional or negligent action or non-action by any party hereto or any of its Representatives;

(b) any information exposed to the public not as a result of any intentional or negligent action or non-action by any party hereto or any of its Representatives (limited to the information which has already exposed to the public);

(c) any information obtained by the receiving party or its Representatives from a third party who does not have any confidentiality obligation to the disclosed party for such information;

(d) any information retained by the receiving party or its Representatives prior to the disclosure which is not subject to any confidentiality obligation of the receiving party or its Representatives to the other party; or

(e) any information obtained independently by the receiving party or any employees of its Representatives who have had no access by then to the information disclosed by the disclosing party.

For the purposes of this Clause 11, “Representatives” means any Affiliates, directors, officers, employees, agents or representatives of the relevant party or such persons’ own Affiliates, and their own external legal counsels, accountants, consultants, financial advisers and appraisers.

11.3 Each party hereto warrants to keep confidential the Confidential Information of the other party received or held by it or its Representatives and shall not disclose such Confidential Information to any person other than its Representatives without a prior written consent of the other party.

11.4 Each party hereto warrants to disclose to its Representatives only the Confidential Information of the other party reasonably required for the performance hereunder and only to the Representatives who have been informed of the confidential nature of the Confidential Information and who have warranted to keep it confidential.

11.5 Each party hereto warrants to use (or permit to use) the Confidential Information received or held by it or its Representatives only for the purposes of the contemplated transactions hereunder.

11.6 Notwithstanding any provision herein indicating otherwise, the Clauses from 11.1 to 11.5 shall survive the termination of this Agreement and/or the Completion, provided that before the Completion and if any Precondition is not satisfied or waived, for the purposes of this Clause 11, all the information and other confidential data related to the Target Shares shall be deemed as the Seller’s Confidential Information.

12. FURTHER ASSURANCE

12.1 For the purpose to implement this Agreement and the contemplated transactions hereunder and/or cause this Agreement and the contemplated transactions hereunder become effective, and for the purpose to enable the Purchase to own all the rights and interests of the shares, rights and interests transferred to the Purchaser pursuant to this Agreement, the Seller agrees to take (or have others take) any further actions (whether upon the Complete or thereafter) required by law or required reasonably by the Purchaser, or execute and deliver (or have others execute and deliver) any further documents (whether upon the Complete or thereafter) required by law or required reasonably by the Purchaser.

13. EXPENSES

13.1 Each party hereto shall bear its own expenses incurred in connection with the negotiation, preparation and completion of this Agreement and the Tax Indemnity Agreement.

14. NOTICES

14.1 Any notice or other communication regarding this Agreement sent from any party hereto to the other party shall be in writing and signed by the sending party or its Representatives. If by fax, it shall be sent by the fax numbers listed in Clause 14.2. If by hand delivery, pre-paid certified mail, express courier or registered mail, it shall be sent to the addresses listed in Clause 14.2. No matter by which way it is sent, it shall indicate the receiving party’s contact persons’ names listed in Clause 14.2 (or as required otherwise by notices from time to time pursuant to this Clause 14). Any notice sent by hand, fax or mail shall be deemed to have been duly delivered when:

(a) if by hand, it is delivered by the time it is handed to the addressee;

(b) if by fax, it is delivered by the time of transmission; or

(c) if by pre-paid certified mail, express courier or registered mail, it is delivered by 10am on the fifth business day after it is sent.

In any case above, if it is sent or transmitted after 6pm on a business day or at any time on a holiday, it shall be deemed to be delivered by 9am on the next business day.

Any time referred to in this Clause is each addressee’s local time.

14.2 For the purpose of Clause 14.1, the addresses and fax numbers of the parties hereto are as follows:

The Seller

Address:	31 Jinrong Avenue, Xicheng District, Beijing, PRC
Fax:	(8610) 5850 1500
Contact Person:	Zhang Jianbin

The Purchaser

Address:	31 Jinrong Avenue, Xicheng District, Beijing, PRC
Fax:	(8610) 6601 0728
Contact Person:	Pang Tie

14.3 In the event that any party hereto needs to change to its name, contact person, address or fax number for the purposes of this Clause 14, it may notify the other party of such change, provided that such change shall be effective only by the time of:

(a) the date specified in the notice; or

(b) if no date is specified or the date specified is within five business days when the notice is delivered, the next day after five business days.

14.4 All notices in connection with this Agreement shall be written in the Chinese.

15. ASSIGNMENT

15.1 No party hereto shall assign the interests of any provision hereof to any others without the prior written approval of the other party hereto.

16. ENTIRE AGREEMENT

16.1 This Agreement and the Tax Indemnity Agreement constitute the entire agreement and understanding between the parties hereto in connection with the sale and purchase of the Target Shares. This Agreement and the Tax Indemnity Agreement supersede all prior agreements or understandings in connection with the issues hereunder. Such prior agreements or understandings shall cease to have any further force or effect. The execution of this Agreement by each party hereto is not based upon any representations, warranties or covenants that are not specified or referred to in this Agreement and the Tax Indemnity Agreement.

17. WAIVERS / PURCHASER’S RIGHTS AND REMEDIES

17.1 If the Purchaser fails or delays to exercise any of its rights or remedies given by law or this Agreement, such rights or remedies shall not be affected, and it shall not constitute or be construed as such rights or remedies have been waived or amended, and shall not preclude the Purchaser from exercising them at any later time. Furthermore, a single or partial exercise of such rights or remedies shall not preclude the Purchaser from exercising them again or further and from exercising any other rights or remedies.

17.2 The Purchaser’s rights and remedies hereunder are cumulative and in addition to its other legal rights and remedies.

18. MISCELLANEOUS

18.1 Notwithstanding the Completion:

(a) any provisions hereof that can be performed even if this Agreement (and any other document referred to herein) has not been implemented upon or before the Completion,

(b) any Warranties, and

(c) any covenants, indemnities and other undertakings hereunder or otherwise created pursuant to this Agreement,

shall remain in full binding force with no time limit (unless expressly set forth otherwise).

18.2 This Agreement may be executed in one or several copies by the parties hereto. Each of such copies is an original document and all the copies constitute one and the same instrument.

18.3 No amendment, variation or waiver of this Agreement shall be valid unless it is in writing and duly executed by each party hereto or its Representatives. “Amendment” means any changes, supplements, deletions or replacements in any forms. Unless expressly indicated, no amendments shall constitute any general waivers of any provisions hereof, nor shall it affect any rights, obligations or liabilities hereunder brought forth or accrued before such amendments. Furthermore, each party’s rights and obligations hereunder, other than the amended parts, shall remain effective and in full force.

18.4 Each provision hereof is severable. In the event that any such provision is deemed or becomes illegal, invalid or unenforceable in any respect under the law of any applicable jurisdiction:

(a) such illegal, invalid or unenforceable provision shall have no effect, shall be deemed not to be included in this Agreement, shall not affect or impair the validity, effectiveness, or enforceability in the applicable jurisdictions, of all other provisions hereof, and shall not affect or impair such provision’s, as well as other provisions’ validity, effectiveness or enforceability in any other jurisdictions; and

(b) both parties hereto shall make all reasonable efforts to replace such illegal, invalid or unenforceable provision with a valid and enforceable provision that is satisfactory to any applicable authorities (provided that the difference between the superseding provision and the replaced provision shall be as little as possible and the effect of the superseding provision shall be as close as possible to the original intended effect of the replaced provision).

19. GOVERNING LAW AND DISPUTE RESOLUTION

19.1 This Agreement and the relationship between the parties hereto shall be governed by the laws of China.

19.2 Any dispute arising from or in connection with this Agreement shall be submitted for arbitration to the China International Economic and Trade Arbitration Commission, located in Beijing, who shall conduct arbitration according to the current arbitration rules of the Commission. The arbitral award shall be final and binding to both parties hereto.

AS WITNESS this Agreement has been duly executed by the parties hereto on the date indicated at the beginning of this Agreement.

CHINA TELECOMMUNICATIONS CORPORATION

(Signature and Corporate Seal)

CHINA TELECOM CORPORATION LIMITED

(Signature and Corporate Seal)

SCHEDULE 1

DEFINITIONS

1.1 In this Agreement, the following words and expressions shall have the following meanings:

Accounts means:

(a) in relation to any financial year of each Target Company: the audited consolidated balance sheet of the company prepared in accordance with the International Financial Reporting Standards as at the Accounts Date in respect of that financial year; and

(b) the audited consolidated profit and loss account of the company prepared in accordance with the International Financial Reporting Standards as of the Accounts Date in respect of that financial year, together with any notes, reports or statements included or annexed to them;

Accounts Date means December 31, 2002 or December 31, 2003, as the case may be;

Affiliates means in relation to any party, any subsidiary of that party from time to time;

Appraisal Report means the appraisal report prepared by China Enterprise Appraisal Company in respect of the fixed line telecommunications operations and related assets, liabilities and rights of each Target Company (China Enterprise Appraisal report No. 53 of 2004);

Business Day means a day (other than a Saturday or Sunday) on which banks generally are open in the PRC for the transaction of normal banking business;

Capital Injection Agreements means the relevant agreements in relation to the injection of the fixed line telecommunications operations of the Original Companies wholly owned by China Telecommunications Corporation and the related assets, liabilities and rights whose evaluation results have been approved by the State-owned Assets Supervision and Administration Commission of the State Council into each Target Company in the name of the Seller;

Claim means any claim for breach of Warranty, under the Tax Indemnity or pursuant to Clause 7;

Common Preconditions has the meaning given in Clause 2.1;

Completion means completion of the sale and purchase of the Target Shares in accordance with the provisions of this Agreement as stipulated under Clause 6;

Confidential Information has the meaning given in Clause 11.1;

Connected Transactions means those transactions effected pursuant to the agreements set forth in Schedule 6;

Deferred Consideration means such part of the Total Price to be paid by the Purchaser to the Seller by way of deferred payment in accordance with Clause 5.3;

Encumbrance means any interest of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Expenses means obligations, liabilities, losses, damages, costs (including legal costs) and expenses (including taxation), actions, proceedings, claims and demands, in each case of any nature whatsoever;

Gansu Telecom means Gansu Telecom Company Limited, a company incorporated under the laws of the PRC on March 10, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Government Consents means, in relation to any Target Shares, any consents, approvals, orders, authorisations, registrations, declarations and filings with or from any Governmental Entity in relation to those Target Shares (except for those specified in Clause 2.1) which are required to be obtained for the valid and effective transfer of such Target Shares to the Purchaser;

Governmental Authorities means, in relation to anywhere in the world, any supra-national, national, state, municipal or local government, any subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority;

Guizhou Telecom means Guizhou Telecom Company Limited, a company incorporated under the laws of the PRC on March 12, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Hainan Telecom means Hainan Telecom Company Limited, a company incorporated under the laws of the PRC on March 9, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Hong Kong means the Hong Kong Special Administrative Region of the PRC;

Hubei Telecom means Hubei Telecom Company Limited, a company incorporated under the laws of the PRC on March 9, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Hunan Telecom means Hunan Telecom Company Limited, a company incorporated under the laws of the PRC on March 12, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Indebtedness means any indebtedness in respect of all obligations to repay borrowed money, all indebtedness evidenced by notes, bonds, loan stock, debentures or similar obligations, acceptances or documentary credit facilities, all rental obligations under finance leases, and hire purchase contracts, any other transaction having the commercial effect of a borrowing or raising of money, the net amount of any liability under any swap, hedging or other similar treasury instrument, and all guarantees, sureties, indemnities, counter-indemnities or letters of comfort of obligations of others of the foregoing types;

Independent Shareholders means the holders of shares in the Purchaser other than the Seller and its Associates (as defined in the Listing Rules);

Initial Consideration means such part of the Total Price to be paid by the Purchaser to the Seller on completion in accordance with Clause 5.2;

Intellectual Property Rights or IPR means patents, trade marks, rights related to trade names and other service marks, internet domain names, copyright (including rights in computer software), database rights, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world;

Last Accounts means, in relation to any Target Company, the Accounts for that entity in respect of its financial year ended on the Last Accounts Date;

Last Accounts Date means December 31, 2003;

Leased Properties means the properties and land use rights that are leased from the Original Companies by the Target Group;

Material Adverse Change means any event, circumstance, effect, occurrence or state of affairs or any combination thereof (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) (an Event) which is, or is reasonably likely to be, materially adverse to the business, operations, assets, liabilities (including, without limitation, contingent liabilities), Properties or the business or financial condition, results or prospects of the Target Group, and, in relation to the Warranties and paragraph 2 of 4 of the relevant Target Company;

Ningxia Telecom means Ningxia Telecom Company Limited, a company incorporated under the laws of the PRC on March 10, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Permitted Encumbrances means security interests arising by operation of law, security interests arising under sales contracts with title retention provisions and equipment leases with third parties entered into in the ordinary course of business and security interests for taxation and other governmental charges which are not due and payable or which may be paid without penalty after they become due and payable;

PRC means the People’s Republic of China;

PRC Relevant Government Approvals means the approvals, consents and authorisations from all relevant regulatory authorities in the PRC including, but not limited to, the State Council, the National Development and Reform Commission, the Ministry of Information Industry, the Ministry of Finance, the Ministry of State Land Resources, the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission, which are necessary to effect the transactions contemplated by the Assets Injection Agreements and this Agreement;

Precondition means any of the preconditions to Completion set forth in Clause 2.1;

Properties means the properties and land use rights stated in the Property Legal Opinions that are owned by the Target Group;

Property Legal Opinions means the legal opinions to be issued by Haiwen & Partners, PRC counsel for the purposes of the acquisition contemplated hereunder in relation to the properties and land use rights owned by the Target Group;

Purchaser’s Conditions has the meaning given in Clause 2.1;

Purchaser Group means the Purchaser and its subsidiaries from time to time;

Purchaser’s Obligation means any representations, warranties or covenants to indemnify (including, without limitation, any covenant to pay pursuant to the Tax Covenant) given by the Purchaser to the Seller under this Agreement;

Qinghai Telecom means Qinghai Telecom Company Limited, a company incorporated under the laws of the PRC on March 10, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Registered, in relation to Intellectual Property Rights, includes registrations and applications for registration;

Representatives has the meaning given in Clause 11.2;

Schedules means Schedule 1 to Schedule 7 to this Agreement and Schedule shall be construed accordingly;

Surviving Provisions means Clauses 10, 11 and 19;

Tax Claim means a Claim for a breach of any of the Tax Warranties or a claim under the Tax Indemnity;

Tax Warranties means the representations and warranties set forth in Part B of Schedule 3 and the Tax Indemnity Agreement;

Total Price means RMB46,000 million, being the total price payable by the Purchaser to the Seller for the Target Shares;

Seller’s Preconditions has the meaning given in Clause 2.1;

Seller Group means the Seller and its Affiliates from time to time but excluding the Target Group and the Purchaser Group;

Seller’s Obligation means any representation, warranty or undertaking to indemnify (including, without limitation, any covenant to pay pursuant to the Tax Indemnity) given by the Seller to the Purchaser under this Agreement;

Shaanxi Telecom means Shaanxi Telecom Company Limited, a company incorporated under the laws of the PRC on March 8, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Warranties means the representations and warranties given pursuant to Clauses 4 and 7 and set forth in Schedule 3.

Working Hours means 9.30am to 5.30pm on a Business Day;

Xinjiang Telecom means Xinjiang Telecom Company Limited, a company incorporated under the laws of the PRC on March 11, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

Yunnan Telecom means Yunnan Telecom Company Limited, a company incorporated under the laws of the PRC on March 9, 2004, and a wholly-owned subsidiary of China Telecommunications Corporation;

1.2 In this Agreement, unless the context otherwise requires:

(a) references to a person shall be construed so as to include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b) the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(c) the singular shall include the plural and vice versa;

(d) references to one gender include all genders;

(e) references to times of the day are to local time in the relevant jurisdiction unless otherwise stated;

(f) references to any PRC legal term for any action, remedy, method or judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall, in respect of any jurisdiction other than the PRC, be deemed to include that which most nearly approximates in that jurisdiction to the PRC legal term;

(g) references to RMB or Renminbi are references to the lawful currency from time to time of the PRC;

(h) any statement in this Agreement qualified by the expression to the best of the Seller’s knowledge or so far as the Seller is aware or any similar expression shall be deemed to include an additional statement that it has been made after due and careful enquiry and shall be deemed also to include the knowledge of each member of the Target Group and each member of the Seller Group;

(i) any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.3 Where there is any inconsistency between the definitions set forth in this Schedule and the definitions set forth in any Clause or any other Schedule, then for the purposes of construing such Clause or Schedule, the definitions set forth in such Clause or Schedule shall prevail.

SCHEDULE 2

DETAILS OF THE TARGET COMPANIES

1.	Name:	Hubei Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Hunan Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Hainan Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Guizhou Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Yunnan Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Shaanxi Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Gansu Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Qinghai Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Ningxia Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

1.	Name:	Xinjiang Telecom Company Limited

2.	Date of Incorporation:

3.	Place of Incorporation:

4.	Type of Company:

5.	Registered Number:

6.	Registered Address:

7.	Directors:

8.	Supervisors:

9.	Registered Capital (Paid-in Capital):

10.	Registered shareholder(s):	China Telecommunications Corporation

11.	Shareholdings:	100% owned by China Telecommunications Corporation

SCHEDULE 3

WARRANTIES

PART A

1. INFORMATION

1.1 All information relating to the Target Shares provided to the Purchaser or its representatives and advisers for the purposes of inclusion in the Shareholders’ Circular or preparation of the Financial Statements and the Appraisal Report is true, accurate and not misleading and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

1.2 Save as already disclosed in writing to the Purchaser, there are no other facts or matters which might reasonably be expected to have a material adverse effect on the financial or trading position or prospects of any Target Company or the Assets of the Head Office.

2. THE SELLER GROUP, THE TARGET COMPANIES AND THE HEAD OFFICE ASSETS

2.1 Authorizations, valid obligations, filings and consents

(a) The Seller has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other applicable governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to execute this Agreement and perform its obligations hereunder.

(b) All consents, approvals and authorisations of any court, government department or other regulatory body required with respect to the Seller for the execution of this Agreement and the performance of its terms have been obtained and are unconditional and in full force and effect.

(c) This Agreement will, when executed, constitute valid and binding obligations of the Seller.

(d) Execution and performance by the Seller will not violate or conflict with the provisions of its memorandum and articles of association, certificate of incorporation, by-laws, or equivalent constitutional documents in its relevant jurisdiction, where such breach or conflict would materially adversely affect its ability to execute this Agreement or perform its obligations hereunder.

(e) The Seller is not: (a) in breach of the terms of, or in default under, any instrument, agreement or order to which it is a party or by which it or its property is bound to an extent which is material in the context of the transactions herein contemplated; (b) involved in or the subject of any current or pending investigation or proceedings (whether administrative, regulatory or otherwise), whether in the PRC or elsewhere.

(f) Subject to fulfilment of the Conditions, this Agreement will not:

(i) result in violation or breach of any applicable laws or regulations in any relevant jurisdiction; or

(ii) amount to a violation or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction; or

(iii) conflict with any of the certificates, licences or permits of the Seller that enable it to carry on the business or operations now operated by it,

where, in each case, such breach, conflict or violation would materially adversely affect the Seller’s ability to execute this Agreement or perform its obligations hereunder.

(g) Other than as referred to in this Agreement:

(i) no announcements, consultations, notices, reports or filings are required to be made by the Seller Group or any Target Company in connection with the performance of the obligations of the Seller under this Agreement or in connection with the performance of the obligations of the Seller Group or any Target Company under this Agreement; and

(ii) no consents, approvals, registrations, authorisations or permits are required to be obtained by the Seller Group or any Target Company in connection with the execution and performance of this Agreement.

2.2 Details of the Seller Group, the Target Companies and the Head Office Assets

(a) The Seller is validly incorporated, in existence and duly registered under the laws of the PRC, and has full power to to own, lease and operate its properties and assets and to execute and perform its obligations under this Agreement.

(b) Each Target Company is incorporated with limited liability and has been duly organised and is validly existing under the laws of the PRC, and its business licence is in full force and effect; the Articles of Association of each Target Company comply with the requirements of applicable PRC law and are in full force and effect; each Target Company has all consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court, governmental agency or body having jurisdiction over each Target Company or any of its properties in each jurisdiction in which the ownership or lease of property by it or the conduct of its business requires such qualification, except for such consents, approvals, authorizations, orders, registrations, clearances and qualifications which is not material to that Target Company, and has the legal right and authority to own, use, lease and operate its assets and to conduct its business in the manner presently conducted.

(c) The registered capital of each Target Company is fully-paid or properly credited as fully-paid and the Seller is the sole legal and beneficial owner of the registered capital free from all Encumbrances. The Target Shares constitutes the entire paid-in capital and related rights and interests of each Target Company.

(d) There is no liability to pay any additional contributions in respect of the Target Shares.

(e) No person has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in any Target Company.

(f) The Seller is entitled to transfer the full ownership of the Target Shares to the Purchaser on the terms set forth in this Agreement.

(g) The information in respect of each Target Company set forth in Schedule 2 is true, accurate and not misleading.

(h) The Seller is the sole legal and beneficial owner of the Head Office Assets and is not restrained by any Encumbrance, unless otherwise disclosed by the Financial Statements.

(i) The Seller has the right to transfer the ownership of the Head Office Assets to the Purchaser pursuant to the terms set forth in this Agreement.

(j) The information in respect of the Head Office Assets as being set forth in Schedule 3 are true, accurate and not misleading.

3. FINANCIAL MATTERS

3.1 The Accounts

(a) The Last Accounts give a true and fair view of the state of affairs of the Target Group and its assets and liabilities as at the Last Accounts Date and of the results thereof for the financial year ended on the Last Accounts Date and for any of such periods.

(b) Without limiting the generality of paragraph 3.1(a);

(i) the Accounts for each of the last two and a half (2.5) financial years ended on the Last Accounts Date and for any of such periods were prepared in accordance with the requirements of all relevant laws and appropriate accounting policies;

(ii) the Accounts either make full provision for or disclose all liabilities (whether actual, contingent or disputed and including finance lease commitments and pension liabilities), all outstanding capital commitments and all bad or doubtful debts of the Target Group to which they relate in accordance with the relevant generally accepted accounting principles;

(iii) the results shown by the Accounts for each of the last two and a half (2.5) financial years ended on the Last Accounts Date and for any of such periods were not affected by any extraordinary or exceptional item or by any other factor rendering such results for all or any of those periods unusually high or low;

(iv) the Accounts of the Target Group for each of the periods ended on the Last Accounts Dates were prepared under consistent accounting policies, comply with the requirements of all relevant laws and regulations and with all statements of standard accounting practice (or financial reporting standards) and applicable accounting principles;

(v) the rate of depreciation adopted by the Target Group in its Accounts for each of the periods ended on the Last Accounts Dates were sufficient for each of the fixed assets of such member to be written down to nil by the end of its useful life;

(vi) except as stated in its Accounts, no changes in the accounting policies were made by the Target Group in any of the periods ended on the Accounts Dates;

(vii) None of the financial information provided to the Purchaser or its representatives and advisers is misleading in any material respect nor materially over-state the value of the assets nor materially under-state the liabilities of the Target Group as at the dates to which they were drawn up and do not materially over-state the profits of the Target Group in respect of the periods to which they relate.

3.2 Working Capital

Having regard to existing bank and other financial facilities, the Target Group has sufficient working capital available to it as at the date of this Agreement to enable it to continue to carry on its business in its present form and at its present level of turnover and for the purpose of performing in accordance with their terms all orders, projects and other obligations and discharging all liabilities which ought properly to be discharged during the period of 12 months after Completion.

3.3 Position since Last Accounts Date

(a) Since the Last Accounts Date there has been no Material Adverse Change in the financial or trading position or in the prospects of any Target Company and no event, fact or matter has occurred which is likely to give rise to any such change.

(b) Since the Last Accounts Date:

(i) the operation of each Target Company has been carried on in the ordinary and usual course, and no Target Company has made or agreed to make any payment other than routine payments in the ordinary and usual course of trading;

(ii) there has been no material change in the level of borrowing or in the working capital requirements of any Target Company;

(iii) all transactions between any Target Company and any Seller Group Company have been on an arm’s length basis and on commercial terms;

(iv) no dividend or other distribution has been declared, authorised, paid or made, nor has there been any reduction of paid-up registered capital, by any Target Company;

(v) no share or loan capital or other similar interest has been issued or agreed to be issued by any Target Company;

(vi) save for the Assets Injection Agreements and the Connected Transactions, no contract, liability or commitment (whether in respect of capital expenditure or otherwise) has been entered into by any Target Company which is of a long term or unusual nature or which involved or could involve an obligation of a material nature or magnitude;

(vii) save as provided in the Assets Injection Agreements or in the usual and ordinary course of business of any Target Company, no Target Company has acquired or disposed of, or agreed to acquire or dispose of any material business or any material asset having a value in excess of RMB100 million;

(viii) there has been no material increase or decrease in the levels of debtors or creditors or in the average collection or payment periods for the debtors and creditors respectively;

(ix) no debtor has been released by any Target Company on terms that it pays less than the book value of its debt and no material debt owing to any Target Company has been deferred, subordinated or written off or has proved to any extent irrecoverable;

(x) no change has been made in terms of employment and any benefits in kind payable to employees and other employment related matters by any Target Company or any Seller Group Company (other than those required by law) which could materially increase the total costs attributable to employment and employee benefits of the Target Company;

(xi) there has been no material reduction in the cash balances of any Target Company;

(xii) the business of any Target Company has not been affected by any abnormal factor not affecting to a similar extent generally all companies carrying on similar businesses; and

(xiii) no Target Company has agreed to any variation or termination of any existing contract to which that Target Company is a party and which may have a material effect upon the nature or scope of the operations of such Target Company.

3.4 Accounting and other records

(a) The statutory books, books of account and other records of each Target Company required to be kept by applicable laws in all relevant jurisdictions are up-to-date and have been maintained in accordance with all such applicable laws and relevant generally accepted accounting practices on a proper and consistent basis and comprise complete and accurate records of all information required to be recorded.

(b) All such statutory books, books of account and other records, together with all documents of title and executed copies of all existing agreements which are necessary for the proper conduct of the business of each Target Company and to which each Target Company is a party, are in its possession or under its control.

4. DEBT POSITION

4.1 Debts owed to the Target Companies

No Target Company has lent any money which is due to be repaid and as at the date of this Agreement has not been repaid to it or owns the benefit of any debt (whether trading or otherwise) other than:

(a) the Intra-Group Loans; and

(b) trade debts incurred in the ordinary and usual course of business which do not exceed 120% of the trade debts as set forth in the Last Accounts.

4.2 Debts owed by the Target Companies

(a) No Target Company has outstanding any borrowing or indebtedness in the nature of borrowing (including, without limitation, any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills (other than those on terms normally obtained), forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing) other than:

(i) the Intra-Group Loans; and

(ii) moneys borrowed from or otherwise owed to third parties which do not exceed 120% of the money borrowed from or otherwise owed to third parties as set forth in the Last Accounts.

(b) No Target Company has received any notice to repay any Debt which is repayable on demand.

(c) No debt of any Target Company has become or is now due and payable, or capable of being declared due and payable, in each case before its normal or originally stated maturity and no demand or other notice requiring the payment or repayment of any debt of any Target Company before its normal or originally stated maturity has been received by any Target Company.

(d) There has not occurred any event of default or any other event or circumstance which would entitle any person to call for early repayment under any agreement relating to any borrowing or indebtedness of any Target Company or to enforce any security given by any Target Company (or, in either case, any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

5. REGULATORY MATTERS

5.1 Operating Licences

(a) Each Target Company has, or will by Completion have, obtained all licences, permissions, authorisations and consents required for carrying on its business effectively in the places and in the manner in which such business is now carried on.

(b) The licences, permissions, authorisations and consents referred to in paragraph (a) are (or will by Completion be) in full force and effect, not limited in duration or subject to any unusual or onerous conditions, have been (or will by Completion have been) complied with in all respects.

(c) To the best knowledge of the Seller, there are no circumstances which indicate that any of the licences, permissions, authorisations or consents referred to in paragraph (a) will or are likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the acquisition of the Target Shares by the Purchaser or otherwise).

(d) Each Target Company has conducted its business and corporate affairs in accordance with its business licence and with all applicable laws and regulations (whether of the PRC or any other jurisdiction).

(e) No Target Company is in default of any order, decree or judgment of any court or any governmental or regulatory authority (whether of the PRC or any other jurisdiction).

6. THE RESTRUCTURING AND THE ASSETS

6.1 The Restructuring

(a) The property and other assets transferred into a Target Company pursuant to the Restructuring comprise all the assets necessary for the carrying on of the business carried on or to be carried on by such Target Company in the manner it is presently conducted and the liabilities assumed by a Target Company pursuant to the Restructuring represent the only liabilities of such Target Company and are fully, fairly and accurately provided for in the Financial Statements.

(b) The events and transactions contemplated by the Restructuring do not contravene any provision of applicable law, rule or regulation and do not contravene the Articles of Association, other constitutional documents or the business licences of any Target Company, or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon any Target Company that, singly or in the aggregate, is material to any Target Company, or any judgement, rule or regulation, order or decree of any governmental body, agency or court having jurisdiction over any Target Company and will not result in the creation or imposition of any Encumbrance or other restriction upon any assets of any Target Company.

(c) All consents, approvals, authorisations, orders, registrations and qualifications required in the PRC in connection with the events and transactions contemplated by the Restructuring have been (or will by Completion have been) made or unconditionally obtained in writing (including, without limitation, all PRC Relevant Governmental Approvals), and no such consent, approval, authorisation, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed.

(d) There are no legal or government proceedings pending against any of the Target Companies in the PRC challenging the effectiveness or validity of the events and transactions contemplated by the Restructuring and, to the best knowledge of the Seller, no such proceedings are threatened or contemplated by any governmental agencies in the PRC or elsewhere.

6.2 Ownership

(a) For the purpose of this Warranty 6.2, assets shall not include the Properties and the Leased Properties, to which the provisions of Part B of this Schedule shall apply.

(b) Save as disclosed in the Financial Statements, the assets included in the Accounts of the Target Group are the absolute property of the Target Group and are free from all Encumbrances and are not the subject of any security interest or any assignment, option, right of pre-emption, royalty, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on delayed terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).

(c) Save as disclosed in the Financial Statements, the Head Office Assets are the absolute property of the Seller and are free from all Encumbrances and are not the subject of any security interest or any assignment, option, right of pre-emption, royalty, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on delayed terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).

6.3 Possession and third party facilities

(a) All of the assets owned by the Target Group, or in respect of which the Target Group has a right of use, are in the possession or under the control of the Target Group.

(b) Where any assets are used but not owned by the Target Group or any facilities or services are provided to the Target Group by any third party, there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

6.4 Adequacy of assets

(a)

(i) The rights, properties and assets of the Target Group;

(ii) The facilities and services to which the Target Group has a contractual right; and

(iii) The rights of the Purchaser Group pursuant to this Agreement include all rights, properties, assets, facilities and services which are necessary for the carrying on of the business of the Target Group after Completion in the places and substantially in the manner in which it is carried on as at the date of this Agreement.

(b) Save as otherwise provided in the Connected Transactions, the Target Group does not depend in any material respect upon the use of assets owned by, or facilities or services provided by, any Seller Group Company.

6.5 Conditions

All the plant, machinery, systems, equipment and vehicles used by the Target Group and the Head Office Assets:

(a) are in a good state of repair and are not dangerous, obsolete or in need of renewal or replacement; and

(b) can be efficiently and properly used for the purposes for which they were acquired or are retained.

6.6 Insurances

(a) The business, undertakings, properties, other assets of the Target Group and the Head Office Assets are adequately insured against such risks as are normally insured by persons carrying on similar businesses in the PRC as those carried on by the Target Group and the Seller and such insurances include all the insurances which the Target Group and/or the Seller is required under the terms of any leases or any contracts in respect of any of its properties to undertake and such insurances are in full force and effect and there are no circumstances which could render any of such insurances void or voidable and all due premiums in respect thereof have (if due) been paid.

(b) No claim is outstanding by the Target Group under any such policy of insurance and, to the best knowledge of the Seller, there are no circumstances likely to give rise to such a claim.

7. INTELLECTUAL PROPERTY AND INFORMATION TECHNOLOGY

7.1 Target Group IPR

(a) The Target Group is the sole legal owner of all Intellectual Property Rights registered or sought to be registered in any jurisdiction which are held or beneficially owned by the Target Group.

(b) No act has been done or omitted to be done and no event has occurred or is likely to occur which may render any of such Intellectual Property Rights subject to revocation, compulsory licence, cancellation or amendment or may prevent the grant or registration of a valid Intellectual Property Right pursuant to a pending application.

7.2 No Infringement by Seller Group or Target Group

(a) None of the operations of the Target Group infringes, or is likely to infringe, the Intellectual Property Rights of a third party.

(b) No claim has been made by a third party which alleges that the operations of the Target Group infringe, or are likely to infringe, the Intellectual Property Rights of a third party or which otherwise disputes the right of the Target Group to use the Intellectual Property Rights owned or used by the Target Group. The Seller is not aware of any circumstances likely to give rise to a claim.

(c) The Target Group is not in default under any licence, sub-licence or assignment granted to it in respect of any Intellectual Property Rights used by the Target Group.

7.3 No Infringement by third parties

(a) No third party is infringing, or is likely to infringe, the Intellectual Property Rights owned or used by the Target Group.

(b) No claim has been made by the Target Group which alleges that a third party is infringing, or is likely to infringe, the Intellectual Property Rights owned or used by the Target Group, or which otherwise disputes the right of a third party to use the Intellectual Property Rights owned or used by the third party. The Seller is not aware of any circumstances likely to give rise to a claim.

(c) The Target Group has not acquiesced in the unauthorised use by a third party of the Intellectual Property Rights owned or used by the Target Group.

(d) There have been no acts or omissions which would prejudice the rights of the Purchaser to enforce the Intellectual Property Rights owned or used by the Target Group. In particular, transactions relating to them have been registered promptly, and within applicable time limits.

7.4 Adequacy of Intellectual Property Rights

The Target Group owns, or have licensed to them, all Intellectual Property Rights which are required to carry on the business of the Target Group as it is presently carried on, and in accordance with the current documented plans of the Seller.

7.5 Encumbrances

The Intellectual Property Rights owned or used by the Target Group are not subject to any security interest, option, mortgage, charge or lien.

7.6 Loss of Intellectual Property Rights

The Intellectual Property Rights owned or used by the Target Group will not be lost, or rendered liable to termination, by virtue of the acquisition of the Target Shares or the performance of this Agreement.

7.7 Records and Software

(a) All the accounting records and systems (including but not limited to computerised accounting systems) of the Target Group are recorded, stored, maintained or operated or otherwise held by the Target Group and are not wholly or partly dependent on any facilities or systems which are not under the exclusive ownership or control of the Target Group.

(b) The Target Group is licensed to use all software necessary to enable it to continue to use its computerised records for the foreseeable future in the same manner in which they have been used prior to the date of this Agreement and does not share any user rights in respect of such software with any other person.

8. CONTRACTUAL MATTERS

8.1 Material contracts

Save for the Assets Injection Agreements and the Connected Transactions, there is not outstanding any agreement or arrangement to which the Target Group is a party:

(a) which, by virtue of the acquisition of the Target Shares by the Purchaser or other performance of the terms of this Agreement, will result in:

(i) any other party being relieved of any obligation or becoming entitled to exercise any right (including any right of termination or any right of pre-emption or other option); or

(ii) any member of the Target Group being in default under any such agreement or arrangement or losing any benefit, right or licence which it currently enjoys or in a liability or obligation of any member of the Target Group being created or increased;

(b) to which any Seller Group Company is a party or in which any Seller Group Company or any connected person (as defined under the Listing Rules) is interested or from which any such person takes benefit, whether directly or indirectly;

(c) which was entered into otherwise than in the ordinary course of business;

(d) which was entered into otherwise than by way of bargain at arm’s length;

(e) which establishes any guarantee, indemnity, suretyship, form of comfort or support (whether or not legally binding) given by any member of the Target Group in respect of the obligations or solvency of any third party (except as otherwise disclosed in the Financial Statements);

(f) pursuant to which any member of the Target Group has sold or otherwise disposed of any company or business in circumstances such that it remains subject to any liability (whether contingent or otherwise) which is not fully provided for in its Last Accounts;

(g) which, upon completion by any member of the Target Group of its work or the performance of its other obligations under it, is likely to result in a loss for that member of the Target Group which is not fully provided for in its Last Accounts or which either is not expected to make a normal profit margin or involves an abnormal degree of risk;

(h) which establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement to which any member of the Target Group is a party (except as otherwise disclosed in the Financial Statements);

(i) any power of attorney given by any member of the Target Group or any other authority which would enable any person not employed by that member of the Target Group to enter into any contract or commitment on behalf of that member of the Target Group;

(j) which involves or is likely to involve (i) material expenditure by any member of the Target Group or (ii) material obligations or restrictions of any member of the Target Group of an unusual or exceptional nature or magnitude and not in the ordinary and usual course of business;

(k) which establishes any material agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement to which any member of the Target Group is a party;

(l) which is a currency and/or interest rate swap agreement, asset swap, future rate or forward rate agreement, interest cap, collar and/or floor agreement or other exchange or rate protection transaction or combination thereof or any option with respect to any such transaction or any other similar transaction to which any member of the Target Group is a party;

(m) which is any other agreement or arrangement having or likely to have a material effect on the financial or trading position or prospects of any member of the Target Group; and

(n) which is a bid, tender, proposal or offer which, if accepted, would result in any member of the Target Group becoming a party to any agreement or arrangement of a kind described in paragraphs (a) to (m) above, as far as the Seller is aware.

8.2 Defaults

(a) No member of the Target Group is in default under any agreement to which it is a party and there are no circumstances likely to give rise to any such default.

(b) No party with whom any member of the Target Group has entered into any agreement or arrangement is in default under such agreement or arrangement and there are no circumstances likely to give rise to any such default.

9. LITIGATION AND INVESTIGATIONS

9.1 Litigation

(a) Except as plaintiff in the collection of debts arising in the ordinary course of business, no member of the Target Group is a plaintiff or defendant in or otherwise a party to any material litigation, arbitration or administrative proceedings which are in progress or threatened or pending by or against or concerning any member of the Target Group or any of its assets.

(b) No governmental or official investigation or inquiry concerning any member of the Target Group is in progress or pending.

(c) The Seller is not aware of any circumstances which are likely to give rise to any such proceeding, investigation or inquiry as is referred to in paragraph (a) or paragraph (b).

9.2 Investigations

So far as the Seller is aware, no governmental or official investigation or inquiry concerning any member of the Target Group is in progress or pending.

10. EMPLOYMENT

10.1 No member of the Target Group has entered into any arrangements regarding any future variation in any contract of employment in respect of any of its directors and employees or any agreement imposing an obligation on that member of the Target Group to increase the basis and/or rates of remuneration and/or the provision of other benefits in kind to or on behalf of any of its directors or employees at any future date.

10.2 Each member of the Target Group has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all material respects with all statutes, regulations, codes of conduct, collective agreements, terms and conditions of employment, orders and awards relevant to their conditions of service or to the relations between it and its employees (or former employees, as the case may be) or any recognised trade union.

10.3 No member of the Target Group has in existence any share incentive scheme, share option scheme or profit sharing scheme for all or any of its directors or employees.

11. RETIREMENT BENEFITS

11.1 Except to the extent (if any) to which provision or allowance has been made in the Last Accounts of each Target Company:

(a) no outstanding liability has been incurred by the Target Group for breach of any contract of employment or for services or for long service or redundancy payments, protective awards, compensation for dismissal or for any other liability accruing from the termination of any contract of employment or for services, and no such liability will be incurred by the Target Group as a result of the Restructuring or the acquisition of the Target Shares by the Purchaser or other performance of the terms of this Agreement and the Assets Injection Agreements;

(b) no gratuitous payment has been made or benefit given (or promised to be made or given) by the Target Group in connection with the actual or proposed termination or suspension of employment, or variation of any contract of employment, of any present or former director or employee of the Target Group.

12. INSOLVENCY AND OTHERS

12.1 No order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of any Target Company or for the appointment of any provisional liquidator. No petition has been presented for an administration order to be made in relation to any Target Company, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of any Target Company.

12.2 No composition in satisfaction of the debts of any Target Company, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members, has been proposed, sanctioned or approved.

12.3 No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any part of any of the property, assets and/or undertaking of any Target Company.

12.4 No events or circumstances analogous to any of those referred to in Warranties 12.1 to 12.3 have occurred in any jurisdiction outside the PRC.

12.5 No circumstances exist which are likely to give rise to the occurrence of any events or circumstances described in Warranties 12.1 to 12.4 if the Warranties were to be repeated at any time on or before Completion.

PART B

1. TAX

1.1 Each Target Company has two tax registration certificates which are in full force and effect and no Target Company has established any place of business or carried on any business and has not made any filing with any tax authority in any part of the world other than the PRC.

1.2 Each Target Company has complied in all material respects with all statutory provisions, rules, regulations, orders and directions concerning profits or enterprise income tax, value-added tax, business tax and stamp duty (and any similar applicable tax or taxation in the PRC).

1.3 No tax authority has agreed to operate any special arrangement (being an arrangement which is not based on a uniform application of the relevant legislation whether expressly provided for in the relevant legislation or operated by way of extra statutory concession or otherwise) in relation to any Target Company.

1.4 Each Target Company has duly, within all appropriate time limits, made all returns, given all notices and supplied all information required to be supplied to all relevant tax authorities. All such information was when provided and remain complete and accurate and all such returns and notices were when provided and remain complete and accurate and were made on a proper basis.

1.5 No Target Company has received any notice or allegation from any tax authorities that it has not complied with any relevant legal requirement relating to registration or notification for taxation purposes and no Target Company is involved in any dispute or investigation with any tax authority and there are no facts or matters which it reasonably believes will cause any such dispute or investigation or any liability for taxation (present or future).

1.6 Each Target Company:

(a) has paid or accounted for all taxation (if any) due to be paid or accounted for by it before the date of this Agreement;

(b) is not under any liability to pay any penalty or interest in connection with any taxation referred to in paragraph (a);

(c) has made all deductions and withholdings in respect or on account of taxation which it is required or entitled by any relevant legislation to make from any payments made by it including, without limitation, interest annuities or other annual payments, royalties, rent, remuneration payable to employees or sub-contractors or payments to a non-resident and where appropriate each Target Company has accounted in full to the relevant fiscal authority for any taxation so deducted or withheld; and

(d) has taken all necessary steps to obtain any repayment of or relief from taxation available to it.

1.7 All sums due and payable to any taxation authority in respect of emoluments paid and benefits provided to the employees of each Target Company at the date of this Agreement have been paid and all such deductions and retentions as are required under the laws of the PRC have been made.

1.8 All remuneration, compensation payments, payments on retirement or removal from an office or employment and other sums paid or payable to employees or officers or former employees or officers of each Target Company and all interest, annuities, royalties, rent and other annual payments paid or payable by each Target Company (whether before or after the date hereof) pursuant to any obligation in existence at the date hereof are and will (on the basis of the taxation legislation in force at the date hereof) be deductible for incomes tax purposes either in computing the profits of each Target Company or as a charge on the income of such Target Company.

1.9 Each Target Company has made or caused to be made the returns which ought to be made by or in respect of each Target Company for any taxation purposes and no returns are the subject of any dispute with any tax authority.

2. PROPERTY

2.1 Each Target Company has valid title to, or valid leasehold interests in, all of the Properties and Leased Properties, respectively, and valid title to all material personal property owned by them, in each case free and clear of all Encumbrances, defects or any other restrictions except such as are described in the Property Legal Opinions or such as do not materially affect the value of such property or do not interfere with the use made and proposed to be made of such property by each Target Company.

2.2 Each Leased Property held under lease by each Target Company are held by them under valid and enforceable leases in full force and effect with such exceptions as are not material or do not interfere with the use made and proposed to be made of such property and buildings by any Target Company and no material default (or event which with notice or lapse of time, or both, would constitute such a default) by any Target Company has occurred and is continuing under any of such leases.

2.3 Each Target Company does not own, operate, manage or have any other right or interest, directly or indirectly, in any other material real property of any kind save for those described in the Property Legal Opinions.

SCHEDULE 4

CONDUCT OF THE TARGET GROUP COMPANIES

1. From the date of this Agreement until Completion, the Seller shall:

(a) procure that each member of the Target Group carries on its business only in the ordinary and usual course and shall procure that no member of the Target Group makes or agrees to make any payment other than routine payments in the ordinary and usual course of business;

(b) procure that all reasonable steps are taken to preserve and protect the assets of each member of the Target Group and to preserve and retain the goodwill of each of their businesses (including the existing relationships with customers and suppliers);

(c) subject to Clause 11, procure that the Purchaser’s representatives shall be allowed, upon reasonable notice, access to (i) the books and records of each member of the Target Group (including all statutory books, minute books, leases, contracts, supplier lists and customer lists), together with the right to take copies; and (ii) the premises used by, and management of, each member of the Target Group;

(d) not do, allow or procure, and shall ensure that no member of the Target Group shall do, allow or procure, any act or omission which would constitute or give rise to a breach of any Warranty if the Warranties were repeated at any time before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the relevant date;

(e) make prompt disclosure to the Purchaser of all relevant information which comes to the notice of the Seller or any other member of the Seller Group in relation to any fact or matter (whether existing on or before the date of this Agreement or arising afterwards) which may constitute a breach of any Warranty if the Warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing;

(f) procure that there is no declaration, authorisation, making or payment of a dividend or other distribution (whether in cash, stock or in kind) nor any reduction of its paid-up registered capital by any member of the Target Group;

(g) procure that no share or loan capital or other security is created, allotted or issued or agreed to be created, allotted or issued by any member of the Target Group and that no option over or other right to subscribe for any share or loan capital or other security is granted by any member of the Target Group;

(h) cause all transactions between each member of the Target Group and members of the Seller Group to take place on arm’s length terms;

(i) not take any action, and shall procure that no action is taken by any member of the Target Group, which is inconsistent with the provisions of this Agreement;

(j) otherwise than in the ordinary course of business, the amount of any Indebtedness owed by each member of the Target Group existing as at the date of this Agreement shall not be increased or extended and no new Indebtedness shall be entered into or assumed by any such company; and

(k) no action is taken by any member of the Target Group or any Seller Group Company which is inconsistent with the provisions of this Agreement or the consummation of the transactions contemplated by this Agreement.

2. Pending Completion the Seller shall fully notify and consult with the Purchaser, or procure that the Purchaser is fully notified and consulted, in relation to any matters which may result in a Material Adverse Change, and shall procure that, save with the prior consent of the Purchaser, none of the following are done, permitted or agreed to be done by or in relation to the Target Group:

(a) the Restructuring of, or the discontinuance of, any part of the business of the Target Group;

(b) any failure to settle in accordance with the payment procedures and timescales normally observed by each member of the Target Group any debts incurred by that member of the Target Group in the normal course of trading;

(c) any execution or modification of (including a bid, tender, proposal or offer likely to lead to the same) or a termination of any contract or arrangement having a material value or involving or likely to involve material expenditure or which is of a long term or unusual nature or which could involve an obligation of a material nature or which may result in any material change in the nature or scope of the operations of any member of the Target Group, or any modification (including a bid, tender, proposal, or offer likely to lead to the same) of any contract or arrangement which would cause the relevant contract or arrangement to fall within any of the above descriptions in this paragraph, or which may have such a result;

(d) the creation of any Encumbrance over the Target Shares or the registered capital or the assets of any member of the Target Group, or any of them, other than a Permitted Encumbrance;

(e) the acquisition of, or entering into an agreement to acquire, or the disposal of, or entering into an agreement to dispose of, any material asset or material business; and

(f) execution of any agreement, contract, arrangement or transaction (whether or not legally binding) other than in the ordinary and usual course of business.

SCHEDULE 5

COMPLETION ARRANGEMENTS

3. At or before Completion, the Seller shall deliver or procure the delivery to the Purchaser of (or make available to the Purchaser’s satisfaction):

(a) documentation certifying the completion of the administrative registration and transfer of the ownership of the entire interest in each Target Company from the Seller into the name of the Purchaser;

(b) the certificates of incorporation, common seal, share register, business licence, the documents evidencing the PRC Relevant Governmental Approvals (as the case may be) and all minute books and other statutory books (which shall be written up to but not including Completion) of each Target Company;

(c) all such other documents as may be required to enable the Purchaser to be registered as the sole shareholder of the entire interest in each Target Company;

(d) a counterpart of the Tax Indemnity duly executed by the Seller;

(e) a copy of a resolution of the office of the managing director (certified by an officer of the Seller duly appointed by the Seller as true and correct) of the Seller, authorising the execution of and the performance by the Seller of its obligations under this Agreement and each of the other documents to be executed by the Seller;

(f) a legal opinion on the Properties from Jingtian Gongcheng, PRC counsel, in form and substance acceptable to the Purchaser; and

(g) a certificate of an officer of the Seller to the effect that each of the representations and warranties set forth in Schedule 3 is true and accurate in all material respects immediately before Completion.

4. At Completion, the Purchaser shall:

(a) in satisfaction of its obligations under Clause 5.2, cause the amount set forth in Clause 5.2 to be paid on Completion or such later date as may be agreed between the Seller and the Purchaser by electronic funds transfer (or such other modes of payment as may be agreed between the Seller and the Purchaser) to the bank account(s) of the Seller, details of which shall be notified in writing to the Purchaser at least two Business Days prior to Completion; and

(b) deliver to the Seller a copy of the board minutes (certified by a duly appointed officer as true and correct) of the Purchaser authorising the execution and performance by the Purchaser of its obligations under this Agreement.

SCHEDULE 6

CONNECTED TRANSACTIONS

1. This Agreement.

2. The Supplement Agreement of the Trademark License Agreement and the Supplement Agreement of the Non-competition Agreement, the Centralized Services Agreement, the Interconnection Settlement Agreement and the Optic Fibers Leasing Agreement for the Four Provinces entered into on April 13, 2004 between China Telecommunications Corporation and China Telecom Corporation Limited.

3. The General Service Frame Agreement entered into on April 13, 2004 between China Telecommunications Corporation and China Telecom Corporation Limited.

4. The Service Frame Agreements Regarding Telecommunications Engineering Design and Construction entered into on April 19, 2004, between Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom respectively, and China Telecom Hubei Telecom Company, China Telecom Hunan Telecom Company, China Telecom Hainan Telecom Company, China Telecom Guizhou Telecom Company, China Telecom Yunnan Telecom Company, China Telecom Shaanxi Telecom Company, China Telecom Gansu Telecom Company, China Telecom Qinghai Telecom Company, China Telecom Ningxia Telecom Company and China Telecom Xinjiang Telecom Company respectively.

5. The Premises Subleasing Frame Agreements entered into on April 19, 2004, between Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom respectively, and China Telecom Hubei Telecom Company, China Telecom Hunan Telecom Company, China Telecom Hainan Telecom Company, China Telecom Guizhou Telecom Company, China Telecom Yunnan Telecom Company, China Telecom Shaanxi Telecom Company, China Telecom Gansu Telecom Company, China Telecom Qinghai Telecom Company, China Telecom Ningxia Telecom Company and China Telecom Xinjiang Telecom Company respectively.

6. The Premises Leasing Frame Agreements entered into on April 19, 2004, between Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom respectively, and China Telecom Hubei Telecom Company, China Telecom Hunan Telecom Company, China Telecom Hainan Telecom Company, China Telecom Guizhou Telecom Company, China Telecom Yunnan Telecom Company, China Telecom Shaanxi Telecom Company, China Telecom Gansu Telecom Company, China Telecom Qinghai Telecom Company, China Telecom Ningxia Telecom Company and China Telecom Xinjiang Telecom Company respectively.

7. The IT Service Frame Agreements entered into on April 19, 2004, between Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom respectively, and China Telecom Hubei Telecom Company, China Telecom Hunan Telecom Company, China Telecom Hainan Telecom Company, China Telecom Guizhou Telecom Company, China Telecom Yunnan Telecom Company, China Telecom Shaanxi Telecom Company, China Telecom Gansu Telecom Company, China Telecom Qinghai Telecom Company, China Telecom Ningxia Telecom Company and China Telecom Xinjiang Telecom Company respectively.

8. The Equipment Acquisition Frame Agreements entered into on April 19, 2004, between Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom respectively, and China Telecom Hubei Telecom Company, China Telecom Hunan Telecom Company, China Telecom Hainan Telecom Company, China Telecom Guizhou

Telecom Company, China Telecom Yunnan Telecom Company, China Telecom Shaanxi Telecom Company, China Telecom Gansu Telecom Company, China Telecom Qinghai Telecom Company, China Telecom Ningxia Telecom Company and China Telecom Xinjiang Telecom Company respectively.

9. The Support Service Frame Agreements entered into on April 19, 2004, between Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom respectively, and China Telecom Hubei Telecom Company, China Telecom Hunan Telecom Company, China Telecom Hainan Telecom Company, China Telecom Guizhou Telecom Company, China Telecom Yunnan Telecom Company, China Telecom Shaanxi Telecom Company, China Telecom Gansu Telecom Company, China Telecom Qinghai Telecom Company, China Telecom Ningxia Telecom Company and China Telecom Xinjiang Telecom Company respectively.

10. The Telecommunications Terminal Service Frame Agreements entered into on April 19, 2004, between Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom respectively, and China Telecom Hubei Telecom Company, China Telecom Hunan Telecom Company, China Telecom Hainan Telecom Company, China Telecom Guizhou Telecom Company, China Telecom Yunnan Telecom Company, China Telecom Shaanxi Telecom Company, China Telecom Gansu Telecom Company, China Telecom Qinghai Telecom Company, China Telecom Ningxia Telecom Company and China Telecom Xinjiang Telecom Company respectively.

SECHEDULE 7

TAX INDEMNITY AGREEMENT

THIS TAX INDEMNITY AGREEMENT was entered into on April 13, 2004

BETWEEN:

(1) CHINA TELECOMMUNICATIONS CORPORATION a company incorporated under the laws of the PRC whose registered office is at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (the “Seller”); and

(2) CHINA TELECOM CORPORATION LIMITED a company incorporated under the laws of the PRC whose registered office is at 31 Jinrong Avenue, Xicheng District, Beijing, PRC (the “Purchaser”).

WHEREAS:

(A) By a conditional sale and purchase agreement dated April 13 2004 (the “The Sale and Purchase Agreement”) made between the Seller and the Purchaser, the Seller has agreed to sell and the Purchaser has agreed to purchase the Target Shares (as defined in the Sale and Purchase Agreement) on the terms and conditions contained therein.

(B) It is a term of the Sale and Purchase Agreement that the Seller deliver this Tax Indemnity Agreement to the Purchaser upon the Completion (as defined in the Sale and Purchase Agreement).

NOW THEREFORE both parties hereto agree as follows:

1. DEFINITIONS

1.1 In this Agreement, unless the context requires otherwise:

(a) words and expressions and other rules of interpretation defined, used or set forth in the Sale and Purchase Agreement have the same meanings and application in this Agreement;

(b) Taxation means and includes all forms of tax, levy, duty, charge, impost, fee, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing or other authority in any part of the world and includes any interest, additional tax, penalty or other charge payable or claimed in respect thereof,

(c) Claim means any assessment, notice, demand, letter or other document issued or action taken by or on behalf of any person, authority or body whatsoever and of whatever country from which it appears that any Target Company is liable or is sought to be made liable to make any payment or is deprived or is sought to be deprived of any relief or allowance or credit or right to repayment of taxation;

(d) Event includes (without limitation) the death of any person, any action, omission or transaction whether or not any Target Company is a party thereto and includes completion of the sale of the Target Shares to the Purchaser and references to the result of events on or before the date hereof shall include the combined result of two or more events one or more of which shall have taken place before the date hereof;

(e) references to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received for the purposes of any legislation;

(f) references to a Claim shall include any Claim whether made before or after the date hereof and whether satisfied or unsatisfied at the date hereof and shall also include:

(i) the loss of any relief, allowance or credit granted by or pursuant to any legislation or otherwise for taxation purposes which could but for the Claim in question have been available to the Purchaser or any Target Company whether or not the said loss results in any taxation being payable at the time of such loss; and

(ii) the nullifying or cancellation of a right to repayment of taxation which would have been so available or is at the date hereof assumed by the Seller or the Purchaser to be available;

(g) and in such a case the amount of taxation which could otherwise have been relieved, allowed or credited by the relief, allowance or credit so lost or the amount of repayment which would otherwise have been obtained shall be treated as an amount of taxation for which a liability has arisen;

(h) references to the Sale and Purchase Agreement shall be construed as references to the Sale and Purchase Agreement as amended or supplemented from time to time.

1.2 The “Seller”, the “Target Company” and the “Purchaser” shall, where the context permits, include their respective successors and assigns.

2. INDEMNITY

Subject as hereinafter provided, the Seller hereby undertakes to indemnify and keep indemnified the Purchaser (for itself and as trustee for any Target Group member) against any loss or liability suffered by the Purchaser or any Target Company including, but not limited to, any diminution in the value of the assets of or shares in any Target Company, any payment made or required to be made by the Purchaser or any Target Company and any costs and expenses incurred as a result of or in connection with any Claim falling on any Target Company resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date hereof or any event on or before the date hereof whether alone or in conjunction with other circumstances and whether or not such taxation is chargeable against or attributable to any other person, firm or company.

3. EXCEPTIONS

The indemnities given by this Agreement do not cover any Claim to the extent that provision or reserve in respect thereof has been made in the Last Accounts or to the extent that payment or discharge of such Claim has been taken into account therein.

4. COSTS AND EXPENSES

The indemnities given by this Agreement shall cover all costs and expenses incurred by the Purchaser or any Target Company in connection with any Claim, and any penalties, fines or interest payable by the Purchaser or any Target Company relating to any Claim for which the Seller is liable under this Agreement.

5. REIMBURSEMENT

In the event that any Claim which is the subject of an indemnity hereunder is or has been discharged (whether by payment or by the loss of any relief, allowance, credit or right to repayment of taxation) or suffered by any Target Company, the indemnity given hereunder shall take effect as a covenant by the Seller forthwith to reimburse the relevant Target Company (through the Purchaser) for any amount so paid or to compensate the relevant Target Company for any loss of relief, allowance, credit or right to repayment so suffered.

6. PROCESS FOR CLAIMS

If the Purchaser becomes aware of a Claim relevant for the purposes of this Agreement, it shall as soon as reasonably practicable give notice thereof to the Seller and shall (subject to the Purchaser and the Target Group being indemnified to the Purchaser’s satisfaction against any liability, costs, damages or expenses which may be incurred thereby) take such action and procure that the Target Company shall take such action as the Seller may reasonably request to avoid, resist, dispute, defend, compromise or appeal against the Claim, provided that neither the Purchaser nor any Target Company shall be required to take any steps which would require any admission of guilt or liability relating to matters connected with the Claim in question or which would affect the future conduct of the business of the Purchaser or any Target Company or affect the rights or reputations of any of them nor shall they be required to take any such action unless the Seller shall have produced to them a leading barrister’s opinion that such action is reasonable.

7. WRITE-OFF AND DEDUCTIONS

All payments to be made by the Seller under this Agreement shall be made in full without set-off or counterclaim or any restriction or condition and free and clear of any present or future taxes, duties, charges or other deductions or withholdings of any nature. If any deduction or withholding is required to be made from any such payment the Seller shall, together with such payment, pay such additional amount as is necessary to ensure that the recipient receives the full amount due hereunder.

8. WAIVER AND SEVERABILITY

No failure or delay by the Purchaser or any Target Company in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

9. ASSIGNMENT

The Purchaser and any Target Company may assign its respective rights and benefits under this Agreement.

10. NOTICES

Each notice, demand or other communication given or made hereunder shall be in writing and delivered or sent to the relevant party at its address or telex number or fax number set forth in the Sale and Purchase Agreement. The provisions of Clause 14 of the Sale and Purchase Agreement shall apply to this Agreement as though they have been fully set forth herein.

11. GOVERNING LAW AND JURISDICTION

11.1 This Agreement shall be governed by and construed in accordance with the laws of People’s Republic of China.

11.2 Any dispute arising from or in connection with this Agreement shall be submitted to the China International Economic and Trade Arbitration Commission located in Beijing for arbitration which shall be conducted in accordance with the Commission’s arbitration rules in effect at the time of applying for arbitration. The arbitral award is final and binding upon both parties.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

SIGNED, SEALED AND DELIVERED BY

a duly authorised representative on behalf of

CHINA TELECOMMUNICATIONS CORPORATION

SIGNED, SEALED AND DELIVERED BY

a duly authorised representative on behalf of

CHINA TELECOM CORPORATION LIMITED